UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: May 2, 2012

Commission File Number: 1-15060

UBS AG

(Registrant’s Name)

Bahnhofstrasse 45, Zurich, Switzerland, and

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

This Form 6-K consists of the Fourth Quarter 2012 Report of UBS AG, which appears immediately following this page.

First Quarter 2012 Report

Our financial results for

the first quarter of 2012.

First Quarter 2012 Report

Dear shareholders,

For the first quarter of 2012, we report a net profit attributable to UBS shareholders of CHF 827 million and diluted earnings per share of CHF 0.22. The adjusted pre-tax profit for the Group was CHF 2.2 billion1 as all of our business divisions recorded improved profitability, with increased revenues reflecting a partial recovery in client activity levels. We also saw improved net new money in our wealth management businesses where we recorded combined net inflows of CHF 10.9 billion. At the same time we made further progress in reducing risk-weighted assets and building our capital base. A noteworthy event in the quarter was the inaugural issuance of our Basel III-compliant loss-absorbing capital notes, where we successfully raised USD 2 billion from a broad base of institutional and private investors.

Looking at the first quarter in more detail, concerns surrounding eurozone sovereign debt and the European banking system eased temporarily following the decision of the European Central Bank to conduct a second long-term refinancing operation. In the US, the Federal Reserve addressed continuing worries about the prospects for economic growth and affirmed its commitment to maintain low interest rates for the foreseeable future. While these events were instrumental to a recovery in markets and provided a short-term boost to confidence levels following the lows of the fourth quarter, activity levels overall were more muted than those typically experienced at the beginning of the year. Investors remained cautious as they awaited a comprehensive and sustainable resolution to eurozone debt issues and evidence of a sustainable recovery in global economic growth.

In addition, our results for the quarter were affected by several significant items including CHF 1.2 billion of own credit losses, mostly recorded in the Investment Bank, as stronger markets resulted in our bond and credit default swap spreads tightening. We also recorded a reduction in personnel expenses of CHF 485 million, reflecting changes to our Swiss pension plan. Tax expenses were markedly higher this quarter, reflecting our improved operating performance. For the first quarter, we reported a pre-tax profit for the Group of CHF 1,304 million compared with CHF 481 million in the fourth quarter 2011.

Examining the performance of our businesses during the first quarter, Wealth Management delivered an increased pre-tax profit of CHF 803 million compared with CHF 471 million in the prior quarter. The result included a reduction in personnel expenses of CHF 237 million related to changes to our Swiss pension plan which reduced operating expenses. Increased levels of client activity compared with the historically low levels seen at the end of 2011 led to higher net fee and commission income and a 2 basis point increase in our gross margin to 93 basis points. We recorded operating income of CHF 1.8 billion this quarter, up by 6% from the prior quarter. Net new money inflows increased to CHF 6.7 billion from CHF 3.1 billion in the prior quarter as a result of strong inflows from the Asia Pacific region, the emerging markets and Wealth Management Switzerland, as well as globally from ultra high net worth clients. Our invested asset base benefited both from these inflows and from rising markets, and we closed the quarter with invested assets of CHF 772 billion, up 3% on the fourth quarter. We also continued to attract experienced client advisors in our strategic growth regions, primarily in the Asia Pacific region and emerging markets.

Wealth Management Americas continued to make good progress and achieved a record pre-tax profit of USD 209 million, up from USD 156 million in the prior quarter. This improvement was led by a 4% increase in operating income, and reflected higher transactional revenue including higher income from the sale of equities and structured products as well as higher realized gains from the available-for-sale portfolio. Operating expenses increased due to increased personnel expenses. The business continued to make progress in its banking and lending initiatives with significant growth in average mortgage balances from our high net worth and ultra high net worth clients as well as in its securities-backed lending balances. Net new money inflows increased

1   Excluding an own credit loss on financial liabilities designated at fair value of CHF 1,164 million, debit valuation adjustments of negative CHF 53 million, net restructuring charges of CHF 126 million and a reduction to personnel expenses of CHF 485 million related to changes to our Swiss pension plan.

First Quarter 2012 Report

to USD 4.6 billion compared with USD 2.1 billion in the prior quarter. We are pleased to note that overall financial advisor attrition rates remain low, reflecting the advisors’ recognition of the business’s momentum.

The Investment Bank successfully balanced revenue generation, risk reduction and cost efficiency to deliver attractive returns this quarter as it continued executing our strategy. The business achieved an adjusted pre-tax profit1 of CHF 846 million on higher revenues across all business areas, which were well placed to capture the opportunities presented by improved markets. The Investment Banking Department increased capital market revenues, winning market share and improving its ranking in the capital markets business. In Equities, cash revenues in particular benefited from increased commissions as volumes improved across all regions. Revenues in our fixed income, currencies and commodities operations increased by 45% as our credit and emerging markets businesses benefited from strong trading results as overall client activity improved and market volatility declined. Overall, the Investment Bank improved its trading efficiency and maintained vigilance on costs, helping it to achieve an adjusted cost/income ratio1 of 71.7%. The business also continued to make significant progress in reducing risk-weighted assets and, at the end of the quarter, risk-weighted assets measured on a Basel 2.5 basis were CHF 114 billion, down from CHF 135 billion at the end of the prior quarter. We are pleased to note that Basel III pro-forma risk-weighted assets2 were reduced by CHF 21 billion to CHF 191 billion, putting the business ahead of its plan to reduce Basel III risk-weighted assets to approximately CHF 190 billion by the end of this year.

For the first quarter, our Global Asset Management business recorded an increased pre-tax profit of CHF 156 million compared with CHF 118 million in the previous quarter. Operating income benefited from higher performance fees, mainly in alternative and quantitative investments and, most notably, in our O’Connor flagship single-manager funds, but also in traditional investments, especially equities. Net management fees were slightly lower. Op-

erating costs for the business were lower this quarter, mainly as a result of a pension plan-related reduction to personnel expenses of CHF 20 million. Several large institutional clients re-aligned their portfolios in the first quarter, and combined with a delay in some inflows until the second quarter, contributed to third-party net new money outflows of CHF 2.9 billion excluding money market flows. In contrast, net new money inflows through our wealth management businesses, excluding money market flows, turned positive at CHF 0.3 billion.

Our Retail & Corporate business continues to make a significant contribution to the Group as a whole in terms of revenue and profitability, as well as delivering growth opportunities to our other businesses. For the first quarter the business recorded a pre-tax profit of CHF 575 million compared with CHF 412 million in the prior quarter. The result included a CHF 190 million pension plan-related reduction in personnel expenses which contributed to lower operating costs this quarter. Operating income increased to CHF 936 million and included a credit loss recovery of CHF 18 million. Net trading and net interest income decreased, reflecting lower treasury-related income, while net fee and commission income rose on increased client activity. The business delivered strong growth performance supported by various initiatives to attract new clients and identify sales opportunities from our existing client base. As a result, we opened 24,000 new private client accounts in the first quarter and attracted CHF 1.6 billion in net new client assets from our Swiss clients.

As we have previously stated, we believe that our capital strength gives us a competitive advantage and remains fundamental to our success. We ended the quarter with a Basel 2.5 tier 1 capital ratio of 18.7%, up from 15.9% in the prior quarter, and an estimated Basel III common equity tier 1 ratio2 of 11.8% calculated on a phased-in basis. We continued to make swift progress in reducing risk-weighted assets and are well ahead of schedule, having already achieved a significant part of the planned reductions for the Group for 2012. In keeping with our strategy to re-

1  Excluding an own credit loss on financial liabilities designated at fair value of CHF 1,103 million, debit valuation adjustments of negative CHF 53 million, net restructuring charges of CHF 101 million and a reduction to personnel expenses of CHF 38 million related to changes to our Swiss pension plan.    2  The calculation of our pro-forma Basel III risk-weighted assets combines existing Basel 2.5 risk-weighted assets, securitization exposures based on a revised model that applies a fixed risk weighting, and new capital charges based on new models and calculation engines. These new models require regulatory approval that is not expected until after further guidance is developed. Our pro-forma Basel III risk-weighted assets therefore include estimates of the impact of these new capital charges and will be refined as new models and the associated systems are enhanced and as regulatory interpretations evolve.

First Quarter 2012 Report

duce risk-weighted assets and improve capital efficiency, in March we entered into an agreement in principle with a monoline insurer to commute certain credit default swaps in exchange for a cash payment. This deal, which has now been finalized, removes a significant hurdle to selling or restructuring approximately CHF 15 billion of Basel III risk-weighted assets. As we mentioned earlier, in February, and in a landmark deal for the industry, we issued USD 2 billion of Basel III-compliant loss-absorbing notes to private and institutional investors in Asia and Europe. This inaugural issue marked the first step in a regular global issuance program designed to ensure we maintain our leading position in the Basel III banking environment. We will continue to build toward our targets of a common equity tier 1 ratio of 13% under Basel III and a total capital ratio of 19% required by our Swiss regulator, FINMA.

We continue to manage costs carefully, and the first quarter results underline our progress to date. The adjusted cost/income ratio for the Group1 fell to 72.4% from 87.5% in the prior quarter. We remain on track to deliver on our CHF 2 billion cost reduction target by the end of 2013. While we have already taken many of the actions needed to deliver these efficiencies, we will remain vigilant on costs regardless of the market environment.

Additionally, we are assessing longer-term strategic projects which will enable us to streamline our organizational design and structure allowing us to deliver even greater efficiencies over the coming years. We have already made progress, centralizing and restructuring logistics and improving control functions as well as significantly reducing costs for the Group as a whole. In future, we will standardize our processes, streamline our product offering and approach our clients in a more systematic way, while using our resources efficiently, improving operational control further and employing technology to even greater advantage. We have appointed a program director to manage these wide-ranging projects effectively, as well as a Head of Group Operations, who will lead this newly established function tasked with driving improvements across the firm.

At our Investor Day 2011, we set out detailed plans for the execution of our strategy and announced target performance ranges for our businesses and the Group designed to balance sustainable growth in profits, improved efficiency and lower capital intensity. Successful strategic execution as measured against these targets will form the basis for a progressive capital returns program for our shareholders. We have already made significant headway in critical areas in the two quarters since these targets were announced, despite facing challenging markets along the way. We are ahead of our risk-weighted assets reduction targets for the year, enabling us to increase our leading capital ratios further. Most of our businesses are already operating within their targeted cost/income ranges, bearing testimony to our continued progress implementing efficiency measures across the Group. In terms of growth, our wealth management businesses made good progress and are delivering net new money growth within the targeted ranges, and our Retail & Corporate business is ahead of target for new business volume growth. In challenging conditions for the industry as a whole, net new money growth performance in our Global Asset Management business fell outside its targeted range in the first quarter. Wealth Management Americas and Global Asset Management both achieved gross margins within the target ranges, and we believe that our Wealth Management business should achieve its minimum target level for gross margin as client confidence improves, and move comfortably within that range once there are significant improvements in the interest rate environment.

We remain committed to being a responsible partner to the communities in which we do business and, as part of our ongoing 150th anniversary activities, we recently announced the establishment of a broad-based education initiative that supports projects across all age groups and educational levels in Switzerland and abroad. The creation of the UBS International Center of Economics in Society will be the flagship of this initiative. Based within the University of Zurich, one of the top European institutions in the field of economics, and under the direction of world-renowned economist Professor Ernst Fehr, UBS will support the establish-

1  Excluding an own credit loss on financial liabilities designated at fair value of CHF 1,164 million, debit valuation adjustments of negative CHF 53 million, net restructuring charges of CHF 126 million and a reduction in personnel expenses of CHF 485 million related to changes to our Swiss pension plan.

ment of up to five new permanent chairs, facilitating leading-edge interdisciplinary research in economics and the financial markets. The UBS International Center will also foster regular dialogue and debate in the fields of science, business, and politics through a series of public events, lectures, workshops and seminars. We believe this substantial investment will be important not only for promoting education in our home market, but also in helping support Switzerland as a premier global business location.

Outlook – As in recent quarters, progress on sustained and material improvements to eurozone sovereign debt issues, concerns regarding the European banking system and US federal budget deficit issues, as well as continued uncertainty about the global economic outlook in general, will likely have an influence on client activity levels in the second quarter of 2012. Failure to make progress on these key issues would make further improvements in prevailing market conditions unlikely and would have the potential to continue the headwinds for revenue growth, net interest margins and net new money. Nevertheless, we believe our wealth management businesses as a whole will continue to attract net new money, as our clients recognize our efforts and continue to entrust us with their assets. We are confident that the coming quarters will continue to present additional opportunities for us to strengthen our position as one of the best-capitalized banks in the world, and we will continue to focus on reducing our Basel III risk-weighted assets and building our capital ratios. We have the utmost confidence in our firm’s future.

Yours sincerely,

Kaspar Villiger	Sergio P. Ermotti
Chairman of the	Group Chief Executive Officer
Board of Directors

First Quarter 2012 Report

UBS key figures

	As of or for the quarter ended
CHF million, except where indicated	31.3.12	31.12.11	31.3.11

Group results

Operating income	6,525	5,862	8,344

Operating expenses	5,221	5,381	6,110

Operating profit before tax	1,304	481	2,235

Net profit attributable to UBS shareholders	827	319	1,807

Diluted earnings per share (CHF)[1]	0.22	0.08	0.47

Key performance indicators, balance sheet and capital management[2]

Performance

Return on equity (RoE) (%)	6.2	8.5	15.5

Return on risk-weighted assets, gross (%)[3]	11.5	13.7	16.6

Return on assets, gross (%)	1.9	2.1	2.6

Growth

Net profit growth (%)	159.2	(68.7)	8.7

Net new money growth (%)[4]	0.6	1.1	4.0

Efficiency

Cost/income ratio (%)	80.5	91.6	73.3

Capital strength

BIS tier 1 ratio (%)[5]	18.7	15.9	17.9

FINMA leverage ratio (%)[5]	5.6	5.4	4.6

Balance sheet and capital management

Total assets	1,365,837	1,419,162	1,291,286

Equity attributable to UBS shareholders	53,226	53,447	46,695

Total book value per share (CHF)[6]	14.10	14.26	12.28

Tangible book value per share (CHF)[6]	11.62	11.68	9.74

BIS core tier 1 ratio (%)[5]	16.7	14.1	15.6

BIS total ratio (%)[5]	21.1	17.2	19.4

BIS risk-weighted assets[5]	211,092	240,962	203,361

BIS tier 1 capital[5]	39,570	38,370	36,379

Additional information

Invested assets (CHF billion)[7]	2,115	2,088	2,118

Personnel (full-time equivalents)	64,243	64,820	65,396

Market capitalization[8]	48,488	42,843	63,144

1   Refer to “Note 8 Earnings per share (EPS) and shares outstanding” in the “Financial information” section of this report for more information.    2  For the definitions of our key performance indicators, refer to the “Measurement of performance” section of our Annual Report 2011.    3  Based on Basel 2.5 risk-weighted assets from the first quarter of 2012 onwards. Based on Basel II risk-weighted assets for periods prior to the first quarter of 2012.    4  Excludes interest and dividend income.    5  Capital management data as of 31 March 2012 and 31 December 2011 is disclosed in accordance with the Basel 2.5 framework. Capital management data as of 31 March 2011 is disclosed in accordance with the Basel II framework. Refer to the “Capital management” section of this report for more information.    6   Refer to the “Capital management” section of this report for more information.    7  In the first quarter 2012, we have refined our definition of invested assets. Prior periods have been adjusted accordingly. Refer to the “Recent developments and financial reporting structure changes” section for more information. Invested assets as of 31 March 2012 include Retail & Corporate invested assets of CHF 56 billion (31 December 2011: CHF 55 billion; 31 March 2011: CHF 58 billion).    8  Refer to the appendix “UBS shares” of this report for more information.

Corporate calendar

Annual General Meeting

Thursday, 3 May 2012

Publication of the second quarter of 2012 report

Tuesday, 31 July 2012

Publication of the third quarter of 2012 report

Tuesday, 30 October 2012

Contacts

Switchboards

For all general queries.

Zurich +41-44-234 1111

London +44-20-7568 0000

New York +1-212-821 3000

Hong Kong +852-2971 8888

www.ubs.com/contact

Investor Relations

UBS’s Investor Relations team supports institutional, professional and retail investors from our offices in Zurich and New York.

UBS AG, Investor Relations

P.O. Box, CH-8098 Zurich, Switzerland

sh-investorrelations@ubs.com

www.ubs.com/investors

Hotline +41-44-234 4100

New York +1-212-882 5734

Fax (Zurich) +41-44-234 3415

Media Relations

UBS’s Media Relations team supports global media and journalists from offices in Zurich, London, New York and Hong Kong.

www.ubs.com/media

Zurich +41-44-234 8500

mediarelations@ubs.com

London +44-20-7567 4714

ubs-media-relations@ubs.com

New York +1-212-882 5857

mediarelations-ny@ubs.com

Hong Kong +852-2971 8200

sh-mediarelations-ap@ubs.com

Office of the Company Secretary

The Company Secretary receives queries on compensation and related issues addressed to members of the Board of Directors.

UBS AG, Office of the Company Secretary P.O. Box, CH-8098 Zurich, Switzerland

sh-company-secretary@ubs.com

Hotline +41-44-234 3628

Fax +41-44-234 6603

Shareholder Services

UBS’s Shareholder Services team, a unit of the Company Secretary office, is responsible for the registration of the global registered shares.

UBS AG, Shareholder Services

P.O. Box, CH-8098 Zurich,

Switzerland

sh-shareholder-services@ubs.com

Hotline +41-44-235 6202

Fax +41-44-235 3154

US Transfer Agent

For all global registered share-related queries in the US.

Computershare

480 Washington Boulevard

Jersey City, NJ 07310-1900, USA

sh-relations@mellon investor.com www.bnymellon.com/

shareowner/ equityaccess

Calls from the US +866-541 9689

Calls outside the US +1-201-680 6578

Fax +1-201-680 4675

Imprint

Publisher: UBS AG, Zurich and Basel, Switzerland | www.ubs.com Language: English | SAP-No. 80834E-1201

© UBS 2012. The key symbol and UBS are among the registered and unregistered trademarks of UBS. All rights reserved.

Printed in Switzerland on chlorine-free paper with mineral oil-reduced inks. Paper production from socially responsible and ecologically sound forestry practices.

1■	UBS Group
10	Recent developments and financial reporting structure changes
12	Group results
2■	UBS business divisions and Corporate Center
20	Wealth Management
23	Wealth Management Americas
28	Investment Bank
32	Global Asset Management
38	Retail & Corporate
41	Corporate Center
3■	Risk and treasury management
48	Risk management and control
58	Balance sheet
60	Liquidity and funding
63	Capital management
4■	Financial information (unaudited)
70	Interim consolidated financial statements
77	Notes to the interim consolidated financial statements
99	Supplemental information for UBS AG (Parent Bank) and UBS Limited
Appendix
106	UBS shares
107	Information sources

First Quarter 2012 Report

UBS and its businesses

We draw on our 150-year heritage to serve private, institutional and corporate clients worldwide, as well as retail clients in Switzerland. Our business strategy is centered on our pre-eminent global wealth management businesses and our universal bank in Switzerland. Together with a client-focused Investment Bank and a strong, well-diversified Global Asset Management business, we will expand our premier wealth management franchise and drive further growth across the Group. Headquartered in Zurich and Basel, Switzerland, we have offices in more than 50 countries, including all major financial centers, and employ approximately 64,000 people. Under Swiss company law, we are organized as an Aktiengesellschaft (AG), a corporation that has issued shares of common stock to investors. UBS AG is the parent company of the UBS Group (Group). The operational structure of the Group comprises the Corporate Center and five business divisions: Wealth Management, Wealth Management Americas, the Investment Bank, Global Asset Management and Retail & Corporate.

Wealth Management delivers comprehensive financial services to wealthy private clients around the world – except those served by Wealth Management Americas. Its clients benefit from the entire spectrum of UBS resources, ranging from investment management to estate planning and corporate finance advice, in addition to specific wealth management products and services. An open product platform provides clients with access to a wide array of products from third-party providers that complement our own product lines.

Wealth Management Americas provides advice-based solutions through financial advisors who deliver a fully integrated set of products and services specifically designed to address the needs of ultra high net worth and high net worth individuals and families. It includes the domestic US business, the domestic Canadian business and international business booked in the US.

The Investment Bank provides a broad range of products and services in equities, fixed income, foreign exchange and commodities to corporate and institutional clients, sovereign and government bodies, financial intermediaries, alternative asset managers and UBS’s wealth management clients. The Investment Bank is an active participant in capital markets flow activities, including sales, trading and market-making across a broad range of securities. It provides financial solutions to a wide range of clients, and offers advisory and analytics services in all major capital markets.

Global Asset Management is a large-scale asset manager with businesses diversified across regions, capabilities and distribution channels. It offers investment capabilities and styles across all ma-

jor traditional and alternative asset classes including equities, fixed income, currencies, hedge fund, real estate, infrastructure and private equity that can also be combined into multi-asset strategies. The fund services unit provides professional services, including fund set-up, accounting and reporting for traditional investment funds and alternative funds.

Retail & Corporate delivers comprehensive financial products and services to our retail, corporate and institutional clients in Switzerland. It is an integral part of the universal bank model in Switzerland and delivers growth to our other businesses. It supports them by cross-selling products and services provided by our asset-gathering and investment banking businesses, by referring clients to them and transferring clients to Wealth Management due to increased client wealth.

The Corporate Center provides treasury services, and manages support and control functions for the business divisions and the Group in such areas as risk control, finance, legal and compliance, funding, capital and balance sheet management, management of non-trading risk, communications and branding, human resources, information technology, real estate, procurement, corporate development and service centers. It allocates most of the treasury income, operating expenses and personnel associated with these activities, which we refer to collectively as the Corporate Center – Core Functions, to the businesses based on capital and service consumption levels. The Corporate Center also encompasses the Legacy Portfolio, consisting of the centrally managed legacy portfolio formerly in the Investment Bank and the option to acquire the equity of the SNB StabFund.

  UBS Group

          Management report

Recent developments and financial reporting structure changes

Recent developments and financial reporting structure changes

Adjustment of comparative figures

After the issuance of the unaudited fourth quarter 2011 financial report on 7 February 2012, management adjusted the 2011 results to account for subsequent events. The net impact of these adjustments on Net profit attributable to UBS shareholders was a loss of CHF 74 million, which decreased basic and diluted earnings per share by CHF 0.02, as reflected in the Annual Report 2011. The fourth quarter 2011 figures in this report reflect the adjusted results.

The principal adjustment was due to an agreement in principle that we reached with MBIA in March 2012. This agreement provided for the commutation of certain credit default swap contracts in exchange for a net payment of cash. Following the publication of our Annual Report 2011, the agreement was completed in April 2012.

è	Refer to the sidebar “Certain items affecting our results in 2011” in our Annual Report 2011 for more information

Changes to key performance indicators in 2012

In the first quarter of 2012, we implemented four new key performance indicators (KPI) to assess and monitor the performance of our businesses as summarized in the table below.

For the Retail & Corporate business division, we have introduced two new KPI, namely – Net new business volume growth and Net interest margin. Net new business volume growth measures our success in expanding Retail & Corporate’s business volume from lending to clients, as well as acquiring client assets. Net interest margin measures our success in generating net interest income for the Retail & Corporate business division. In the course of implementing the new KPI, we refined our definition of invested assets and client assets for Retail & Corporate. Assets from third-party banks and brokers are no longer counted as client assets and pension fund assets are no longer counted as invested assets. Prior periods have been restated. Therefore, Retail & Corporate client assets are restated as of 31 December 2011 from CHF 848 billion to CHF 333 billion and the Group’s invested assets are restated from CHF 2,167 billion to CHF 2,088 billion.

For the Wealth Management Americas business division, we implemented a new KPI to measure its business performance – Share of recurring revenue.

Finally, we have changed our KPI relating to net new money from an absolute net new money KPI to Net new money growth. We believe measuring the KPI in terms of growth rate, as opposed to absolute growth, makes the performance KPI more meaningful. This new KPI applies to the Group and to our Wealth Management, Wealth Management Americas and Global Asset Management business divisions.

è	Refer to the “Measurement of performance” section of our Annual Report 2011 for definitions of our key performance indicators

Group/business division key performance indicators

Key performance indicators	Definition	Group	Wealth Management	Retail & Corporate	Wealth Management Americas	Global Asset Management
Net new business volume growth (%)	Net new business volume (i.e. total net inflows and outflows of client assets and loans) for the period (annualized as applicable)/business volume (i.e. total of client assets and loans) at the beginning of the period			●
Net interest margin (%)	Net interest income on a year-to-date basis (annualized as applicable)/average loans (year-to-date basis)			●
Share of recurring revenue (%)	Total recurring fees and net interest income/total operating income				●
Net new money growth (%)	Net new money for the period (annualized as applicable)/invested assets at the beginning of the period	●	●		●	●

Wealth Management and Retail & Corporate reporting

Commencing with the first quarter of 2012, Wealth Management & Swiss Bank’s two reportable segments – Wealth Management and Retail & Corporate – are now reported as separate business divisions. The operational structure of the Group now comprises the Corporate Center and five business divisions: Wealth Management, Wealth Management Americas, the Investment Bank, Global Asset Management and Retail & Corporate.

Wealth Management Americas reporting

Commencing with the first quarter 2012, the commentary for Wealth Management Americas is based on its functional currency, US dollars. The business division reporting table, however, now provides information in both Swiss francs and US dollars.

Investment Bank reporting

Starting with the first quarter, commentary on the quarterly financial results for the Investment Bank will compare results for the current quarter with those of the immediately preceding quarter, as is the practice for the other business divisions, rather than with the same quarter of the previous year. Key reasons for this change were the alignment of comparative periods across the business divisions and the tendency for business developments and currency movements to distort comparison with the same quarter of the previous year. Seasonal characteristics of general financial market activity and deal flows in investment banking will continue to have an influence on comparison.

As explained further below under Corporate Center reporting, commencing with the first quarter of 2012, a portfolio of legacy positions which was transferred from the Investment Bank is now reported within the Corporate Center. Prior periods have been restated.

In the first quarter of 2012, we transferred the commodities business that had previously been booked in other fixed income, currencies and commodities to macro; prior periods have been restated.

Corporate Center reporting

On 30 December 2011, a portfolio of legacy positions was transferred from the Investment Bank to the Corporate Center. Commencing with the first quarter of 2012, this portfolio, together with the option to buy the SNB StabFund’s equity which was already in Corporate Center, is considered a separate reportable segment within the Corporate Center and designated as the Legacy Portfolio. All other Corporate Center operations are grouped together as Corporate Center – Core Functions. Prior periods have been restated.

è	Refer to the sidebar “Transfer of legacy portfolio from the Investment Bank to the Corporate Center” in the “Group results” section of the fourth quarter 2011 report for more information

Regulatory developments

FINMA recovery and resolution guidance plan

In Switzerland, FINMA released its “recovery and resolution guidance plan” for systemicaIly important banks (SIB) on 26 March 2012. Recovery and resolution plans are intended to reduce the risks to the stability of the financial system emanating from SIB, ensure the continuity of functions that are important to the Swiss economy, and eliminate the need for publicly funded solvency support, while allowing such institutions to be restructured or to effect an orderly exit from the market in the event of failure. UBS is subject to FINMA’s recovery and resolution planning requirements. UBS is expected to produce an initial recovery plan and to submit input into FINMA’s resolution planning during the course of this year. In addition, UBS is also subject to local recovery and resolution planning requirements in the UK and the US.

Ordinances implementing the requirements of the “too-big-to-fail” law

Following the end of the consultation on 16 January 2012, the changes to the capital adequacy and banking ordinances required to implement the “too-big-to-fail” law in Switzerland are currently being worked upon by the Swiss Federal Department of Finance and by the parliamentary committees on economic affairs of both chambers. The ordinances are expected to be presented to the Swiss parliament for approval during its 2012 summer session, and thereafter should come into force on 1 January 2013, if approved.

Developments in other jurisdictions: European Market Infrastructure and the Volcker Rule

In the EU, a key development was the final political agreement on the European Market Infrastructure Regulation (EMIR). EMIR will enter into force 20 days after its publication in the Official Journal of the European Union, which is expected to take place in June 2012. It will mandate the clearing of all standardized over-the-counter derivative contracts through central counterparties as well as the reporting of all derivative contracts to trade repositories.

In the US, the comment period for the joint Notice of Proposed Rulemaking to implement the Dodd-Frank Act’s so-called “Volcker Rule” closed on 13 February 2012. The Volcker Rule precludes banking entities from engaging in proprietary trading, as well as investing in and sponsoring hedge funds or private equity funds, subject to a defined set of exemptions. These statutory prohibitions become effective on 21 July 2012, giving banking entities until 21 July 2014 to exit any prohibited activities. A forthcoming final rule will prescribe compliance requirements for banking entities. UBS is taking the necessary steps towards compliance based on the existing proposed rule and the provisions in the Dodd-Frank Act.

è	Refer to the “Regulatory developments” section of our Annual Report 2011 for further information

Group results

Group results

Net profit attributable to UBS shareholders was CHF 827 million in the first quarter of 2012 compared with CHF 319 million in the fourth quarter of 2011. Pre-tax profit improved to CHF 1,304 million from CHF 481 million, reflecting increased revenues across all business divisions and the Corporate Center. The net income tax expense was CHF 476 million compared with CHF 160 million in the prior quarter.

Income statement

	For the quarter ended			% change from
CHF million	31.3.12	31.12.11	31.3.11	4Q11	1Q11

Interest income	4,130	4,139	4,578	0	(10)

Interest expense	(2,539)	(2,395)	(2,796)	6	(9)

Net interest income	1,591	1,745	1,781	(9)	(11)

Credit loss (expense)/recovery	37	(14)	3

Net interest income after credit loss expense	1,628	1,731	1,784	(6)	(9)

Net fee and commission income	3,843	3,560	4,240	8	(9)

Net trading income	961	443	2,203	117	(56)

Other income	93	128	117	(27)	(21)

Total operating income	6,525	5,862	8,344	11	(22)

Personnel expenses	3,643	3,501	4,407	4	(17)

General and administrative expenses	1,398	1,652	1,488	(15)	(6)

Depreciation of property and equipment	158	198	191	(20)	(17)

Amortization of intangible assets	23	29	24	(21)	(4)

Total operating expenses	5,221	5,381	6,110	(3)	(15)

Operating profit before tax	1,304	481	2,235	171	(42)

Tax expense/(benefit)	476	160	426	198	12

Net profit	828	321	1,809	158	(54)

Net profit attributable to non-controlling interests	1	2	2	(50)	(50)

Net profit attributable to UBS shareholders	827	319	1,807	159	(54)

Comprehensive income

Total comprehensive income	(170)	1,239	971

Total comprehensive income attributable to non-controlling interests	(75)	(15)	106	400

Total comprehensive income attributable to UBS shareholders	(95)	1,254	865

UBS Group

Performance: 1Q12 vs 4Q11

Operating profit before tax was CHF 1,304 million in the first quarter of 2012 compared with CHF 481 million in the prior quarter. The first quarter included an own credit loss on financial liabilities designated at fair value of CHF 1,164 million, primarily reflecting the tightening of our credit spreads over the quarter, compared with a loss of CHF 71 million in the prior quarter. In addition, the first quarter included a debit valuation adjustment loss on our derivatives portfolio of CHF 53 million compared with a loss of CHF 189 million in the fourth quarter. The quarter also included a reduction in personnel expenses of CHF 485 million related to changes to our Swiss pension plan, and restructuring charges of CHF 126 million compared with CHF 10 million in the fourth quarter.

Excluding these four items, operating profit before tax increased by CHF 1,411 million to CHF 2,162 million due to higher operating income, partly offset by increased operating expenses.

Operating income: 1Q12 vs 4Q11

Total operating income was CHF 6,525 million compared with CHF 5,862 million. Excluding the impact of own credit, operating income increased by CHF 1,756 million to CHF 7,689 million.

Net interest and trading income

Net interest and trading income rose by CHF 365 million to CHF 2,553 million, primarily due to an increase in fixed income, currencies and commodities (FICC) and equities trading revenues as well as higher revenues from the Legacy Portfolio. This was partly offset by an own credit loss of CHF 1,164 million, which primarily reflected the tightening of our credit spreads over the quarter. Own credit in the fourth quarter of 2011 was a loss of CHF 71 million.

è	Refer to “Note 12b Fair value of financial instruments” in the “Financial information” section of this report for more information on own credit

Net interest and trading income in FICC, excluding own credit, increased by CHF 516 million. Credit revenues increased as flow trading across all regions increased markedly, capturing good bid-offer spreads as client flow increased. Structured credit also benefited from improved client activity with good performance across the portfolio of businesses. Emerging markets revenues also increased, as concerns about eurozone debt issues temporarily eased and client flow improved. Improved revenues were seen across all regions. In macro, revenues decreased, primarily due to a decline in short-end interest rates. The underlying performance of short-term interest rates was slightly lower than in the fourth quarter as demand declined marginally following a reduction of new issuance activity in the market. Additionally, revenues declined as a result of tightening spreads affecting derivative hedges held against funding positions reported on an accrual basis. Foreign exchange recorded steady returns despite lower volatility, while commodities revenues nearly doubled, largely due to strong performance in the index business. In the first quarter, the debit valuation adjustment on our derivatives portfolio was a loss of CHF 53 million compared with a loss of CHF 189 million in the prior quarter.

Equities net interest and trading revenues, excluding own credit, increased by CHF 258 million, mainly reflecting higher derivatives trading revenues across all regions due to more favorable trading conditions.

Net interest and trading revenues from the Legacy Portfolio, excluding own credit, increased by CHF 662 million. The revaluation of our option to acquire the SNB StabFund’s equity resulted in a gain of CHF 127 million in the first quarter compared with a loss of CHF 129 million in the prior quarter, reflecting the increase in market value of the fund assets. Furthermore, the prior period included a loss following the agreement in principle with MBIA for the commutation of certain credit default swap contracts in exchange for a net cash payment.

è

Refer to the “Non-trading portfolios - valuation and sensitivity information by instrument category” section in the «Risk management and controls» section of this report for more information on changes in the value of our option to acquire the SNB StabFund’s equity

Net interest income in Wealth Management and Wealth Management Americas was relatively stable, while net interest income in Retail & Corporate declined by CHF 28 million due to lower treasury-related interest income and increased charges related to certain centrally managed financial assets and corresponding costs.

Compared with fourth quarter of 2011, management increased the average size of certain financial asset portfolios managed centrally by Group Treasury. The costs associated with managing these portfolios also increased due to changes in market conditions, portfolio composition, and funding. In addition,

Net interest and trading income

	For the quarter ended			% change from
CHF million	31.3.12	31.12.11	31.3.11	4Q11	1Q11

Net interest and trading income
Net interest income	1,591	1,745	1,781	(9)	(11)

Net trading income	961	443	2,203	117	(56)
Total net interest and trading income	2,553	2,188	3,985	17	(36)

Group results

Credit loss (expense) / recovery

	For the quarter ended			% change from
CHF million	31.3.12	31.12.11	31.3.11	4Q11	1Q11

Wealth Management	(1)	1	9

Wealth Management Americas	0	(5)	1	(100)	(100)

Investment Bank	14	(18)	3		367

Retail & Corporate	18	(13)	(7)

Corporate Center	6	21	(3)	(71)

of which: related to Legacy Portfolio	6	21	(2)	(71)

Total	37	(14)	3

during the quarter Group Treasury incurred both increased issuance costs and debt servicing costs, attributable to several new issuances of long-term debt, including Basel Ill-compliant loss-absorbing notes of CHF 2 billion. The net impact of these items increased centrally managed treasury costs which are allocated to the business divisions and the Corporate Center by approximately CHF 80 million in the first quarter of 2012. In parallel to these activities, the allocation methodologies used to distribute the centrally managed income and expense items were revised to better reflect current divisional resource usage.

Credit loss expense/recovery

We recorded a net credit loss recovery of CHF 37 million in the first quarter of 2012, mainly in Retail & Corporate and the Investment Bank, compared with a net expense of CHF 14 million in the fourth quarter of 2011.

Net fee and commission income

Net fee and commission income increased by CHF 283 million to CHF 3,843 million.

Net brokerage fees increased by CHF 176 million to CHF 811 million due to higher transaction volumes compared with a very low level of client activity in the prior quarter. Equity underwriting fees increased by CHF 87 million to CHF 216 million following a subdued prior quarter. Debt underwriting fees increased by CHF 66 million to CHF 183 million as a result of higher transaction volumes. This was partly offset by a decrease in merger and acquisition and corporate finance fees of CHF 89 million to CHF 173 million. Additionally, portfolio management and advisory fees increased by CHF 32 million to CHF 1,404 million, mainly in Wealth Management Americas.

è	Refer to “Note 4 Net fee and commission income” in the “Financial information” section of this report for more information

Other income

Other income was CHF 93 million in the first quarter, down from CHF 128 million in the prior quarter, mainly as impairment losses on financial investments available-for-sale increased to CHF 29 million from CHF 3 million.

è	Refer to “Note 5 Other income” in the “Financial information” section of this report for more information

Operating expenses: 1Q12 vs 4Q11

Operating expenses decreased by CHF 160 million to CHF 5,221 million. The first quarter included a reduction in personnel expenses of CHF 485 million related to changes to our Swiss pension plan. Salaries and variable compensation increased by CHF 579 million to CHF 2,813 million, mainly due to higher expenses for variable compensation and increased restructuring charges. General and administrative expenses decreased by CHF 254 million. Total restructuring charges in the first quarter of 2012 were CHF 126 million compared with CHF 10 million in the prior quarter.

Personnel expenses

Personnel expenses increased by CHF 142 million to CHF 3,643 million. The first quarter included a reduction in personnel expenses of CHF 485 million related to changes to our Swiss pension plan. This included a reduction in the conversion rate on retirement and an increase to the regular retirement age, and served in part to offset the impact of increased life expectancy reflected in the defined benefit obligation.

Excluding the impact related to the changes to our Swiss pension plan, personnel expenses increased by CHF 627 million. This was mainly due to higher expenses for variable compensation, which were CHF 967 million in the first quarter of 2012 compared with CHF 558 million in the prior quarter, reflecting improved performance across all businesses. Expenses for variable compensation included a charge of CHF 373 million for the amortization of deferred compensation awards from prior years compared with CHF 324 million in the prior quarter. The first quarter also included CHF 139 million in personnel-related restructuring charges compared with CHF 14 million in the fourth quarter.

è	Refer to “Note 6 Personnel expenses” in the “Financial information” section of this report for more information

General and administrative expenses

General and administrative expenses decreased by CHF 254 million to CHF 1,398 million in the first quarter.

Administration costs decreased by CHF 110 million, mainly as the prior quarter included a CHF 109 million charge related to the UK bank levy, which was primarily recorded in the Investment Bank. Professional fees decreased by CHF 77 million, mainly reflect-

UBS Group

Performance by business divisions and Corporate Center

	For the quarter ended			% change from
CHF million	31.3.12	31.12.11	31.3.11	4Q11	1Q11

Wealth Management	803	471	645	70	24

Wealth Management Americas	190	144	111	32	71

Investment Bank	(373)	(14)	834

Global Asset Management	156	118	124	32	26

Retail & Corporate	575	412	403	40	43

Corporate Center	(47)	(649)	118	93

Operating profit before tax	1,304	481	2,235	171	(42)

ing lower legal fees. Expenses for marketing and public relations decreased by CHF 41 million.

è	Refer to “Note 7 General and administrative expenses” in the “Financial information” section of this report for more information

Depreciation and amortization

Depreciation of property and equipment was CHF 158 million, a decrease of CHF 40 million from the prior quarter. The fourth quarter included an impairment loss on a property of CHF 12 million. Furthermore, depreciation of internally generated computer software decreased.

Amortization of intangible assets was CHF 23 million compared with CHF 29 million in the previous quarter.

Tax: 1Q12 vs 4Q11

We recognized a net income tax expense of CHF 476 million for the first quarter of 2012. This included a deferred tax expense of CHF 447 million with respect to the amortization of deferred tax assets, previously recognized in relation to tax losses carried forward, to offset taxable profits for the quarter in Switzerland and the US. It also included other tax expenses of CHF 80 million related to Group entities with net taxable profits. These expenses were partially offset by tax benefits of CHF 51 million arising from the release of provisions following agreement of prior year tax positions with tax authorities in various locations.

For the fourth quarter of 2011, we recognized a net income tax expense of CHF 160 million, which mainly related to deferred tax expenses with respect to the amortization of Swiss deferred tax assets.

For the full year 2012, we expect the Group’s effective tax rate to be in the range of 20% to 25%, although the tax rate may differ if there are significant book tax adjustments, which would mainly affect Swiss taxable profits, for example own credit gains or losses.

Comprehensive income attributable to UBS shareholders: 1Q12 vs 4Q11

Comprehensive income attributable to UBS shareholders was a loss of CHF 95 million, reflecting negative other comprehensive income (OCI) attributable to UBS shareholders of CHF 922 million (net of tax), partly offset by net profit attributable to UBS shareholders of CHF 827 million.

The first quarter OCI included foreign currency translation losses of CHF 722 million and cash flow hedge losses of CHF 209 million.

The foreign currency translation losses related predominantly to the 4% weakening of the US dollar against the Swiss franc.

In the fourth quarter of 2011, comprehensive income attributable to UBS shareholders was CHF 1,254 million, including net profit attributable to UBS shareholders of CHF 319 million and other comprehensive income attributable to UBS shareholders of CHF 935 million (net of tax). The fourth quarter OCI related mainly to foreign currency translation gains of CHF 693 million and cash flow hedge gains of CHF 285 million.

è	Refer to the “Statement of comprehensive income” in the “Financial information” section of this report for more information

Performance by reporting segment: 1Q12 vs 4Q11

The management discussion and analysis by reporting segment is provided in the “UBS business divisions and Corporate Center” section of this report.

Key figures and personnel: 1Q12 vs 4Q11

Cost/income ratio

The cost/income ratio was 80.5% in the first quarter of 2012 compared with 91.6% in the prior quarter. Excluding own credit, debit valuation adjustments on our derivatives portfolio, the reduction in personnel expenses related to changes to our Swiss pension plan and restructuring charges, the cost/income ratio was 72.4%, compared with 87.5% in the prior quarter and against a target range of 65% to 75%.

BIS risk-weighted assets

Risk-weighted assets measured on a Basel 2.5 basis were reduced by CHF 29.9 billion to CHF 211.1 billion at the end of the first quarter from CHF 241 billion at the end of the fourth quarter. This resulted from lower market risk, credit risk, and operational risk, due to reduced exposures and model enhancements.

Group results

Our pro-forma Basel III estimated risk-weighted assets1 fell from CHF 380 billion as of 31 December 2011 to CHF 350 billion as of 31 March 2012, against our target of approximately CHF 340 billion for 2012.

è	Refer to the “Investment Bank”, “Legacy Portfolio” and “Capital management” sections of this report for more information

Net new money

In Wealth Management, net new money inflows were CHF 6.7 billion compared with CHF 3.1 billion. There were strong inflows in Asia Pacific, emerging markets and Wealth Management Switzerland, as well as globally from ultra high net worth clients. Europe reported outflows in both the on- and offshore businesses. This represents an annualized net new money growth rate of 3.6%, within the target range of 3% to 5%.

Wealth Management Americas recorded net new money inflows of CHF 4.2 billion or USD 4.6 billion, which represented an annualized net new money growth of 2.4%, within the target range of 2% to 4%, compared with net inflows of CHF 1.9 billion or USD 2.1 billion in the prior quarter. Net recruiting of financial advisors contributed most of the inflows this quarter, while financial advisors employed with UBS for more than one year contributed to a lesser extent. The first quarter included outflows of USD 1 billion from a single client.

Global Asset Management recorded net new money outflows of CHF 8.2 billion, which represented an annualized net new money growth of negative 5.7% against a target range of 3% to

1 The calculation of our pro-forma Basel III risk-weighted assets combines existing Basel 2.5 risk-weighted assets, securitization exposures based on a revised model that applies a fixed risk weighting, and new capital charges based on new models and calculation engines. These new models require regulatory approval that is not expected until after further guidance is developed. Our pro-forma Basel III risk-weighted assets therefore include estimates of the impact of these new capital charges and will be refined as new models and the associated systems are enhanced and as regulatory interpretations evolve.

5%. This compared with net inflows of CHF 0.2 billion in the prior quarter. Excluding money market flows, net new money outflows were CHF 2.6 billion compared with net outflows of CHF 0.5 billion in the prior quarter, mostly as a number of large institutional clients reduced or redeemed mandates as part of portfolio realignments. The prior quarter included an inflow of CHF 2.9 billion related to the transfer of investment management and research responsibilities for some private equity funds of funds from Wealth Management to Global Asset Management.

è	Refer to the various discussions of net new money flows in the “UBS business divisions and Corporate Center” section of this report for more information

Invested assets

Invested assets were CHF 2,115 billion as of 31 March 2012 compared with CHF 2,088 billion as of 31 December 2011. This increase was primarily due to positive market performance, partly offset by the depreciation of the US dollar against the Swiss franc and a net reduction of CHF 17 billion from the sale of parts of the CHF 25 billion of invested assets acquired from ING Investment Management in Australia in the fourth quarter, as anticipated under the terms of the acquisition agreement.

è	Refer to the various discussions of invested assets in the “UBS business divisions and Corporate Center” section of this report for more information

Personnel

We employed 64,243 personnel as of 31 March 2012 compared with 64,820 personnel as of 31 December 2011.

The decrease of 577 during the first quarter mainly related to our CHF 2 billion cost reduction program announced last year. The largest decreases were in Wealth Management, with 353, and in the Investment Bank, with 263, partially offset by a slight increase in Wealth Management Americas.

Net new money1

	For the quarter ended
CHF billion	31.3.12	31.12.11	31.3.11

Wealth Management	6.7	3.1	11.1

Wealth Management Americas	4.2	1.9	3.6

Global Asset Management	(8.2)	0.2	5.6

of which: money market flows	(5.6)	0.7	(1.6)

1 Excludes interest and dividend income.

Invested assets

	As of			% change from

CHF billion	31.3.12	31.12.11	31.3.11	31.12.11	31.3.11

Wealth Management	772	750	791	3	(2)

Wealth Management Americas	728	709	700	3	4

Global Asset Management	559	574	569	(3)	(2)

UBS Group

Personnel by business divisions and Corporate Center

	As of			% change from
Full-time equivalents	31.3.12	31.12.11	31.3.11	31.12.11	31.3.11
Wealth Management	15,551	15,904	15,997	(2)	(3)
Wealth Management Americas	16,296	16,207	16,234	1	0
Investment Bank	16,744	17,007	17,370	(2)	(4)
Global Asset Management	3,716	3,750	3,789	(1)	(2)
Retail & Corporate	11,417	11,430	11,545	0	(1)
Corporate Center	519	523	461	(1)	13
Total	64,243	64,820	65,396	(1)	(2)

of which: Corporate Center personnel (before allocations)[1]	19,001	19,270	19,654	(1)	(3)

[1]  Please note that some of the comparative figures in this table may differ from those originally published in quarterly and annual reports (for example due to adjustments following organizational changes).

Personnel by region

	As of			% change from
Full-time equivalents	31.3.12	31.12.11	31.3.11	31.12.11	31.3.11
Switzerland	22,819	23,188	23,454	(2)	(3)

UK	6,616	6,674	6,843	(1)	(3)

Rest of Europe	4,140	4,182	4,154	(1)	0

Middle East and Africa	169	162	145	4	17

USA	21,685	21,746	22,066	0	(2)

Rest of Americas	1,195	1,177	1,171	2	2

Asia Pacific	7,617	7,690	7,563	(1)	1

Total	64,243	64,820	65,396	(1)	(2)

Performance: 1Q12 vs 1Q11

Net profit attributable to UBS shareholders was CHF 827 million in the first quarter of 2012 compared with CHF 1,807 million in the first quarter of 2011.

Operating income decreased by CHF 1,819 million to CHF 6,525 million. This was mainly due to an own credit loss on financial liabilities designated at fair value of CHF 1,164 million compared with a loss of CHF 133 million and lower net interest and trading income in FICC, equities and the Legacy Portfolio. In addition, net fee and commission income decreased by CHF 397 mil-

lion, mainly due to lower net brokerage fees, merger and acquisition and corporate finance fees and investment fund fees.

Operating expenses decreased by CHF 889 million to CHF 5,221 million, mainly due to a decrease in personnel expenses of CHF 764 million to CHF 3,643 million. The first quarter of 2012 included a reduction in personnel expenses of CHF 485 million related to changes to our Swiss pension plan and lower accruals for variable compensation. General and administrative expenses decreased by CHF 90 million to CHF 1,398 million mainly due to lower expenses for litigation and regulatory matters and lower administration costs.

    UBS business

    divisions and

    Corporate Center

            Management report

Wealth Management

Wealth Management

Pre-tax profit was CHF 803 million in the first quarter of 2012 compared with CHF 471 million in the previous quarter, and included a reduction in personnel expenses of CHF 237 million related to changes to our Swiss pension plan. Adjusted for this item and restructuring charges, pre-tax profit increased by CHF 110 million to CHF 578 million. The gross margin on invested assets increased by 2 basis points to 93 basis points, mostly reflecting an improvement in client activity levels. Net new money was CHF 6.7 billion compared with CHF 3.1 billion in the previous quarter.

Business division reporting

	As of or for the quarter ended			% change from
CHF million, except where indicated	31.3.12	31.12.11	31.3.11	4Q11	1Q11

Net interest income	478	487	493	(2)	(3)

Net fee and commission income	1,079	955	1,243	13	(13)

Net trading income	209	216	182	(3)	15

Other income	3	14	1	(79)	200

Income	1,770	1,672	1,919	6	(8)

Credit loss (expense)/recovery	(1)	1	9

Total operating income	1,769	1,673	1,928	6	(8)

Personnel expenses	559	749	863	(25)	(35)

General and administrative expenses	276	316	299	(13)	(8)

Services (to)/from other business divisions	93	92	79	1	18

Depreciation of property and equipment	36	43	40	(16)	(10)

Amortization of intangible assets	2	3	2	(33)	0

Total operating expenses[1,2]	966	1,203	1,283	(20)	(25)

Business division performance before tax	803	471	645	70	24

Key performance indicators[3]

Pre-tax profit growth (%)	70.5	(47.0)	39.6

Cost/income ratio (%)	54.6	71.9	66.9

Net new money growth (%)[4]	3.6	1.7	5.8

Gross margin on invested assets (bps)[5]	93	91	98	2	(5)

Additional information

Average attributed equity (CHF billion)[6]	4.0	5.0	5.0	(20)	(20)

Return on attributed equity (RoaE) (%)	80.3	53.5	51.6

BIS risk-weighted assets (CHF billion)[7]	16.3	16.6	16.9	(2)

Return on risk-weighted assets, gross (%)[8]	43.0	45.7	45.4

Goodwill and intangible assets (CHF billion)	1.3	1.4	1.5	(7)	(13)

Net new money (CHF billion)[4]	6.7	3.1	11.1

Invested assets (CHF billion)	772	750	791	3	(2)

Client assets (CHF billion)	901	875	948	3	(5)

Loans, gross (CHF billion)	75.9	75.1	70.9	1	7

Due to customers (CHF billion)	168.2	170.2	163.3	(1)	3

Personnel (full-time equivalents)	15,551	15,904	15,997	(2)	(3)

Client advisors (full-time equivalents)	4,175	4,202	4,194	(1)	0

1   Operating expenses include restructuring charges of CHF 12 million in the first quarter of 2012 and restructuring provision releases of CHF 3 million in the fourth quarter of 2011.    2   Operating expenses include a reduction in personnel expenses of CHF 237 million related to changes to our Swiss pension plan in the first quarter of 2012.    3   For the definitions of our key performance indicators (KPI), refer to the “Measurement of performance” section of our Annual Report 2011. The new KPI for 2012 are explained in the “Recent developments and financial reporting structure changes” section of this report.    4  Excludes interest and dividend income.    5  Excludes any effect on profit or loss from a property fund: a realized gain due to a partial repayment of fund shares of CHF 5 million in the fourth quarter of 2011.    6  Refer to the “Capital management” section of this report for more information about the equity attribution framework.    7  Data reported as of 31 March 2012 and 31 December 2011 is disclosed in accordance with the Basel 2.5 framework. Data as of 31 March 2011 is disclosed in accordance with the Basel II framework. Refer to the “Capital management” section of this report for more information. 8 Based on Basel 2.5 risk-weighted assets from the first quarter of 2012 onwards. Based on Basel II risk-weighted assets for periods prior to the first quarter of 2012.

UBS business divisions and Corporate Center

Regional breakdown of key figures1

For the quarter ended 31.3.12	Switzerland	Asia Pacific	Europe	Emerging markets	Global Family Office[2]		of which: ultra high net worth
Net new money (CHF billion)	1.8	5.4	(1.1)	1.2	(1.2)		3.6

Net new money growth (%)	5.7	13.3	(1.5)	4.7	(13.6)		4.5

Invested assets (CHF billion)	131	169	318	108	37		329

Gross margin on invested assets (bps)	111	76	100	106	39	[3]	53

Client advisors (full-time equivalents)	791	938	1,713	629	–	[4]	783	[5]

1   Based on UBS Wealth Management business area structure, and excluding minor functions with CHF 8 billion of invested assets mainly attributable to the employee share and option plan service provided to corporate clients and their employees.    2  Joint venture between Wealth Management and the Investment Bank.    3   Of which: 20 basis points Global Family Office Wealth Management.    4  Not meaningful.    5   Dedicated ultra high net worth units: 562 client advisors. Non-dedicated ultra high net worth units: 221 client advisors.

Results: 1Q12 vs 4Q11

Operating income

Total operating income increased by CHF 96 million to CHF 1,769 million from CHF 1,673 million, mainly due to higher net fee and commission income, reflecting higher client activity levels from very low levels seen in the previous quarter.

Net interest income decreased to CHF 478 million from CHF 487 million in the previous quarter. Margins and lending volumes increased, but this increase was more than offset by lower treasury-related income and increased charges related to certain centrally managed financial assets and corresponding costs. Additionally, interest charges increased due to the business division’s share of higher interest charges related to several issuances of long-term debt by the Group during the quarter.

è	Refer to the “Corporate Center – Core Functions” section of this report for more information

Net fee and commission income increased by CHF 124 million to CHF 1,079 million, largely as a result of higher transaction-based revenues due to an increase in client activities from very low levels in the previous quarter. An appreciation in the average invested asset base benefited recurring fee income. However, the recurring fee margin was impacted by growth in lower margin markets, segments and products.

Net trading income decreased by CHF 7 million to CHF 209 million, mainly due to mark-to-market losses on interest rate risk hedging positions.

Other income was CHF 3 million in the current quarter, down from CHF 14 million in the fourth quarter, which included a realized gain on a property fund.

Operating expenses

Operating expenses decreased to CHF 966 million from CHF 1,203 million, mainly reflecting a reduction in personnel expenses of CHF 237 million related to changes to our Swiss pension plan. Adjusted for these changes and restructuring charges, operating expenses declined slightly.

è	Refer to “Note 6 Personnel expenses” in the “Financial information” section of this report for more information on changes related to our Swiss pension plan

Excluding the abovementioned items, personnel expenses increased, mainly due to higher variable compensation accruals compared with the fourth quarter, which included downward adjustments of accruals and increased accruals booked for untaken annual leave in the first quarter of 2012. General and administrative expenses decreased by CHF 40 million to CHF 276 million, reflecting lower legal and professional fees as well as marketing expenses. Charges for services from other business divisions were CHF 93 million, virtually unchanged from CHF 92 million in the previous quarter.

Cost/income ratio

The cost/income ratio was 54.6% in the first quarter of 2012. Adjusted for the abovementioned changes to our Swiss pension plan as well as restructuring charges, the cost/income ratio decreased to 67.3% from 72.1% in the fourth quarter of 2011. This improvement reflected higher income combined with a continued focus on cost management. The adjusted cost/income ratio of 67.3% in the first quarter was well within our target range of 60% to 70%, which was communicated at Investor Day 2011.

Net new money growth

The annualized net new money growth rate was 3.6% compared with 1.7% in the previous quarter, and was within our target range of 3% to 5%.

Net new money was CHF 6.7 billion compared with CHF 3.1 billion due to strong inflows in Asia Pacific, emerging markets and Wealth Management Switzerland, as well as globally from ultra high net worth clients. Europe reported outflows in both the on-and offshore businesses.

Invested assets

Invested assets were CHF 772 billion on 31 March 2012, up by CHF 22 billion from 31 December 2011 due to rising global equity markets and net new money inflows. This was partially offset by unfavorable currency developments, particularly a 4% depreciation in the value of the US dollar versus the Swiss franc.

Gross margin on invested assets

The gross margin for the quarter was 93 basis points compared with 91 basis points in the prior quarter, and was slightly below our target range of 95 to 105 basis points. This increase was

Wealth Management

mainly due to the aforementioned increase in fee income resulting from higher client activity levels, and was, however, impacted by the effect of a 4% higher average asset base. The gross margin calculation excludes any effect on profit or loss from a property fund.

Personnel: 1Q12 vs 4Q11

Wealth Management employed 15,551 personnel on 31 March 2012 compared with 15,904 on 31 December 2011, with the reduction mainly reflecting measures taken as a part of our cost reduction program announced in July 2011, as well as the shift of a middle and back office function to Retail & Corporate from Wealth Management.

At the end of the first quarter, the number of client advisors decreased by 27 to 4,175, partially as lower producing client advisors were managed out of the firm. We continued to hire client advisors in strategic growth areas, primarily in Asia Pacific and emerging markets. The number of client advisors in Europe declined, reflecting the ongoing consolidation of the on- and offshore businesses.

Results: 1Q12 vs 1Q11

Pre-tax profit increased by CHF 158 million to CHF 803 million from CHF 645 million in the first quarter of 2011, and included a reduction in personnel expenses of CHF 237 million related to changes to our Swiss pension plan. Adjusted for these changes and restructuring charges, pre-tax profit decreased by CHF 67 million.

Total operating income decreased by CHF 159 million to CHF 1,769 million from CHF 1,928 million. Net interest income decreased by CHF 15 million to CHF 478 million, mainly due to reduced treasury-related income, as the first quarter of 2011 in-

cluded revenues related to the strategic investment portfolio, which was sold in the third quarter of 2011. Additionally, in the first quarter of 2012, lower margins resulting from depressed market interest rates were more than offset by increased client deposit and lending volumes.

Net fee and commission income decreased by CHF 164 million to CHF 1,079 million from CHF 1,243 million. The decline was primarily the result of a lower average invested asset base and reduced client activity compared with the first quarter of last year. In addition, net fee and commission income in the first quarter of 2011 included CHF 17 million of revenues related to our Investment Products & Services unit which are now booked in the trading line. Trading income increased by CHF 27 million to CHF 209 million, primarily due to higher client activity that mainly resulted from an increase in client foreign exchange and precious metals trading activities, and further reflects the abovementioned revenues related to our Investment Products & Services unit. Other income in the first quarter was CHF 3 million, almost unchanged. The first quarter of 2012 included a credit loss expense of CHF 1 million compared with a credit loss recovery of CHF 9 million in the first quarter of 2011.

Operating expenses were down by CHF 317 million to CHF 966 million from the first quarter of 2011, mainly due to a reduction in personnel expenses of CHF 237 million related to changes to our Swiss pension plan. Adjusted for these changes and restructuring charges, operating expenses decreased by CHF 92 million. Personnel expenses, excluding the abovementioned items, decreased by CHF 81 million to CHF 782 million including higher accruals booked for untaken annual leave and lower bonus accruals. Non-personnel expenses were CHF 407 million compared with CHF 420 million in the first quarter of 2011. Lower general and administrative expenses were partially offset by slightly higher service charges from other business divisions.

UBS business divisions and Corporate Center

Wealth Management Americas

Wealth Management Americas achieved its highest reported quarterly pre-tax profit of USD 209 million in the first quarter of 2012 compared with USD 156 million in the prior quarter. This improvement reflected a 4% increase in operating income, against a 1% increase in operating expenses. The quarter was marked by higher transactional activity and included higher realized gains on sales of financial investments in the available-for-sale portfolio. Our cost/income ratio improved by 2.6 percentage points to 86.7%. Net new money improved to USD 4.6 billion from USD 2.1 billion in the previous quarter.

Business division reporting – in US dollars

	As of or for the quarter ended			% change from
USD million, except where indicated	31.3.12	31.12.11	31.3.11	4Q11	1Q11

Net interest income	218	218	178	0	22

Net fee and commission income	1,153	1,130	1,128	2	2

Net trading income	136	135	127	1	7

Other income	60	26	16	131	275

Income	1,568	1,509	1,448	4	8

Credit loss (expense)/recovery	0	(5)	1	(100)	(100)

Total operating income	1,568	1,504	1,449	4	8

Personnel expenses	1,123	1,087	1,082	3	4

Financial advisor compensation[1]	579	576	545	1	6

Compensation commitments and advances related to recruited financial advisors[2]	168	156	144	8	17

Salaries and other personnel costs	376	356	393	6	(4)

General and administrative expenses	198	220	208	(10)	(5)

Services (to)/from other business divisions	(3)	(3)	0	0

Depreciation of property and equipment	26	29	27	(10)	(4)

Amortization of intangible assets	14	14	13	0	8

Total operating expenses[3]	1,359	1,347	1,330	1	2

Business division performance before tax	209	156	119	34	76

Key performance indicators[4]

Pre-tax profit growth (%)[5]	34.0	(8.2)	N/A

Cost/income ratio (%)	86.7	89.3	91.9

Share of recurring revenues (%)	62.5	67.5	62.5

Net new money growth (%)[6]	2.4	1.2	2.1

Gross margin on invested assets (bps)	80	82	77	(2)	4

1   Financial advisor compensation consists of grid-based compensation based directly on compensable revenues generated by financial advisors and supplemental compensation calculated based on financial advisor productivity, firm tenure, assets and other variables.    2  Compensation commitments and advances related to recruited financial advisors represents costs related to compensation commitments and advances granted to financial advisors at the time of recruitment which are subject to vesting requirements.    3   Operating expenses include restructuring provision releases of USD 2 million in the first quarter of 2012.    4  For the definitions of our key performance indicators (KPI), refer to the “Measurement of performance” section of our Annual Report 2011. The new KPI for 2012 are explained in the “Recent developments and financial reporting structure changes” section of this report.    5  Not meaningful and not included if either the reporting period or the comparison period is a loss period.    6  Excludes interest and dividend income.

Wealth Management Americas

Business division reporting – in US dollars (continued)

	As of or for the quarter ended			% change from
USD million, except where indicated	31.3.12	31.12.11	31.3.11	4Q11	1Q11

Additional information

Recurring income	980	1,016	905	(4)	8

Average attributed equity (USD billion)[1]	7.7	8.8	8.6	(13)	(10)

Return on attributed equity (RoaE) (%)	10.1	6.7	5.6

BIS risk-weighted assets (USD billion)[2]	26.3	27.8	25.6	1

Return on risk-weighted assets, gross (%)[3]	23.2	22.8	22.7

Goodwill and intangible assets (USD billion)	3.9	3.9	4.0	0	(3)

Net new money (USD billion)[4]	4.6	2.1	3.9

Net new money including interest and dividend income (USD billion)	9.3	8.6	8.5

Invested assets (USD billion)	807	756	764	7	6

Client assets (USD billion)	851	795	818	7	4

Loans, gross (USD billion)	29.8	29.7	25.6	0	16

Due to customers (USD billion)	43.7	41.4	38.2	6	14

of which: deposit accounts (USD billion)	30.7	30.4	27.6	1	11

Personnel (full-time equivalents)	16,296	16,207	16,234	1	0

Financial advisors (full-time equivalents)	7,015	6,967	6,811	1	3

Business division reporting excluding PaineWebber acquisition costs[5]

Business division performance before tax	235	180	144	31	63

Cost/income ratio (%)	85.2	87.9	90.2

Average attributed equity (USD billion)[1]	4.5	5.6	5.3	(20)	(15)

1   Refer to the “Capital management” section of this report for more information about the equity attribution framework.    2   Data reported as of 31 March 2012 and 31 December 2011 is disclosed in accordance with the Basel 2.5 framework. Data as of 31 March 2011 is disclosed in accordance with the Basel II framework. Refer to the “Capital management” section of this report for more information.    3  Based on Basel 2.5 risk-weighted assets from the first quarter of 2012 onwards. Based on Basel II risk-weighted assets for periods prior to the first quarter of 2012.    4   Excludes interest and dividend income.    5  Acquisition costs represent goodwill and intangible assets funding costs and intangible asset amortization costs related to UBS’s 2000 acquisition of the PaineWebber retail brokerage business.

Business division reporting – in Swiss francs

	As of or for the quarter ended			% change from
CHF million, except where indicated	31.3.12	31.12.11	31.3.11	4Q11	1Q11

Net interest income	199	198	165	1	21

Net fee and commission income	1,048	1,030	1,049	2	0

Net trading income	124	123	118	1	5

Other income	54	24	15	125	260

Income	1,425	1,374	1,346	4	6

Credit loss (expense)/recovery	0	(5)	1	(100)	(100)

Total operating income	1,425	1,370	1,347	4	6

Personnel expenses	1,021	990	1,005	3	2

Financial advisor compensation[1]	527	524	507	1	4

Compensation commitments and advances related to recruited financial advisors[2]	153	142	134	8	14

Salaries and other personnel costs	342	323	365	6	(6)

General and administrative expenses	180	200	194	(10)	(7)

Services (to)/from other business divisions	(2)	(3)	0	33

Depreciation of property and equipment	24	26	25	(8)	(4)

Amortization of intangible assets	12	12	12	0	0

Total operating expenses[3]	1,235	1,226	1,236	1	0

Business division performance before tax	190	144	111	32	71

1   Financial advisor compensation consists of grid-based compensation based directly on compensable revenues generated by financial advisors and supplemental compensation calculated based on financial advisor productivity, firm tenure, assets and other variables.    2  Compensation commitments and advances related to recruited financial advisors represents costs related to compensation commitments and advances granted to financial advisors at the time of recruitment which are subject to vesting requirements.    3   Operating expenses include restructuring provision releases of CHF 2 million in the first quarter of 2012.

UBS business divisions and Corporate Center

Business division reporting - in Swiss francs (continued)

	As of or for the quarter ended			% change from
CHF million, except where indicated	31.3.12	31.12.11	31.3.11	4Q11	1Q11

Key performance indicators[1]

Pre-tax profit growth (%)[2]	31.9	3.6	N/A

Cost/income ratio (%)	86.7	89.2	91.8

Share of recurring revenues (%)	62.5	67.5	62.5

Net new money growth (%)[3]	2.4	1.2	2.1

Gross margin on invested assets (bps)	79	81	78	(2)	1

Additional information

Recurring income	891	925	842	(4)	6

Average attributed equity (CHF billion)[4]	7.0	8.0	8.0	(13)	(13)

Return on attributed equity (RoaE) (%)	10.9	6.7	5.6

BIS risk-weighted assets (CHF billion)[5]	23.7	26.1	23.5	(9)

Return on risk-weighted assets, gross (%)[6]	22.9	22.3	22.8

Goodwill and intangible assets (CHF billion)	3.5	3.7	3.6	(5)	(3)

Net new money (CHF billion)[3]	4.2	1.9	3.6

Net new money including interest and dividend income (CHF billion)	8.4	7.9	7.8

Invested assets (CHF billion)	728	709	700	3	4

Client assets (CHF billion)	768	746	750	3	2

Loans, gross (CHF billion)	26.9	27.9	23.4	(4)	15

Due to customers (CHF billion)	39.4	38.9	35.0	1	13

of which: deposit accounts (CHF billion)	27.7	28.5	25.3	(3)	9

Personnel (full-time equivalents)	16,296	16,207	16,234	1	0

Financial advisors (full-time equivalents)	7,015	6,967	6,811	1	3

Business division reporting excluding PaineWebber acquisition costs[7]

Business division performance before tax	213	165	134	29	59

Cost/income ratio (%)	85.2	87.7	90.2

Average attributed equity (CHF billion)[4]	4.0	5.0	5.0	(20)	(20)

1  For the definitions of our key performance indicators (KPI), refer to the “Measurement of performance” section of our Annual Report 2011. The new KPI for 2012 are explained in the “Recent developments and financial reporting structure changes” section of this report.    2  Not meaningful and not included if either the reporting period or the comparison period is a loss period.    3   Excludes interest and dividend income.    4  Refer to the “Capital management” section of this report for more information about the equity attribution framework.    5  Data reported as of 31 March 2012 and 31 December 2011 is disclosed in accordance with the Basel 2.5 framework. Data as of 31 March 2011 is disclosed in accordance with the Basel II framework. Refer to the “Capital management” section of this report for more information.    6   Based on Basel 2.5 risk-weighted assets from the first quarter of 2012 onwards. Based on Basel II risk-weighted assets for periods prior to the first quarter of 2012.    7  Acquisition costs represent goodwill and intangible assets funding costs and intangible asset amortization costs related to UBS’s 2000 acquisition of the PaineWebber retail brokerage business.

Wealth Management Americas

Results: 1Q12 vs 4Q11

Operating income

Operating income increased by USD 64 million to USD 1,568 million from USD 1,504 million, mostly due to higher transaction-based revenue, higher realized gains from the sale of financial investments in the available-for-sale portfolio, growth in managed account fees and higher banking- and lending-related interest income. These increases were partly offset by lower mutual fund fees due to the recognition of USD 48 million in fees in the fourth quarter related to a change to an accrual-based accounting estimate from a cash basis for certain mutual fund fees. In addition, treasury-related income declined during the quarter.

Net fee and commission income increased by USD 23 million to USD 1,153 million, primarily due to an 18% increase in transaction-based revenue as it recovered from subdued levels in the previous quarter, including higher commissions from equities products and growth in structured products activity. Recurring fees declined 5%, mainly due to lower account fees and an 11% decline in mutual fund fees as a result of the abovementioned accounting estimate change of USD 48 million. Partly offsetting this decline was an increase in managed account fees which was calculated on higher invested asset levels at the end of the fourth quarter.

Net interest income was USD 218 million, unchanged from the prior quarter, as increases related to banking and lending activities were offset by lower treasury-related income, reflecting a lower allocation of attributed equity and increased interest charges due to the business division’s share of higher interest charges related to several issuances of long-term debt by the Group during the quarter. Interest income from UBS Bank USA’s available-for-sale portfolio increased due to growth in average balances in mortgage-backed securities, while yields on the portfolio remained relatively flat. In addition, there was continued progress in our banking and lending initiatives as average mortgage balances increased 15% and securities-backed lending balances increased 1%.

è	Refer to the “Corporate Center - Core Functions” section of this report for more information

Net trading income increased by USD 1 million to USD 136 million due to higher income derived from taxable fixed income trading and higher activity in unit investment trust products, partly offset by lower municipal securities trading income.

Other income increased by USD 34 million to USD 60 million, reflecting realized gains of USD 45 million on sales of financial investments held in our available-for-sale portfolio compared with USD 19 million in the prior quarter. These gains resulted from a rebalancing of the investment portfolio risk profile as guided by its investment policy. We will continue to manage the portfolio accordingly, which may result in realized gains or losses in the future. In addition, other income included USD 9 million from a final contractual performance-based payment related to our sale of branches to Stifel, Nicolaus & Company in 2009.

Credit loss expenses were negligible in the first quarter compared with USD 5 million in the prior quarter.

Recurring income, the combination of recurring fees and net interest income, declined by USD 36 million to USD 980 million and comprised 62.5% of operating income in the first quarter compared with 67.5% in the prior quarter. This decrease reflected lower mutual fund fees due to the abovementioned change in estimate and lower treasury-related interest income. Non-recurring income increased due to higher transactional activity and an increase in realized gains on the sale of financial investments in the available-for-sale portfolio.

Operating expenses

Total operating expenses increased by USD 12 million to USD 1,359 million from USD 1,347 million due to higher personnel expenses, partly offset by lower non-personnel expenses.

Personnel expenses increased by USD 36 million to USD 1,123 million from USD 1,087 million. Salaries and other personnel costs increased by USD 20 million, primarily due to higher variable compensation accruals compared with the fourth quarter, which included downward adjustments of accruals. Financial advisor compensation increased by USD 3 million to USD 579 million, corresponding with higher revenue production. The fourth quarter included USD 16 million in financial advisor compensation charges for the abovementioned change to the accrual-based accounting estimate for certain mutual fund fees. Expenses for compensation commitments and advances related to recruited financial advisors increased by USD 12 million to USD 168 million, reflecting recruitment of experienced financial advisors as well as an increase in writeoffs of these balances related to financial advisors who departed the firm prior to the full amortization of the balances. Compensation advance balances increased 1% to USD 3,853 million, reflecting increases for recruited financial advisors.

Non-personnel expenses declined by USD 25 million to USD 235 million. General and administrative costs decreased by USD 22 million, mainly due to a decline in litigation provision charges (from USD 16 million to USD 6 million). In addition, professional legal fees were lower due to a USD 7 million insurance reimbursement for a previously settled legal matter.

Cost/income ratio

The cost/income ratio was 86.7% in the first quarter of 2012, reflecting an improvement of 2.6 percentage points from the prior quarter, and within the target range of 80% to 90% which was communicated at our Investor Day 2011. The quarter was marked by 4% growth in income due to higher transactional activity and higher realized gains on the sale of financial investments held in the available-for-sale portfolio, while expenses rose moderately by 1%.

Net new money growth

Annualized net new money growth for the first quarter was 2.4% compared with 1.2% in the fourth quarter, within the target annualized net new money growth rate of 2% to 4%. Net new money totaled USD 4.6 billion compared with USD 2.1 billion. Net recruiting of financial advisors contributed most of the inflows

UBS business divisions and Corporate Center

this quarter, while financial advisors employed with UBS for more than one year contributed to a lesser extent. The first quarter included outflows of USD 1 billion from a single client. Including interest and dividend income, net new money was USD 9.3 billion compared with USD 8.6 billion in the prior quarter.

Invested assets

Invested assets increased by USD 51 billion, or 7%, to a record reported level of USD 807 billion on 31 March 2012, reflecting strong equity market performance and net new money inflows. Managed account assets increased 10% to USD 222 billion, reflecting improved market performance and net new sales. Managed account assets comprised 28% of total invested assets on 31 March 2012, up from 27% on 31 December 2011.

Gross margin on invested assets

In US dollar terms, the gross margin on invested assets decreased by 2 basis points to 80 basis points, within the target range of 75 to 85 basis points. A 4% increase in income was outpaced by a 6% increase in average invested assets. The gross margin from recurring income declined by 5 basis points as a result of the aforementioned lower mutual fund fees and lower treasury-related interest income. The gross margin from non-recurring income increased by 3 basis points due to higher transaction-based revenue, higher realized gains from the available-for-sale portfolio and the aforementioned payment received relating to the sale of branches to Stifel, Nicolaus & Company in 2009.

Personnel: 1Q12 vs. 4Q11

Wealth Management Americas employed 16,296 personnel as of 31 March 2012, up 89 from 31 December 2011. At the end of the first quarter, Wealth Management Americas employed 7,015 financial advisors, up 48 from the previous quarter, reflecting the hiring of experienced financial advisors and financial advisor attrition remaining relatively low. The number of non-financial advisor employees increased by 41 to 9,281, mainly due to increases in support staff in the branch network.

Results: 1Q12 vs. 1Q11

Pretax profit increased by USD 90 million to USD 209 million in the first quarter of 2012 from USD 119 million in the first quarter of 2011 due to a broad-based improvement in revenues, while expenses increased moderately. Operating income increased by USD 119 million to USD 1,568 million due to a USD 34 million increase in recurring fees related to higher asset levels as well as a USD 40 million increase in interest income derived from increased securities-based lending volumes and mortgage balances. In addition, the first quarter of 2012 included USD 45 million in realized gains on sales of financial investments held in our available-for-sale portfolio compared with USD 8 million in the first quarter of 2011. Transaction-based revenue decreased by USD 9 million as a result of lower commissions from equities products. Operating expenses increased by USD 29 million to USD 1,359 million. Personnel expenses increased by USD 41 million to USD 1,123 million due to a 6% increase in financial advisor compensation related to increased revenue production, and a 17% increase in expenses for compensation commitments and advances for recruited financial advisors. Partly offsetting these increases was a 4% decline in salaries and other personnel costs, mainly due to lower variable compensation. Non-personnel expenses decreased by USD 13 million to USD 235 million, mainly due to lower litigation provision charges and lower professional legal fees.

Investment Bank

Investment Bank

Excluding an own credit loss of CHF 1,103 million, the Investment Bank recorded a pre-tax profit of CHF 730 million in the first quarter of 2012 compared with a pre-tax profit of CHF 99 million in the fourth quarter of 2011. This result reflects higher revenues across all business areas amidst improved market conditions. Including own credit, we reported a pre-tax loss of CHF 373 million in the first quarter compared with a pre-tax loss of CHF 14 million in the fourth quarter. Risk-weighted assets measured on a Basel 2.5 basis were reduced by CHF 21 billion to CHF 114 billion at the end of the first quarter.

Business division reporting1

	As of or for the quarter ended			% change from
CHF million, except where indicated	31.3.12	31.12.11 [2]	31.3.11	4Q11	1Q11

Investment banking	396	280	466	41	(15)

Advisory revenues	169	254	273	(33)	(38)

Capital market revenues	430	268	388	60	11

Equities	200	119	176	68	14

Fixed income, currencies and commodities	229	149	212	54	8

Other fee income and risk management	(203)	(242)	(194)	16	(5)

Securities	2,493	1,739	3,030	43	(18)

Equities	992	704	1,310	41	(24)

Fixed income, currencies and commodities	1,501	1,035	1,720	45	(13)

Total income	2,889	2,019	3,496	43	(17)

Credit loss (expense)/recovery	14	(18)	3		367

Total operating income excluding own credit	2,903	2,001	3,499	45	(17)

Own credit[3]	(1,103)	(114)	(132)	(868)	(736)

Total operating income as reported	1,800	1,887	3,368	(5)	(47)

Personnel expenses	1,503	1,051	1,855	43	(19)

General and administrative expenses	571	735	605	(22)	(6)

Services (to)/from other business divisions	37	40	5	(8)	640

Depreciation of properly and equipment	54	64	63	(16)	(14)

Amortization of intangible assets	7	12	8	(42)	(13)

Total operating expenses[4,5]	2,173	1,901	2,534	14	(14)

Business division performance before tax	(373)	(14)	834

Business division performance before tax excluding own credit	730	99	965	637	(24)

1  Starting with the first quarter of 2012, a portfolio of legacy positions formerly in the Investment Bank is reported in the Corporate Center. Prior periods have been restated.    2  Income and expenses related to the SNB StabFund investment management team, who are employed by UBS, were transferred from the Investment Bank to the Corporate Center. The impact on performance before tax is not material in the current or any prior period. Prior periods have not been adjusted.    3  Represents own credit changes on financial liabilities designated at fair value through profit or loss. The cumulative own credit gain for such debt held on 31 March 2012 amounts to CHF 0.6 billion. This gain has reduced the fair value of financial liabilities designated at fair value through profit or loss recognized on our balance sheet. Refer to “Note 12b Fair value of financial instruments” in the “Financial information” section of this report for more information.    4  Operating expenses include restructuring charges of CHF 101 million in the first quarter of 2012 and restructuring provision releases of CHF 13 million in the fourth quarter of 2011.    5  Operating expenses include a reduction in personnel expenses of CHF 38 million related to changes to our Swiss pension plan in the first quarter of 2012.

UBS business divisions and Corporate Center

Business division reporting[1] (continued)

	As of or for the quarter ended				% change from
CHF million, except where indicated	31.3.12	31.12.11	[2]	31.3.11	4Q11	1Q11

Key performance indicators[3]

Pre-tax profit growth (%)[4]	N/A	N/A		291.5

Cost/income ratio (%)	121.7	99.8		75.3

Return on attributed equity (RoaE) (%)	(5.7)	3.1		14.2

Return on assets, gross (%)	0.7	1.0		1.5

Average VaR (1-day, 95% confidence, 5 years of historical data)	33	36		73	(8)	(55)

Additional information

Total assets (CHF billion)[5]	898.7	1,019.5		887.5	(12)	1

Average attributed equity (CHF billion)[6]	26.0	27.5		23.5	(5)	11

BIS risk-weighted assets (CHF billion)[7]	114.2	135.4		99.3	(16)

Return on risk-weighted assets, gross (%)[8]	5.7	9.2		14.0

Goodwill and intangible assets (CHF billion)	3.0	3.2		3.1	(6)	(3)

Compensation ratio (%)	84.2	55.2		55.1

Impaired loan portfolio as a % of total loan portfolio, gross (%)[9]	3.9	4.2		6.4

Personnel (full-time equivalents)	16,744	17,007		17,370	(2)	(4)

1  Starting with the first quarter of 2012, a portfolio of legacy positions formerly in the Investment Bank is reported in the Corporate Center. Prior periods have been restated.    2  Income and expenses related to the SNB StabFund investment management team, who are employed by UBS, were transferred from the Investment Bank to the Corporate Center. The impact on performance before tax is not material in the current or any prior period. Prior periods have not been adjusted.    3   For the definitions of our key performance indicators, refer to the “Measurement of performance” section of our Annual Report 2011.    4  Not meaningful and not included if either the reporting period or the comparison period is a loss period.    5  Based on third-party view, i.e. without intercompany balances. Refer to the “Balance sheet” section of this report for more information.    6  Refer to the “Capital management” section of this report for more information about the equity attribution framework.    7  Data reported as of 31 March 2012 and 31 December 2011 is disclosed in accordance with the Basel 2.5 framework. Data as of 31 March 2011 is disclosed in accordance with the Basel II framework. Refer to the “Capital management” section of this report for more information.    8  Based on Basel 2.5 risk-weighted assets from the first quarter of 2012 onwards. Based on Basel II risk-weighted assets for periods prior to the first quarter of 2012.    9  Refer to the “Risk management and control” section of this report for more information on impairment ratios.

Results: 1Q12 vs 4Q11

Total operating income as reported

We recorded total operating income of CHF 1,800 million for the first quarter compared with CHF 1,887 million for the fourth quarter, a decrease of 5% in Swiss franc terms and 3% in US dollar terms. All business areas reported higher revenues, however, this was more than offset by a significant increase in own credit losses, primarily due to a tightening of our credit spreads. Within the fixed income, currencies and commodities (FICC) business area, the credit and emerging markets businesses benefited from reduced volatility and improved market sentiment. The equities business benefited from improved investor sentiment and volumes over the previous quarter, consistent with an overall improvement in the market. Investment banking revenues increased as the global fee pool increased and we improved our market share and rankings in equities and fixed income capital markets.

è	Refer to the “Recent developments and financial reporting structure changes” section of this report for more information on changes to Investment Bank reporting

Credit loss expense/recovery

Net credit loss recoveries were CHF 14 million compared with net credit loss expenses of CHF 18 million in the prior quarter.

è	Refer to the “Risk management and control” section of this report for more information on credit risk

Own credit

An own credit loss on financial liabilities designated at fair value of CHF 1,103 million was recorded in the first quarter, primarily due to a tightening of our credit spreads. During the quarter, the own credit calculation methodology for a substantial portion of the financial liabilities designated at fair value in our FICC portfolio was improved. This methodology change contributed an own credit gain of CHF 93 million, however, it did not affect the Investment Bank’s performance before tax, as a corresponding and offsetting decrease in FICC revenues was also recorded. An own credit loss of CHF 114 million was recorded in the fourth quarter.

è	Refer to “Note 12b Fair value of financial instruments” in the “Financial information” section of this report for more information on own credit

Operating expenses

Total operating expenses increased 14%, in both Swiss franc and US dollar terms, to CHF 2,173 million from CHF 1,901 million in the previous quarter. The first quarter included CHF 101 million in restructuring charges associated with a specific Investment Bank strategic cost reduction program. Excluding these charges, total operating expenses increased by 9% from the fourth quarter, as increased personnel expenses were partially offset by lower general and administrative expenses.

Personnel expenses increased to CHF 1,503 million from CHF 1,051 million due to higher variable compensation accruals, in line with performance and against significantly lower accruals in

Investment Bank

the fourth quarter which included a downward year-to-date adjustment. In addition, the first quarter included the abovementioned restructuring charges, partially offset by a reduction in personnel expenses of CHF 38 million related to changes to our Swiss pension plan.

è	Refer to “Note 6 Personnel expenses” in the “Financial information” section of this report for more information on changes related to our Swiss pension plan

General and administrative expenses decreased to CHF 571 million from CHF 735 million due to a charge of CHF 106 million for the UK bank levy in the fourth quarter of 2011 as well as lower legal fees in the first quarter of 2012.

Cost/income ratio

The cost/income ratio was 121.7% in the first quarter compared with 99.8% in the fourth quarter. Excluding own credit, debit valuation adjustments, restructuring charges and the abovementioned reduction in personnel expenses related to changes to our Swiss pension plan, the cost/income ratio improved to 71.7% from 86.7% in the previous quarter, within the target range of 70% to 80%, which was announced at Investor Day 2011.

BIS risk-weighted assets

Risk-weighted assets measured on a Basel 2.5 basis were reduced by CHF 21 billion to CHF 114 billion at the end of the first quarter from CHF 135 billion at the end of the fourth quarter. This resulted primarily from both lower market risk and credit risk, due to reduced exposures and model enhancements. Our pro-forma Basel III estimated risk-weighted assets1 fell from CHF 212 billion as of 31 December 2011 to CHF 191 billion as of 31 March 2012, against our target of approximately CHF 190 billion as of 31 December 2012.

Operating income by business area: 1Q12 vs 4Q11

Investment banking

In the first quarter, total revenues increased 41 % to CHF 396 million from CHF 280 million, mainly due to higher capital market revenues, partly offset by lower advisory revenues. In US dollar terms, revenues grew 45%.

Advisory revenues decreased 33% to CHF 169 million from CHF 254 million, as our market share declined and the global fee pool shrank 19%.

Capital market revenues grew to CHF 430 million from CHF 268 million, an increase of 60%, as both our market share and rank improved, while the global fee pool increased by 27%. Equities capital market revenues increased to CHF 200 million from CHF 119 million as equity capital market activity trended favorably. Fixed income capital market revenues increased to CHF 229 million from CHF 149 million, mostly due to a strong performance in debt capital markets.

Other fee income and risk management revenues were negative CHF 203 million compared with negative CHF 242 million, primarily due to lower risk management premiums as the volatility of the credit market subsided.

Securities

Securities revenues increased 43% to CHF 2,493 million from CHF 1,739 million. In US dollar terms, revenues increased 44%.

Equities

Equities revenues rose 41% to CHF 992 million from CHF 704 million. In US dollar terms, revenues were up 40%.

Cash revenues increased to CHF 347 million from CHF 277 million due to increased commissions, as volumes improved across all regions.

Derivatives and equity-linked revenues increased to CHF 365 million from CHF 128 million. Within derivatives, trading revenues showed an improvement across all regions due to more favorable trading conditions. Equity-linked revenues also increased, as sentiment in the equity and credit markets improved.

In the prime services business, revenues increased by CHF 31 million to CHF 271 million, primarily due to improved funding revenues.

Other equities revenues were CHF 8 million, down by CHF 51 million from the fourth quarter, largely due to lower proprietary trading revenues.

Fixed income, currencies and commodities

Fixed income, currencies and commodities revenues increased 45% to CHF 1,501 million from CHF 1,035 million. In US dollar terms, revenues rose 47%. Credit and emerging markets saw improved results, as signs of US economic growth and actions by the European Central Bank helped to alleviate short-term liquidity concerns. In macro, improved results in most businesses were more than offset by lower revenues in short-term interest rates. In the first quarter, we transferred the commodities business that had previously been booked in other FICC to macro. Moreover, starting from the first quarter of 2012, a portfolio of legacy positions previously reported in other FICC is reported within the Corporate Center. For comparability purposes, we have restated historical figures reflecting both changes.

    Credit revenues nearly doubled to CHF 748 million from CHF 377 million. Flow trading across all regions increased markedly, capturing good bid offer spreads as client flow increased. Structured credit also benefited from improved client activity with good performance across the portfolio of businesses.

    In macro, revenues decreased to CHF 699 million from CHF 892 million. The underlying performance of short-term interest

1  The calculation of our pro-forma Basel III risk-weighted assets combines existing Basel 2.5 risk-weighted assets, securitization exposures based on a revised model that applies a fixed risk weighting, and new capital charges based on new models and calculation engines. These new models require regulatory approval that is not expected until after further guidance is developed. Our pro-forma Basel III risk-weighted assets therefore include estimates of the impact of these new capital charges and will be refined as new models and the associated systems are enhanced and as regulatory interpretations evolve.

UBS business divisions and Corporate Center

rates was slightly lower than in the fourth quarter as demand declined marginally following a reduction of new issuance activity in the market. The overall result was impacted by a negative revenue adjustment of CHF 93 million related to the enhancements to the own credit calculation methodology referenced above. Additionally, revenues declined as a result of tightening spreads affecting derivative hedges held against funding positions reported on an accrual basis. Foreign exchange recorded steady returns despite lower volatility, while commodities revenues doubled, largely due to strong performance in the index business.

Emerging markets revenues more than doubled to CHF 196 million from CHF 89 million, as concerns about eurozone debt issues temporarily eased and client flow improved. Increased revenues were seen across all regions. Credit, rates and foreign exchange revenues all rose, particularly credit in Asia Pacific and Central Europe, the Middle East and Africa.

Other FICC revenues were negative CHF 142 million compared with negative CHF 323 million, mostly due to lower debit valuation adjustments on our derivatives portfolio. The first quarter included a debit valuation adjustment loss of CHF 53 million compared with a loss of CHF 189 million in the fourth quarter.

Personnel: 1Q12 vs 4Q11

The Investment Bank employed 16,744 personnel on 31 March 2012, a decrease of 263 from 17,007 on 31 December 2011, as we implemented our headcount reduction programs.

Results: 1Q12 vs 1Q11

Excluding own credit, pre-tax profit decreased to CHF 730 million in the first quarter of 2012 from CHF 965 million in the first quarter of 2011 due to lower revenues across all business areas, partly offset by a reduction in personnel expenses. Including own credit, we reported a pre-tax loss of CHF 373 million compared with a pre-tax profit of CHF 834 million in the first quarter of 2011. Net credit loss recoveries were CHF 14 million compared with net credit loss recoveries of CHF 3 million. An own credit loss on financial liabilities designated at fair value of CHF 1,103 million was recorded due to a tightening of our credit spreads, compared with CHF 132 million loss in the first quarter of 2011.

Revenues in investment banking declined 15% to CHF 396 million from CHF 466 million, mainly due to lower advisory revenues as our market share decreased, partially offset by an increase in capital markets revenues as our market share grew. In US dollar terms, revenues were down 13%. Within securities, equities revenues decreased 24% to CHF 992 million from CHF 1,310 million, as cash and derivatives revenues declined, largely due to lower client volumes. In US dollar terms, revenues fell 22%. In addition, in other equities there were lower proprietary trading revenues. Revenues in the FICC business decreased 13% to CHF 1,501 million from CHF 1,720 million, mostly due to a decline in credit revenues, which were very strong in the first quarter of 2011. In US dollar terms, revenues fell 11%.

Total operating expenses were CHF 2,173 million compared with CHF 2,534 million, a decrease of 14% in Swiss franc terms and 12% in US dollar terms. Personnel expenses were CHF 1,503 million compared with CHF 1,855 million, mainly due to lower variable compensation accruals and savings associated with our cost reduction program. General and administrative expenses decreased to CHF 571 million from CHF 605 million, mainly due to lower charges for litigation provisions and saving associated with our cost reduction program.

Global Asset Management

Global Asset Management

Pre-tax profit in the first quarter of 2012 was CHF 156 million compared with CHF 118 million in the fourth quarter of 2011. Profit increased due to higher operating income, mainly due to higher performance fees in both alternative and quantitative and traditional investments, and lower operating costs, which included a reduction in personnel expenses related to changes to our Swiss pension plan.

Business division reporting

	As of or for the quarter ended			% change from
CHF million, except where indicated	31.3.12	31.12.11	31.3.11	4Q11	1Q11

Net management fees[1]	426	440	443	(3)	(4)

Performance fees	52	22	53	136	(2)

Total operating income	478	463	496	3	(4)

Personnel expenses	220	242	259	(9)	(15)

General and administrative expenses	92	90	102	2	(10)

Services (to)/from other business divisions	0	0	0

Depreciation of property and equipment	9	10	10	(10)	(10)

Amortization of intangible assets	2	3	2	(33)	0

Total operating expenses[2,3]	322	345	373	(7)	(14)

Business division performance before tax	156	118	124	32	26

Key performance indicators[4]

Pre-tax profit growth (%)	32.2	49.4	(16.2)

Cost /income ratio (%)	67.4	74.5	75.2

Net new money growth (%)	(5.7)	0.2	4.0

Information by business line

Income

Traditional investments	294	270	301	9	(2)

Alternative and quantitative investments	68	68	88	0	(23)

Global real estate	67	76	61	(12)	10

Infrastructure and private equity	8	7	3	14	167

Fund services	41	42	43	(2)	(5)

Total operating income	478	463	496	3	(4)

Gross margin on invested assets (bps)

Traditional investments	24	23	25	4	(4)

Alternative and quantitative investments	89	88	99	1	(10)

Global real estate	71	80	68	(11)	4

Infrastructure and private equity	40	43	120	(7)	(67)

Total gross margin	34	34	35	0	(3)

1  Net management fees include transaction fees, fund administration revenues (including interest and trading income from lending business and foreign exchange hedging as part of the fund services offering), gains or losses from seed money and co-investments, funding costs and other items that are not performance fees.    2  Operating expenses include restructuring charges of CHF 6 million in the first quarter of 2012 and CHF 14 million in the fourth quarter of 2011.    3  Operating expenses include a reduction in personnel expenses of CHF 20 million related to changes to our Swiss pension plan in the first quarter of 2012.    4  For the definitions of our key performance indicators (KPI), refer to the “Measurement of performance” section of our Annual Report 2011. The new KPI for 2012 are explained in the “Recent developments and financial reporting structure changes” section of this report.

UBS business divisions and Corporate Center

Business division reporting (continued)

	As of or for the quarter ended			% change from
CHF million, except where indicated	31.3.12	31.12.11	31.3.11	4Q11	1Q11

Net new money (CHF billion)[1]

Traditional investments	(8.0)	(2.2)	3.7

Alternative and quantitative investments	(0.6)	(1.0)	1.7

Global real estate	0.4	0.4	0.2

Infrastructure and private equity	0.0	3.0	0.0

Total net new money	(8.2)	0.2	5.6

Net new money excluding money market flows	(2.6)	(0.5)	7.2

of which: from third parties	(2.9)	0.3	4.7

of which: from UBS’s wealth management businesses	0.3	(0.8)	2.6

Money market flows	(5.6)	0.7	(1.6)

of which: from third parties	(2.8)	0.8	1.1

of which: from UBS’s wealth management businesses	(2.8)	(0.2)	(2.8)

Invested assets (CHF billion)

Traditional investments	484	497	495	(3)	(2)

of which: money market funds	84	92	93	(9)	(10)

Alternative and quantitative investments	30	31	37	(3)	(19)

Global real estate	38	38	36	0	6

Infrastructure and private equity	8	8	1	0	700

Total invested assets	559	574	569	(3)	(2)

Assets under administration by fund services

Assets under administration (CHF billion)[2]	388	375	403	3	(4)

Net new assets under administration (CHF billion)[3]	(0.3)	(4.1)	8.3

Gross margin on assets under administration (bps)	4	5	4	(20)	0

Additional information

Average attributed equity (CHF billion)[4]	2.5	2.5	2.5	0	0

Return on attributed equity (RoaE) (%)	25.0	17.1	19.8

BIS risk-weighted assets (CHF billion)[5]	3.4	3.6	3.5	(6)

Return on risk-weighted assets, gross (%)[6]	54.6	50.6	56.7

Goodwill and intangible assets (CHF billion)	1.4	1.5	1.5	(7)	(7)

Personnel (full-time equivalents)	3,716	3,750	3,789	(1)	(2)

1   Excludes interest and dividend income.    2  This includes UBS and third-party fund assets, for which the fund services unit provides legal fund set-up and registration services, valuation, accounting and reporting and shareholder services.    3  Inflows of assets under administration from new and existing funds less outflows from existing funds or fund exits.    4  Refer to the “Capital management” section of this report for more information about the equity attribution framework.    5  Data reported as of 31 March 2012 and 31 December 2011 is disclosed in accordance with the Basel 2.5 framework. Data as of 31 March 2011 is disclosed in accordance with the Basel II framework. Refer to the “Capital management” section of this report for more information.    6   Based on Basel 2.5 risk-weighted assets from the first quarter of 2012 onwards. Based on Basel II risk-weighted assets for periods prior to the first quarter of 2012.

Global Asset Management

Results: 1Q12 vs 4Q11

Operating income

Total operating income was CHF 478 million compared with CHF 463 million. Net management fees were lower, mainly in alternative and quantitative investments, and also in global real estate where transaction fees were lower in comparison with an exceptionally strong fourth quarter. The first quarter also included lower net management fees from the ING Investment Management business in Australia, acquired in the fourth quarter, following the sale, as anticipated, of parts of the business. Performance fees were higher, mainly in alternative and quantitative investments and most notably in O’Connor’s flagship single-manager funds, but also in traditional investments, especially equities.

Operating expenses

Total operating expenses were CHF 322 million compared with CHF 345 million. This decrease was mainly due to a reduction in personnel expenses related to changes to our Swiss pension plan of CHF 20 million. Restructuring charges totaled CHF 6 million compared with CHF 14 million in the prior quarter, of which CHF 3 million related to our cost reduction program (compared with CHF 8 million) and CHF 3 million related to the ING Investment Management acquisition (compared with CHF 7 million).

Personnel expenses decreased to CHF 220 million from CHF 242 million, mainly reflecting the abovementioned reduction related to changes to our Swiss pension plan and lower restructuring charges.

è	Refer to “Note 6 Personnel expenses” in the “Financial information” section of this report for more information on changes related to our Swiss pension plan

General and administrative expenses were CHF 92 million, compared with CHF 90 million in the fourth quarter, which benefited from the reversal of previously recognized expenses of CHF 9 million related to a past business closure.

Cost/income ratio

The cost/income ratio was 67.4% in the first quarter of 2012 compared with 74.5% in the fourth quarter of 2011. Adjusted for the abovementioned changes to our Swiss pension plan in the first quarter and restructuring charges in both quarters, the cost/income ratio was 70.3% compared with 71.5%, mainly due to higher operating income. Our target cost/income ratio range remains 60% to 70%, as communicated at Investor Day 2011.

Net new money growth

The annualized net new money growth rate was negative 5.7% compared with positive 0.2% in the previous quarter. Our target annualized net new money growth rate is 3% to 5%.

Excluding money market flows, net new money outflows from third parties were CHF 2.9 billion compared with inflows of CHF 0.3 billion in the prior quarter, mostly as a number of large institutional clients reduced or redeemed mandates as part of portfolio re-alignments. Net inflows were recorded in Switzerland and net outflows were recorded in the Americas, Europe and Asia Pacific.

Excluding money market flows, net new money inflows from clients of UBS’s wealth management businesses were CHF 0.3 billion compared with outflows of CHF 0.8 billion in the fourth quarter, which also included an inflow of CHF 2.9 billion related to the transfer of investment management and research responsibilities for some private equity funds of funds from Wealth Management to Global Asset Management.

Money market net outflows from third parties were CHF 2.8 billion compared with net inflows of CHF 0.8 billion. Money market net outflows from clients of UBS’s wealth management businesses were CHF 2.8 billion compared with outflows of CHF 0.2 billion.

Invested assets

Invested assets were CHF 559 billion on 31 March 2012 compared with CHF 574 billion on 31 December 2011. A net reduction of CHF 17 billion resulted from the sale of parts of the CHF 25 billion of invested assets acquired from ING Investment Management in Australia in the fourth quarter, as anticipated under the terms of the acquisition agreement. A related net increase of approximately CHF 3 billion is expected in the second quarter and should result in an overall net addition to invested assets from the acquisition of approximately CHF 11 billion. Aside from the acquisition, positive market movements more than offset negative currency effects and net new money outflows.

On 31 March 2012, CHF 84 billion or 15% of the invested assets were money market assets. On a regional basis, 35% of invested assets related to clients serviced in Switzerland; 28% in the Americas; 19% in Europe, Middle East and Africa; and 18% in Asia Pacific.

Gross margin on invested assets

The total gross margin was 34 basis points, in line with the prior quarter and our target range of 32 to 38 basis points.

Results by business line: 1Q12 vs 4Q11

Traditional investments

Revenues were CHF 294 million compared with CHF 270 million due to both higher performance fees and net management fees. The gross margin increased to 24 basis points from 23 basis points.

    Excluding money market flows, net new money outflows were CHF 2.4 billion compared with CHF 2.8 billion in the prior quarter. Equities net outflows were CHF 3.7 billion compared with CHF 1.4 billion, and were mainly from US and Asian core/value strategies and global growth, partially offset by inflows to global strategies and US indexed. Fixed income net inflows, mainly into European and US high yield strategies, were CHF 2.4 billion compared with CHF 1.4 billion. Multi-asset net outflows were CHF 1.2 billion compared with CHF 2.7 billion and were mainly from global convertibles and some regional balanced strategies.

UBS business divisions and Corporate Center

Invested assets were CHF 484 billion on 31 March 2012 compared with CHF 497 billion on 31 December 2011, mainly due to the aforementioned net reduction related to the ING Investment Management acquisition. By mandate type, CHF 149 billion of invested assets related to equities, CHF 142 billion to fixed income, CHF 84 billion to money markets and CHF 109 billion to multi-asset mandates, including CHF 6 billion of alternative investments not managed by the alternative and quantitative investments, global real estate or infrastructure and private equity investment areas.

Alternative and quantitative investments

Revenues were CHF 68 million, in line with the previous quarter. Lower net management fees were offset by higher performance fees, most notably in O’Connor’s flagship single-manager funds and, to a lesser extent, in alternative investment solutions’ multi-manager funds.

The gross margin increased to 89 basis points from 88 basis points.

Net new money outflows were CHF 0.6 billion, mainly from multi-manager strategies, compared with net outflows of CHF 1.0 billion.

Invested assets were CHF 30 billion on 31 March 2012 compared with CHF 31 billion on 31 December 2011.

Global real estate

Revenues were CHF 67 million compared with CHF 76 million, mainly due to lower transaction fees compared with a particularly strong fourth quarter.

The gross margin was 71 basis points compared with 80 basis points.

Net new money inflows were CHF 0.4 billion, in line with the prior quarter, and were mainly in the Americas.

Invested assets were CHF 38 billion on 31 March 2012, in line with 31 December 2011.

Infrastructure and private equity

Revenues were CHF 8 million, compared with CHF 7 million.

Net new money flows were nil compared with CHF 3.0 billion inflows in the fourth quarter, which included the transfer of CHF 2.9 billion in private equity funds of funds from Wealth Management to Global Asset Management.

Invested assets were CHF 8 billion on 31 March 2012, in line with 31 December 2011.

Fund services

Revenues were CHF 41 million compared with CHF 42 million.

The gross margin on assets under administration was 4 basis points, compared with 5 basis points.

    Net new assets under administration outflows were CHF 0.3 billion compared with outflows of CHF 4.1 billion. The flows consisted of CHF 3.6 billion net outflows from third party funds, down from net inflows of CHF 0.7 billion, and CHF 3.3 billion net inflows from UBS funds, which were significantly up compared with net outflows of CHF 4.8 billion.

Total assets under administration were CHF 388 billion on 31 March 2012 compared with CHF 375 billion on 31 December 2011. The increase was mainly due to the transfer of the Jersey fund services business from Wealth Management to Global Asset Management, which added CHF 9 billion to assets under administration.

Personnel: 1Q12 vs 4Q11

The number of personnel on 31 March 2012 decreased to 3,716 from 3,750 on 31 December 2011, mainly due to restructuring actions related to the business acquired from ING Investment Management in Australia, partially offset by an increase in headcount related to the transfer of the Jersey fund services business from Wealth Management to Global Asset Management.

Results: 1Q12 vs 1Q11

Pre-tax profit in the first quarter of 2012 was CHF 156 million compared with CHF 124 million in the first quarter of 2011. Total operating income decreased to CHF 478 million from CHF 496 million, mainly due to the strength of the Swiss franc and lower average market valuations. Traditional investments revenues were CHF 294 million compared with CHF 301 million as net management fees were impacted by the strength of the Swiss franc, lower market valuations and changes in the asset mix. Alternative and quantitative investments revenues were CHF 68 million compared with CHF 88 million, primarily due to lower performance fees and lower net management fees as a result of the strength of the Swiss franc. Global real estate revenues were CHF 67 million, compared with CHF 61 million. Infrastructure and private equity revenues were CHF 8 million compared with CHF 3 million due to a business transfer from alternative and quantitative investments. Fund services revenues were CHF 41 million compared with CHF 43 million, mainly due to the strength of the Swiss franc.

Total operating expenses were lower at CHF 322 million compared with CHF 373 million, reflecting continued cost-saving measures, a reduction in personnel expenses related to changes to our Swiss pension plan of CHF 20 million and the strength of the Swiss franc.

Investment performance

A large majority of key equities strategies outperformed their benchmarks for first quarter 2012 and many of these strongly outperformed. Correlation levels across stocks fell during the quarter, in contrast to the high levels seen during 2011, providing a better environment for active stock selection strategies. The majority of key equities strategies were also well ahead of peer averages.

In fixed income, the majority of key strategies outperformed their benchmarks for the quarter, although one-year performance remained mixed following challenging conditions in

Global Asset Management

2011. Key strategies maintained strong longer-term performance records.

In global investment solutions, key multi-asset strategies had positive performance both in absolute terms and relative to benchmark for the quarter. Absolute return and convertibles strategies performed well and maintained very strong three-year performance records. Multi-asset wholesale funds performed well versus peers, further improving one- and three-year rankings.

Among alternative strategies (not shown in the key composites versus benchmark table), real estate strategies generally contin-

ued to perform well in absolute terms. Alternative and quantitative investments’ strategies performed well for the quarter, most notably O’Connor single-manager funds. Direct infrastructure, infrastructure funds of funds and private equity funds of funds performed in line with expectations.

Investment performance versus peers, as represented by a broad range of UBS wholesale funds, was robust. Across all asset classes, and on an asset-weighted basis, 57% of funds ranked in the top two quartiles over one year, 73% over three years and 65% over five years.

Investment performance – key composites versus benchmarks

The table below shows investment performance for approximately 42% of Global Asset Management’s CHF 286 billion actively managed invested assets in traditional investments on 31 March 2012. This figure excludes CHF 84 billion in actively managed money market funds, CHF 108 billion in passively managed investments and CHF 82 billion in alternatives (including alternative and quantitative investments, global real estate and infrastructure and private equity).

Annualized
	3 months	1 year	3 years	5 years

Equities

Global Equity Composite vs. MSCI World Equity (Free) Index	+	–	+	+

US Large Cap Equity Composite vs. Russell 1000 Index	+	+	+	–

Pan European Equity Composite vs. MSCI Europe Free Index	+	+	+	+

Swiss Equity Composite vs. SPI (Total Return) Index	+	–	+	+

Asian Equity Composite vs. MSCI All Country Asia ex Japan Index	+	+	+	+

Emerging Equity Composite vs. Emerging Markets Equity Index	+	+	+	+

Global Ex-US Growth Equity Composite vs. MSCI EAFE (Free) Index	+	–	–	–

US Large Cap Select Growth Equity Composite vs. Russell 1000 Growth Index	+	+	+	+

Fixed income

Global Bond Composite vs. J.P. Morgan GBI Global Traded Index	+	+	+	+

US Bond Composite vs. Barclays Capital U.S. Aggregate Index	+	–	+	–

EUR Aggregate Bonds Composite vs. Barclays Capital Euro Aggregate 500mio+ Index	–	–	+	+

CHF Bonds Ausland Composite vs. Swiss Bond Foreign AAA-BBB (Total Return) Index	+	–	+	+

Australian Bond Composite vs. UBS Australian Composite Bond Index (0+ Yrs)	+	–	+	+

Emerging Bond Composite vs. Emerging Markets Debt Index[1]	–	–	+	–

Global investment solutions

Global Securities Composite vs. Global Securities Markets Index[1]	+	–	+	–

Swiss BVG Balanced Composite vs. BVG Pictet Index 93	+	–	+	–

Dynamic Alpha Composite vs. Consumer Price Index	+	+	+	–

Global Convertible Bonds Composite (hedged in EUR) vs. UBS Global Convertible Index – Global Vanilla Hedged EUR	+	_	+	+

1 Customized benchmark.

(+) above benchmark; (–) under benchmark; (=) equal to benchmark. All are before the deduction of investment management fees. Global composites are stated in US dollar terms; all others are in appropriate local currencies (unless otherwise stated). A composite is an aggregation of one or more portfolios in a single group that is representative of a particular strategy, style, or objective. The composite is the asset-weighted average of the performance results of all the portfolios it holds.

UBS business divisions and Corporate Center

Collective funds compared with peers

The table shows investment performance versus peers of UBS Swiss-, Luxembourg-, German- and Irish-domiciled wholesale funds available to clients of UBS’s wealth management businesses and also distributed through other wholesale intermediaries. The

UBS fund universe includes all actively managed funds totaling CHF 94 billion on 31 March 2012. The peer universe includes all funds registered in Europe, Middle East and Africa and Asia Pacific. Money market funds and passively managed funds are excluded.

		Annualized
Percentage of fund assets ranking in first or second quartile	1 year	3 years	5 years

Equities	69	65	70

Fixed income	52	63	81

Multi-asset	65	87	64

Real estate and alternative[1]	28	74	23

Total	57	73	65

1  The real estate and alternative categories have been combined since our fourth quarter 2011 report due to relatively small sample sizes.

Source: ThomsonReuters LIM 2.7 (Lipper Investment Management) data extracted 10 April 2012 and analyzed by UBS Global Asset Management. Data shown is the asset-weighted percentage of funds achieving first or second quartile (i.e. above median) ranking in their peer group on a net of fees basis over each time period. Funds are included in the analysis for every time period for which they have a performance record.

Retail & Corporate

Retail & Corporate

Pre-tax profit was CHF 575 million in the first quarter of 2012 compared with CHF 412 million in the previous quarter, mainly due to a reduction in personnel expenses of CHF 190 million related to changes to our Swiss pension plan. Adjusted for this item and restructuring charges, pre-tax profit decreased 7% or CHF 28 million to CHF 392 million, primarily reflecting lower net interest income and higher levels of variable compensation accruals compared with the fourth quarter, which included downward adjustments of accruals.

Business division reporting

	As of or for the quarter ended			% change from
CHF million, except where indicated	31.3.12	31.12.11	31.3.11	4Q11	1Q11

Net interest income	539	567	590	(5)	(9)

Net fee and commission income	303	288	295	5	3

Net trading income	64	70	79	(9)	(19)

Other income	12	15	8	(20)	50

Income	918	941	972	(2)	(6)

Credit loss (expense)/recovery	18	(13)	(7)

Total operating income	936	928	965	1	(3)

Personnel expenses	253	414	422	(39)	(40)

General and administrative expenses	214	210	219	2	(2)

Services (to)/from other business divisions	(138)	(144)	(113)	4	(22)

Depreciation of properly and equipment	33	36	34	(8)	(3)

Amortization of intangible assets	0	0	0

Total operating expenses[1,2]	361	517	562	(30)	(36)

Business division performance before tax	575	412	403	40	43

Key performance indicators[3]

Pre-tax profit growth (%)	39.6	(39.7)	4.1

Cost/income ratio (%)	39.3	54.9	57.8

Net interest margin (%)	1.59	1.67	1.74

Net new business volume growth (%)	4.2	(0.8)	8.5

Impaired loan portfolio as a % of total loan portfolio, gross (%)[4]	0.7	0.7	0.9

Additional information

Average attributed equity (CHF billion)[5]	5.0	5.0	5.0	0	0

Return on attributed equity (RoaE) (%)	46.0	38.4	32.2

BIS risk-weighted assets (CHF billion)[6]	25.0	25.2	26.6	(1)

Return on risk-weighted assets, gross (%)[7]	14.6	16.5	14.6

Goodwill and intangible assets (CHF billion)	0.0	0.0	0.0

Business volume (CHF billion)	476	468	476	2	0

Client assets (CHF billion)[8]	341	333	340	2	0

Loans, gross (CHF billion)	135.4	135.3	136.0	0	0

Due to customers (CHF billion)	120.7	117.9	117.2	2	3

Secured loan portfolio as a % of total loan portfolio, gross (%)	90.9	90.9	90.1

Personnel (full-time equivalents)	11,417	11,430	11,545	0	(1)

1   Operating expenses include restructuring charges of CHF 7 million in the first quarter of 2012 and CHF 8 million in the fourth quarter of 2011.    2   Operating expenses include a reduction in personnel expenses of CHF 190 million related to changes to our Swiss pension plan in the first quarter of 2012.    3  For the definitions of our key performance indicators (KPI), refer to the “Measurement of performance” section of our Annual Report 2011. The new KPI for 2012 are explained in the “Recent developments and financial reporting structure changes” section of this report.    4  Refer to the “Risk management and control” section of this report for more information on impairment ratios.    5  Refer to the “Capital management” section of this report for more information about the equity attribution framework.    6  Data reported as of 31 March 2012 and 31 December 2011 is disclosed in accordance with the Basel 2.5 framework. Data as of 31 March 2011 is disclosed in accordance with the Basel II framework. Refer to the “Capital management” section of this report for more information.    7   Based on Basel 2.5 risk-weighted assets from the first quarter of 2012 onwards. Based on Basel II risk-weighted assets for periods prior to the first quarter of 2012.    8  In 2012 we have refined our definition for client assets. Prior periods have been adjusted accordingly. Refer to the “Recent developments and financial reporting structure changes” section for more information.

UBS business divisions and Corporate Center

Results: 1Q12 vs 4Q11

Operating income

Total operating income increased by CHF 8 million to CHF 936 million from CHF 928 million in the prior quarter. Credit loss recoveries resulting from the release of certain collective loan loss allowances, as well as a provision release from a small number of workout portfolio cases, were partially offset by a decline in net interest income.

Net interest income decreased by CHF 28 million to CHF 539 million due to lower treasury-related interest income and increased charges related to certain centrally managed financial assets and corresponding costs. Additionally, interest charges increased due to the business division’s share of higher interest charges related to several issuances of long-term debt by the Group during the quarter. Despite pricing measures implemented at the beginning of 2012, both deposit and loan margins remained under pressure in the first quarter, and were constrained by low market interest rates and a competitive market environment. Low market interest rates also continued to impact income from our replication portfolio, resulting in lower interest income.

è	Refer to the “Corporate Center - Core Functions” section of this report for more information

Net fee and commission income was CHF 303 million, up CHF 15 million from the prior quarter. Recurring fee income increased due to higher client assets, and non-recurring fees were higher due to increased client activity as well as higher credit-related fees.

Net trading income declined by CHF 6 million to CHF 64 million, reflecting lower treasury-related income and lower foreign exchange-related client activity. This was partly offset by lower valuation losses related to credit default swaps to hedge certain loans. Other income was CHF 12 million, down slightly from the previous quarter.

Credit loss recoveries of CHF 18 million were recorded in the quarter. The development in the credit portfolio during the first quarter led to a CHF 8 million decrease in event-based collective loan allowances. In addition, the quarter saw releases for a small number of workout portfolio cases.

Operating expenses

Operating expenses decreased by CHF 156 million to CHF 361 million from CHF 517 million in the previous quarter, and included a reduction in personnel expenses of CHF 190 million related to changes to our Swiss pension plan. Adjusted for these changes and restructuring charges, operating expenses were up CHF 35 million.

è	Refer to “Note 6 Personnel expenses” in the Financial information section of this report for more information on changes to our Swiss pension plan

Personnel expenses decreased by CHF 161 million to CHF 253 million from CHF 414 million in the prior quarter. Adjusted for the abovementioned changes to our Swiss pension plan and restructuring charges, personnel expenses increased by CHF 31 million due to accruals booked for untaken annual leave and higher variable compensation accruals compared with the fourth quarter, which included downward adjustments of accruals. General and administrative expenses were CHF 214 million, up slightly from CHF 210 million in the fourth quarter of 2011. Charges for services to other business divisions decreased slightly to CHF 138 million from CHF 144 million in the previous quarter. Depreciation at CHF 33 million was down slightly from the previous quarter.

Cost/income ratio

The cost/income ratio was 39.3% in the first quarter. Adjusted for the abovementioned changes to our Swiss pension plan and restructuring charges, the cost/income ratio increased to 59.3% from 54.1% in the fourth quarter. Income was mainly impacted by lower net interest income due to lower treasury income and higher charges related to certain centrally managed financial assets and corresponding costs. Excluding the abovementioned changes to our Swiss pension plan and restructuring charges, operating expenses increased due to higher bonus accruals and accruals booked for untaken annual leave. The adjusted first-quarter cost/income ratio was within the target range of 50% to 60%, which was communicated at Investor Day 2011.

Net interest margin

The net interest margin was 159 basis points, a decrease of 8 basis points compared with the previous quarter, reflecting 5% lower net interest income while the average loan volume was stable. Net interest income was down as a result of lower treasury-related income and higher charges related to certain centrally managed financial assets and corresponding costs, as well as the abovementioned interest charges related to several issuances of long-term debt by the Group during the quarter. The first-quarter net interest margin was within the target range of 140 to 180 basis points.

Net new business volume growth

The annualized net new business volume growth for the first quarter was 4.2% compared with negative 0.8% in the previous quarter. Both retail and corporate businesses saw net new business volume inflows in the first quarter. First-quarter net new business volume growth was above the target range of 1% to 4%.

Personnel: 1Q12 vs 4Q11

Retail & Corporate employed 11,417 personnel on 31 March 2012 compared with 11,430 on 31 December 2011, mainly reflecting staff reductions due to our cost reduction program which was partly offset by the shift of a middle and back office function to Retail & Corporate from Wealth Management.

Results: 1Q12 vs 1Q11

Pre-tax profit increased by CHF 172 million to CHF 575 million from CHF 403 million in the first quarter of 2011, mainly due to a reduc-

Retail & Corporate

tion in personnel expenses of CHF 190 million related to changes to our Swiss pension plan. Adjusted for these changes and restructuring charges, pre-tax profit decreased by CHF 11 million.

Total operating income decreased by CHF 29 million to CHF 936 million from CHF 965 million. Net interest income was down by CHF 51 million to CHF 539 million, mainly due to reduced treasury-related income and lower margins resulting from depressed market interest rates, which more than offset increased client deposit volumes.

Net fee and commission income was slightly higher at CHF 303 million compared with CHF 295 million. Net trading income was CHF 64 million, down from CHF 79 million, mainly reflecting lower treasury income as well as higher valuation losses related to credit default swaps to hedge certain loans. Other income was almost unchanged at CHF 12 million. Credit loss recovery was CHF 18 million in the first quarter of 2012 compared with a credit loss expense of CHF 7 million in the first quarter of 2011. The recovery was mainly related to the above-

mentioned release of collective loan loss allowances in the first quarter of 2012.

Operating expenses decreased to CHF 361 million from CHF 562 million in the first quarter of 2011, mainly due to a reduction in personnel expenses of CHF 190 million related to the above mentioned changes to our Swiss pension plan. Adjusted for these changes and restructuring charges, operating expenses were down by CHF 18 million. Personnel expenses decreased by CHF 169 million to CHF 253 million, reflecting the abovementioned changes to our Swiss pension fund plan. Adjusted for these changes and restructuring charges, personnel expenses increased by CHF 14 million, partly reflecting the shift of middle and back office functions to Retail & Corporate from Wealth Management in the last twelve months. Non-personnel expenses decreased to CHF 108 million from CHF 139 million in the first quarter of 2011, mainly reflecting higher net charges for services to other business divisions due to the shift of middle and back office functions to Retail & Corporate from Wealth Management.

UBS business divisions and Corporate Center

Corporate Center

Corporate Center reporting – Total1

	As of or for the quarter ended			% change from
CHF million, except where indicated	31.3.12	31.12.11 [2]	31.3.11	4Q11	1Q11

Income	173	(523)	244		(29)

Credit loss (expense)/recovery[3]	6	21	(3)	(71)

Total operating income excluding own credit	180	(502)	241		(25)

Own credit[4]	(61)	43	(1)

Total operating income	118	(459)	240		(51)

Personnel expenses	88	55	2	60

General and administrative expenses	65	101	71	(36)	(8)

Services (to)/from other business divisions	11	14	31	(21)	(65)

Depreciation of property and equipment	1	19	19	(95)	(95)

Amortization of intangible assets	0	0	0

Total operating expenses[5]	165	189	122	(13)	35

Performance before tax	(47)	(649)	118	93

Additional information[6]

Total assets (CHF billion)[7]	161.9	80.8	99.4	100	63

BIS risk-weighted assets (CHF billion)[8]	28.6	34.0	33.7	(16)

Personnel before allocations (full-time equivalents)	19,001	19,270	19,654	(1)	(3)

Allocations to business divisions (full-time equivalents)	(18,482)	(18,747)	(19,193)	1	4

Personnel after allocations (full-time equivalents)	519	523	461	(1)	13

1  On 30 December 2011, an agreement was reached to transfer a portfolio of legacy positions from the Investment Bank to Corporate Center. Starting with the first quarter of 2012, the Legacy Portfolio, which consists of these transferred legacy positions combined with the SNB StabFund option, is reported in Corporate Center as a separate reportable segment and all other Corporate Center operations are grouped together as Corporate Center – Core Functions. Refer to the “Recent developments and financial reporting structure changes” section of this report for more information. Prior periods have been restated to reflect the effect of the transfer.    2   Income and expenses related to the SNB StabFund investment management team, who are employed by UBS, were transferred from the Investment Bank to the Corporate Center. The impact on performance before tax is not material in the current or any prior period. Prior periods have not been adjusted.    3  Includes credit loss (expense)/recovery mainly due to reclassified and acquired securities.    4  Represents own credit changes on financial liabilities designated at fair value through profit or loss. The cumulative own credit gain for such debt held on 31 March 2012 amounts to CHF 0.1 billion. This gain has reduced the fair value of financial liabilities designated at fair value through profit or loss recognized on our balance sheet. Refer to “Note 12b Fair value of financial instruments” in the “Financial information” section of this report for more information.    5   Operating expenses include restructuring charges of CHF 3 million in the first quarter of 2012 and CHF 4 million in the fourth quarter of 2011.    6   Please note that some of the comparative figures in this table may differ from those originally published in quarterly and annual reports (for example due to adjustments subsequent to organizational changes).     7   Based on third-party view, i.e. without intercompany balances. Refer to the “Balance sheet” section of this report for more information.    8   Data reported as of 31 March 2012 and 31 December 2011 is disclosed in accordance with the Basel 2.5 framework. Data as of 31 March 2011 is disclosed in accordance with the Basel II framework. Refer to the “Capital management” section of this report for more information.

Corporate Center

Corporate Center – Core Functions

The pre-tax result in the first quarter of 2012 was a loss of CHF 75 million compared with a loss of CHF 126 million in the previous quarter. Treasury income remaining in Corporate Center – Core Functions after allocations to the business divisions was CHF 79 million compared with CHF 4 million in the prior quarter.

Corporate Center reporting – Core Functions1

	As of or for the quarter ended			% change from
CHF million, except where indicated	31.3.12	31.12.11	31.3.11	4Q11	1Q11

Income	11	(10)	(29)

Credit loss (expense)/recovery	0	0	(1)		100

Total operating income	11	(10)	(30)

Personnel expenses	70	37	(13)	89

General and administrative expenses	13	62	41	(79)	(68)

Services (to)/from other business divisions	2	(1)	1		100

Depreciation of property and equipment	1	18	18	(94)	(94)

Amortization of intangible assets	0	0	0

Total operating expenses	86	116	46	(26)	87

Performance before tax	(75)	(126)	(76)	40	1

Additional information[2]

Total assets (CHF billion)[3]	116.3	25.1	33.8	363	244

BIS risk-weighted assets (CHF billion)[4]	7.8	13.7	9.5	(43)

Personnel before allocations (full-time equivalents)	18,949	19,218	19,654	(1)	(4)

Allocations to business divisions (full-time equivalents)	(18,713)	(18,996)	(19,451)	1	4

Personnel after allocations (full-time equivalents)	236	222	203	6	16

Corporate Center – Core Functions – expenses before service allocation to business divisions[2]

Personnel expenses	734	872	972	(16)	(24)

General and administrative expenses	782	851	846	(8)	(8)

Depreciation of property and equipment	147	187	184	(21)	(20)

Total operating expenses before service allocation to business divisions	1,663	1,910	2,001	(13)	(17)

Net allocations to business divisions	(1,576)	(1,793)	(1,955)	12	19

Total operating expenses[5]	86	116	46	(26)	87

1  On 30 December 2011, an agreement was reached to transfer a portfolio of legacy positions from the Investment Bank to Corporate Center. Starting with the first quarter of 2012, the Legacy Portfolio, which consists of these transferred legacy positions combined with the SNB StabFund option, is reported in Corporate Center as a separate reportable segment and all other Corporate Center operations are grouped together as Corporate Center – Core Functions. Refer to the “Recent developments and financial reporting structure changes” section of this report for more information. Prior periods have been restated to reflect the effect of the transfer.    2   Please note that some of the comparative figures in this table may differ from those originally published in quarterly and annual reports (for example due to adjustments subsequent to organizational changes).    3  Based on third-party view, i.e. without intercompany balances. Refer to the “Balance sheet” section of this report for more information.    4  Data reported as of 31 March 2012 and 31 December 2011 is disclosed in accordance with the Basel 2.5 framework. Data as of 31 March 2011 is disclosed in accordance with the Basel II framework. Refer to the “Capital management” section of this report for more information.    5   Operating expenses include restructuring charges of CHF 3 million in the first quarter of 2012 and CHF 4 million in the fourth quarter of 2011.

UBS business divisions and Corporate Center

Results: 1Q12 vs 4Q11

Operating income

Operating income was positive CHF 11 million in the first quarter of 2012 compared with negative CHF 10 million in the prior quarter. Treasury income remaining in the Corporate Center – Core Functions after allocations to the business divisions amounted to CHF 79 million in the first quarter compared with CHF 4 million in the fourth quarter. This increase was mainly due to gains from cash flow hedges and a valuation adjustment on debt issued following an enhancement to its valuation methodology. This was partly offset by increased charges related to certain centrally managed financial assets and corresponding costs.

Compared with fourth quarter of 2011, management increased the average size of certain financial asset portfolios managed centrally by Group Treasury. The costs associated with managing these portfolios also increased due to changes in market conditions, portfolio composition, and funding. In addition, during the quarter Group Treasury incurred both increased issuance costs and debt servicing costs, attributable to several new issuances of long-term debt, including Basel Ill-compliant loss-absorbing notes of CHF 2 billion. The net impact of these items increased centrally managed treasury costs which are allocated to the business divisions and the Corporate Center by approximately CHF 80 million in the first quarter of 2012. In parallel to these activities, the allocation methodologies used to distribute the centrally managed income and expense items were revised to better reflect current divisional resource usage.

Operating expenses

On a gross basis before service allocations to the business divisions, operating expenses were CHF 1,663 million, down from CHF 1,910 million in the prior quarter. This decrease was primarily due to a reduction in personnel expenses of CHF 181 million related to changes to our Swiss pension plan and the capitalization of internally generated software, as well as lower marketing costs and real estate provision releases.

è	Refer to “Note 6 Personnel expenses” in the “Financial information” section of this report for more information on changes to our Swiss pension plan

Furthermore, the fourth quarter included an impairment loss on a property of CHF 12 million and higher depreciation on internally generated software capitalized in previous years. These factors were partially offset by higher variable compensation accruals in the first quarter compared with the fourth quarter, which included downward adjustments.

Personnel expenses decreased by CHF 138 million to CHF 734 million, predominantly reflecting the abovementioned changes to our Swiss pension plan, partly offset by higher variable compensation accruals compared with the fourth quarter, which included downward adjustments of accruals.

General and administrative expenses decreased by CHF 69  mil-

lion to CHF 782 million. This decrease mainly related to the capitalization of internally generated software, lower marketing costs and real estate provision releases.

Depreciation expenses decreased by CHF 40 million to CHF 147 million. The fourth quarter included the abovementioned impairment loss, whereas the first quarter had lower depreciation on internally generated software capitalization.

The business divisions were charged net CHF 1,576 million for shared services, a decrease of CHF 217 million from the previous quarter, largely reflecting the abovementioned changes to our Swiss pension plan and the capitalization of internally generated software.

Total operating expenses remaining after allocations to the business divisions were CHF 86 million compared with CHF 116 million in the prior quarter, which included the abovementioned impairment loss and depreciation on internally generated software capitalized in previous years that were not allocated to the business divisions.

Personnel: 1Q12 vs 4Q11

At the end of the first quarter of 2012, Corporate Center – Core Functions employed 18,949 personnel, of which 18,713 were allocated to the business divisions and the Legacy Portfolio unit based on the services used. The reduction of 269 personnel compared with the fourth quarter of 2011 related mainly to the cost reduction program announced in July 2011. The 236 personnel remaining in Corporate Center – Core Functions after allocations to the business divisions were related to Group governance functions and other corporate items.

Results: 1Q12 vs 1Q11

The pre-tax result was a loss of CHF 75 million in the first quarter of 2012 compared with a loss of CHF 76 million in the first quarter of 2011.

Operating income increased by CHF 41 million, largely due to treasury income remaining in Corporate Center – Core Functions after allocations to the business divisions of CHF 79 million in the first quarter of 2012, up by CHF 92 million from the first quarter of 2011. This was mainly offset by the higher charges related to certain centrally managed financial assets and corresponding costs to Corporate Center – Core Functions in the first quarter of 2012.

    Costs before allocations to the business divisions decreased by CHF 338 million to CHF 1,663 million in the first quarter of 2012 from CHF 2,001 million in the first quarter of 2011, mainly due to the abovementioned changes to our Swiss pension plan, the capitalization of internally generated software, as well as real estate provision releases in the first quarter of 2012. In addition, the first quarter of 2011 included litigation provisions and higher depreciation on internally generated software capitalization.

Corporate Center

Legacy Portfolio

Pre-tax profit was CHF 28 million in the first quarter compared with a loss of CHF 522 million in the previous quarter. This was primarily due to an increase in the value of our option to acquire the SNB StabFund’s equity and an improved result in the remainder of the Legacy Portfolio.

Corporate Center reporting – Legacy Portfolio1

	As of or for the quarter ended			% change from
CHF million, except where indicated	31.3.12	31.12.11 [2]	31.3.11	4Q11	1Q11

SNB StabFund option	131	(125)	193		(32)

Legacy Portfolio excluding SNB StabFund option	31	(388)	81		(62)

Total income	162	(513)	273		(41)

Credit loss (expense)/recovery[3]	6	21	(2)	(71)

Total operating income excluding own credit	168	(492)	271		(38)

Own credit[4]	(61)	43	(1)

Total operating income	107	(449)	270		(60)

Personnel expenses	18	19	16	(5)	13

General and administrative expenses	51	39	30	31	70

Services (to)/from other business divisions	9	15	29	(40)	(69)

Depreciation of properly and equipment	1	1	1	0	0

Amortization of intangible assets	0	0	0

Total operating expenses	79	73	76	8	4

Performance before tax	28	(522)	194		(86)

Additional information

Total assets (CHF billion)[5]	45.6	55.7	65.6	(18)	(30)

BIS risk-weighted assets (CHF billion)[6]	20.8	20.3	24.2	2

Personnel before allocations (full-time equivalents)	52	52	0	0

Allocations (full-time-equivalents)	231	249	258	(7)	(10)

Personnel after allocations (full-time equivalents)	283	301	258	(6)	10

1  On 30 December 2011, an agreement was reached to transfer a portfolio of legacy positions from the Investment Bank to Corporate Center. Starting with the first quarter of 2012, the Legacy Portfolio, which consists of these transferred legacy positions combined with the SNB StabFund option, is reported in Corporate Center as a separate reportable segment and all other Corporate Center operations are grouped together as Corporate Center – Core Functions. Refer to the “Recent developments and financial reporting structure changes” section of this report for more information. Prior periods have been restated to reflect the effect of the transfer.    2  Income and expenses related to the SNB StabFund investment management team, who are employed by UBS, were transferred from the Investment Bank to the Corporate Center. The impact on performance before tax is not material in the current or any prior period. Prior periods have not been adjusted.    3  Includes credit loss (expense)/recovery mainly due to reclassified and acquired securities.    4  Represents own credit changes on financial liabilities designated at fair value through profit or loss. The cumulative own credit gain for such debt held on 31 March 2012 amounts to CHF 0.1 billion. This gain has reduced the fair value of financial liabilities designated at fair value through profit or loss recognized on our balance sheet. Refer to “Note 12b Fair value of financial instruments” in the “Financial information” section of this report for more information.    5   Based on third-party view, i.e. without intercompany balances. Refer to the “Balance sheet” section of this report for more information.    6  Data reported as of 31 March 2012 and 31 December 2011 is disclosed in accordance with the Basel 2.5 framework. Data as of 31 March 2011 is disclosed in accordance with the Basel II framework. Refer to the “Capital management” section of this report for more information.

UBS business divisions and Corporate Center

Results: 1Q12 vs 4Q11

Operating income

Operating income was CHF 107 million in the first quarter of 2012 compared with negative CHF 449 million in the fourth quarter of 2011.

Operating income excluding own credit was CHF 168 million in the first quarter of 2012 compared with negative CHF 492 million in the prior quarter. The revaluation of our option to acquire the SNB StabFund’s equity resulted in a gain of CHF 127 million in the first quarter, primarily due to higher market valuation of the fund’s assets compared with a loss of CHF 129 million in the prior quarter.

è

Refer to the “Non-trading portfolios – valuation and sensitivity information by instrument category” section in the “Risk management and control” section of this report for more information on changes in the value of our option to acquire the SNB StabFund’s equity

Operating income for the Legacy Portfolio, excluding the SNB StabFund option as well as the loss on own credit mentioned below, was positive CHF 37 million in the first quarter compared with negative CHF 367 million, which included a loss following the agreement in principle with MBIA for the commutation of certain credit default swap contracts in exchange for a net cash payment.

Own credit

An own credit loss on financial liabilities designated at fair value of CHF 61 million was recorded in the first quarter of 2012 compared with an own credit gain of CHF 43 million in the fourth quarter of 2011.

è	Refer to “Note 12b Fair value of financial instruments” in the “Financial information” section of this report for more information on own credit

Operating expenses

Total operating expenses were CHF 79 million compared with CHF 73 million in the prior quarter. The increase mainly related to higher charges for litigation provisions in the Legacy Portfolio exclud-

ing the SNB StabFund option, partly offset by lower attributions for services received as well as reduced legal fees.

BIS risk-weighted assets

Risk-weighted assets measured on a Basel 2.5 basis increased slightly by CHF 1 billion to CHF 21 billion at the end of the first quarter.

Our pro-forma Basel III estimated risk-weighted assets1 for the Legacy Portfolio excluding the SNB StabFund option fell from CHF 62 billion as of 31 December 2011 to CHF 59 billion as of 31 March 2012, primarily due to reduced securitization exposures, against our target of approximately CHF 45 billion for 2012. In addition, we made good progress toward facilitating future reductions in Basel III risk-weighted assets.

Personnel: 1Q12 vs 4Q11

At the end of the first quarter of 2012, a total of 283 personnel were employed within the SNB StabFund investment management team and the management team for the remainder of the Legacy Portfolio. This compares with a total of 301 personnel at the end of the fourth quarter of 2011.

Results: 1Q12 vs 1Q11

The pre-tax result was CHF 28 million in the first quarter of 2012 compared with CHF 194 million in the first quarter of 2011.

Operating income decreased to CHF 107 million from CHF 270 million. The revaluation of our option to acquire the SNB StabFund’s equity resulted in a gain of CHF 127 million in the first quarter of 2012 compared with a gain of CHF 192 million in the first quarter of 2011. The Legacy Portfolio excluding the SNB StabFund option recorded lower net interest income in the first quarter of 2012, compared with the first quarter of 2011, resulting from asset sales in connection with a reduction of risk exposures and risk-weighted assets during 2011.

Total operating expenses increased to CHF 79 million in the first quarter of 2012 from CHF 76 million in the first quarter of 2011, mainly due to higher charges for litigation provisions, partly offset by lower attributions for services received and by reduced legal fees.

1   The calculation of our pro-forma Basel III risk-weighted assets combines existing Basel 2.5 risk-weighted assets, securitization exposures based on a revised model that applies a fixed risk weighting, and new capital charges based on new models and calculation engines. These new models require regulatory approval that is not expected until after further guidance is developed. Our pro-forma Basel III risk-weighted assets therefore include estimates of the impact of these new capital charges and will be refined as new models and the associated systems are further enhanced and as regulatory interpretations evolve.

Risk and treasury management Management report

Risk management and control

Risk management and control

The risk composition of the bank was stable throughout the first quarter of 2012 and relatively unchanged from the prior quarter. Market risk across the firm, as measured by average value-at-risk, was CHF 37 million during the quarter compared with CHF 38 million the prior quarter. Our Wealth Management and Retail & Corporate portfolios were largely unchanged in the first quarter of 2012 and Retail & Corporate reported a net credit recovery of CHF 18 million. In addition to maintaining a low market risk profile, the Investment Bank saw a steady flow of underwriting activity and an improvement in its impairment ratio, and reported a net credit recovery of CHF 14 million. We continued our focus on reducing legacy positions and made good progress toward facilitating future reductions in Basel III risk-weighted assets.

Our risk management and control framework is described in the “Risk, treasury and capital management” section of our Annual Report 2011, including details on how we define, measure and manage credit, market and operational risks as well as risk concentrations.

Credit risk

The tables in this section provide an update on our credit risk exposures on 31 March 2012, including details of our banking products, allowances and provisions for credit losses and the composition and credit quality of our key loan portfolios in Wealth Management, Wealth Management Americas and Retail & Corporate. These tables also include counterparty exposures from banking products and over-the-counter (OTC) derivative contracts booked within the Investment Bank and the Legacy Portfolio now managed within the Corporate Center.

è	Refer to the “Group results” section of this report for more information on credit loss expense/recovery in the first quarter

Gross banking products and impairments

The credit risk exposures reported in the table “Allowances and provisions for credit losses” represent the International Financial Reporting Standards (IFRS) balance sheet view of our gross banking products portfolio. This comprises the balance sheet line items Balances with central banks, Due from banks, and Loans as well as the off-balance sheet items Guarantees and Loan commitments.

The table also shows the IFRS reported allowances and provisions for credit losses and impaired exposure.

Our gross loan exposure was unchanged at the end of the quarter at CHF 267 billion. Our gross impaired loan portfolio, including loans in the Corporate Center Legacy Portfolio, was CHF 1.9 billion at the end of the first quarter, compared with CHF 2.1 billion at the end of the fourth quarter. The ratio of the impaired loan portfolio to total gross loan portfolio improved to 0.7% on 31 March 2012 from 0.8% on 31 December 2011. Excluding loans in the Corporate Center Legacy Portfolio, the ratio remained unchanged at 0.6%. In Wealth Management, the gross loan portfolio was CHF 75.9 billion on 31 March 2012 compared with CHF 75.1 billion on 31 December 2011.

The total gross loan portfolio in the Investment Bank was CHF 12.6 billion on 31 March 2012, slightly down from CHF 13.0 billion on 31 December 2011. The Investment Bank’s gross impaired loan portfolio decreased to CHF 497 million on 31 March 2012 from CHF 542 million on 31 December 2011.

In Retail & Corporate, the gross loan portfolio was CHF 136 billion on 31 March 2012, largely unchanged from the end of the fourth quarter. The gross impaired loan exposure was CHF 954 million on 31 March 2012, down from CHF 975 million on 31 December 2011.

Our gross legacy loan portfolio in the Corporate Center was CHF 15.1 billion on 31 March 2012, down from CHF 16.0 billion at the end of the fourth quarter. The corresponding gross impaired loan exposure was CHF 415 million on 31 March 2012, down from CHF 572 million on 31 December 2011.

Risk and treasury management

Allowances and provisions for credit losses1

CHF million, except where indicated	IFRS exposure, gross		Impaired exposure[2]		Specific allowances and provisions for credit losses[3]		Estimated liquidation proceeds of collateral		Impairment ratio (%)
As of	31.3.12	31.12.11	31.3.12	31.12.11	31.3.12	31.12.11	31.3.12	31.12.11	31.3.12	31.12.11

Group

Balances with central banks	81,092	38,565							0.0	0.0

Due from banks	30,508	23,235	59	20	24	17			0.2	0.1

Loans	266,676	267,429	1,905	2,135	633	694	759	893	0.7	0.8

of which: related to Legacy Portfolio[4]	15,136	16,048	415	572	73	86	341	483	2.7	3.6

of which: related to other loans	251,540	251,381	1,489	1,563	560	608	417	411	0.6	0.6

Guarantees	18,807	18,905	83	94	81	87	2	3	0.4	0.5

Loan commitments	60,632	58,192	51	70	10	6	1	1	0.1	0.1

Banking products	457,715	406,326	2,097	2,318	748	804	762	897	0.5	0.6

Wealth Management

Balances with central banks	247	1,165							0.0	0.0

Due from banks	445	555							0.0	0.0

Loans	75,913	75,056	38	45	41	42	21	6	0.1	0.1

Guarantees	2,467	2,641							0.0	0.0

Loan commitments	1,297	1,220							0.0	0.0

Banking products	80,369	80,637	38	45	41	42	21	6	0.0	0.1

Wealth Management Americas

Balances with central banks	1,972	2,161							0.0	0.0

Due from banks	1,647	1,594							0.0	0.0

Loans	26,889	27,894							0.0	0.0

Guarantees	365	406							0.0	0.0

Loan commitments	1,297	1,076							0.0	0.0

Banking products	32,170	33,131	0	0	0	0	0	0	0.0	0.0

Investment Bank

Balances with central banks	19,823	31,743							0.0	0.0

Due from banks	23,227	16,397	11	11	5	5			0.0	0.1

Loans	12,616	12,957	497	542	53	71	157	159	3.9	4.2

Guarantees	6,808	6,571	46	52	42	46			0.7	0.8

Loan commitments	51,013	48,999	49	67	3	1			0.1	0.1

Banking products	113,487	116,666	603	672	102	122	157	159	0.5	0.6

Global Asset Management

Balances with central banks		155								0.0

Due from banks	321	317							0.0	0.0

Loans	141	141							0.0	0.0

Guarantees

Loan commitments

Banking products	463	613	0	0	0	0	0	0	0.0	0.0

Retail & Corporate

Balances with central banks	2,053	2,205							0.0	0.0

Due from banks	3,165	3,840	48	9	19	12			1.5	0.2

Loans	135,969	135,320	954	975	466	495	239	246	0.7	0.7

Guarantees	9,042	9,156	22	25	26	26	2	3	0.2	0.3

Loan commitments	6,874	6,735	2	3	8	5	1	1	0.0	0.0

Banking products	157,103	157,256	1,027	1,012	518	539	242	250	0.7	0.6

Corporate Center

Balances with central banks	56,997	1,135							0.0	0.0

Due from banks	1,701	532							0.0	0.0

Loans	15,149	16,063	415	572	73	86	341	483	2.7	3.6

of which: related to Legacy Portfolio[4]	15 136	16,048	415	572	73	86	341	483	2.7	3.6

Guarantees	125	130	14	17	13	15			11.2	13.1

Loan commitments	150	163							0.0	0.0

Banking products	74,123	18,023	429	589	87	101	341	483	0.6	3.3

1   Excludes allowances for securities borrowed.     2   Excludes reclassified securities that are not considered impaired.     3   Excludes CHF 122 million (31 December 2011 CHF 131 million) in collective loan loss allowances.     4   Includes reclassified securities, see “Note 13 Reclassification of financial assets” in the “Financial information” section of this report.

Risk management and control

Composition of Wealth Management and Retail & Corporate loan portfolios

Our largest loan portfolio is our mortgage portfolio, which principally comprises mortgage loans within Switzerland.

Our Wealth Management gross loan portfolio is mainly secured by securities, cash (including certain fiduciary investments) and residential property as outlined in the table “Wealth Management and Retail & Corporate: composition of loan portfolio, gross”.

The composition of the Retail & Corporate loan portfolio was largely unchanged over the quarter. On 31 March 2012, 91% of the portfolio was secured by collateral. Based on our internal ratings, 52% of the unsecured loan portfolio was rated investment grade. Furthermore, 60% of the unsecured portfolio related to cash flow-based lending to corporate counterparties, and 22% to lending to public authorities, mainly in Switzerland.

Investment Bank – banking products and OTC derivatives exposure

The table “Investment Bank: banking products and OTC derivatives exposure” shows the Investment Bank’s banking products (loans, guarantees and loan commitments) and OTC derivatives portfolios, gross and net of allowances, provisions, credit valuation adjustments (CVA) and credit hedges. Further breakdowns are provided within the table “Investment Bank: distribution of net banking products exposures, across internal UBS ratings and loss given default (LGD) buckets”.

Wealth Management and Retail & Corporate: composition of loan portfolio, gross
	Wealth Management				Retail & Corporate
	31.3.12		31.12.11		31.3.12		31.12.11[1]
	CHF million	%	CHF million	%	CHF million	%	CHF million	%
Secured by residential property	29,179	38.4	28,467	37.9	96,543	71.0	96,172	71.1

Secured by commercial / industrial property	1,836	2.4	1,805	2.4	19,496	14.3	19,542	14.4

Secured by cash	10,281	13.5	10,000	13.3	653	0.5	637	0.5

Secured by securities	29,674	39.1	28,912	38.5	1,560	1.1	1,327	1.0

Secured by guarantees & other collateral	4,899	6.5	5,816	7.7	5,306	3.9	5,285	3.9

Unsecured loans	44	0.1	55	0.1	12,411	9.1	12,356	9.1

Total loans, gross	75,913	100.0	75,056	100.0	135,969	100.0	135,320	100.0

Total loans, net of allowances and credit hedges	75,869		75,011		135,234		134,561

1   In the first quarter of 2012, we corrected the amounts presented for 31 December 2011. As a result, “Secured by guarantees & other collateral” increased by CHF 2,456 million with a corresponding decrease in “Unsecured loans”.

Investment Bank: banking products and OTC derivatives exposure[1]
CHF million	Banking products		OTC derivatives
	31.3.12	31.12.11	31.3.12	31.12.11

Total exposure, before deduction of allowances and provisions, CVA and hedges	74,351	70,606	32,945	38,748

Less: allowances, provisions, and CVA	(59)	(75)	(761)	(981)

Less: credit protection bought (credit default swaps, notional)	(20,473)	(22,886)	(4,255)	(4,513)

Net exposure after allowances and provisions, CVA and hedges	53,818	47,645	27,929	33,254

1   Banking products: risk view, excludes balances with central banks, due from banks and internal risk adjustments; OTC derivatives: net replacement value includes the impact of netting agreements (including cash collateral) in accordance with Swiss Federal Banking Law.

Investment Bank: distribution of net banking products exposure, across internal UBS rating and loss given default (LGD) buckets

CHF million, except where indicated			31.3.12						31.12.11
Internal UBS rating	Moody’s Investors Service mapping	Standard & Poor’s mapping	Exposure	LGD buckets				Weighted average LGD (%)	Exposure	Weighted average LGD(%)
				0-25%	26-50%	51-75%	76-100%

Investment grade	Aaa to Baa3	AAA to BBB-	34,466	6,829	17,568	5,123	4,946	46	30,326	47

Sub-investment grade			19,353	8,407	8,173	1,703	1,070	31	17,318	31

of which: 6-9	Ba1 to B1	BB+ to B+	10,730	4,595	3,978	1,389	768	33	9,686	35

of which: 10-12	B2 to Caa	B to CCC	8,208	3,515	4,114	286	292	30	7,112	27

of which: 13 & defaulted	Ca & lower	CC & lower	415	297	81	28	9	21	520	20

Net banking products exposure, after application of credit hedges[1]			53,818	15,236	25,741	6,826	6,015	40	47,645	39

1   Banking products: risk view, excludes balances with central banks, due from banks and internal risk adjustments.

Risk and treasury management

At the end of the first quarter, 64% of our net banking products exposures after the application of credit hedges were classified as investment grade based on our internal ratings. The vast majority of the sub-investment grade exposures had an estimated LGD of 0% to 50% taking into account both the characteristics of the counterparty and any credit mitigation, such as collateral held.

Corporate Center – Legacy Portfolio

On 31 March 2012, the loans of CHF 15.1 billion within our Legacy Portfolio predominantly comprised the following: assets that were reclassified in the fourth quarter of 2008 from Held for trading to Loans and receivables; acquired student loan auction rate securities; and our loan to the RMBS Opportunities Master Fund, LP, a special purpose entity managed by BlackRock Financial Management Inc.

The outstanding balance receivable from RMBS Opportunities Master Fund, LP, taking into account the amounts held in escrow, was USD 4.5 billion on 31 March 2012 compared with USD 4.7 billion on 31 December 2011. The net replacement value of our over-the-counter contracts within the Legacy Portfolio was CHF 3.3 billion on 31 March 2012.

è	Refer to the “Risk, treasury and capital management” section of our Annual Report 2011 for more information on our loan to the RMBS Opportunities Master Fund, LP

Exposure to student loan auction rate securities

We continue to regard our inventory of student loan auction rate securities (ARS) as a “risk concentration”. The overall exposure on 31 March 2012 was, at USD 5.7 billion, unchanged from the previous quarter-end.

At the end of the first quarter, 77% of the collateral underlying the remaining student loan ARS inventory was backed by Federal Family Education Loan Program guaranteed collateral, which is reinsured by the US Department of Education for no less than 97% of principal and interest. All of our student loan ARS positions are held as Loans and receivables and are subject to a quarterly impairment test that includes a review of performance reports for each issuing trust.

è	Refer to the “Risk, treasury and capital management” section of our Annual Report 2011 for more information on risk concentrations

Exposure to monoline insurers

At the end of the first quarter, our exposure to monoline insurers continued to be a “risk concentration”. The vast majority of this exposure arises from OTC derivative contracts, mainly credit default swap (CDS) protection purchased to hedge specific positions. The table “Exposure to monoline insurers, by rating” shows the CDS protection purchased from monoline insurers to hedge specific positions. Exposure to monoline insurers is calculated as

Student loan ARS inventory
	Carrying value
USD million	31.3.12		31.12.11

US student loan ARS	5,670	[1]	5,683

of which rated BB– and above	5,143		5,154

of which rated below BB–	527		529

1   Includes USD 2.9 billion (CHF 2.6 billion) at carrying value of student loan ARS that were reclassified to Loans and receivables from Held for trading in the fourth quarter of 2008. Refer to “Note 13 Reclassification of financial assets” in the “Financial information” section of this report for more information.

Exposure to monoline insurers, by rating[1]
	31.3.12
	Notional amount[3]	Fair value of underlying assets		Fair value of CDS prior to credit valuation adjustment	Credit valuation adjustment	Fair value of CDS after credit valuation adjustment
USD million	Column 1	Column 2		Column 3 (=1-2)	Column 4	Column 5 (=3-4)
Credit protection on US sub-prime residential mortgage-backed securities (RMBS) CDO high grade, from monolines rated sub-investment grade (BB and below)[2]	722	189		533	463	70

Credit protection on other assets[2]	4,348	2,731	[4]	1,617	787	830

of which: from monolines rated investment grade (BBB and above)	611	467		144	29	115

of which: from monolines rated sub-investment grade (BB and below)	3,737	2,264		1,473	758	715

Total 31.3.12	5,070	2,920		2,150	1,250	900

Total 31.12.11	5,118	2,773		2,345	1,382	963

1   Excludes the benefit of credit protection purchased from unrelated third parties.     2   Categorization based on the lowest insurance financial strength rating assigned by external rating agencies.     3   Represents gross notional amount of credit default swaps (CDS) purchased as credit protection.     4  Includes USD 0.9 billion (CHF 0.8 billion) at fair value/USD 0.9 billion (CHF 0.8 billion) at carrying value that were reclassified to Loans and receivables from Held for trading in the fourth quarter of 2008. Refer to “Note 13 Reclassification of financial assets” in the “Financial information” section of this report for more information.

Risk management and control

the sum of the fair values of individual CDS after credit valuation adjustments (CVA).

The figures presented in the table “Exposure to monoline insurers, by rating” do not reflect the commutation of monoline insurance which was part of the recently settled agreement with MBIA. Although the change to the credit valuation adjustments in respect of the derivative contracts in question was reflected in our 2011 results based upon an agreement in principle, the commutation itself occurred during April 2012 and will therefore only be reflected in the second quarter figures. The impact of this commutation on the USD 5.1 billion notional amount of credit protection shown is a reduction of USD 1.4 billion.

On 31 March 2012, based on fair values, 44% of the assets were collateralized commercial mortgage-backed securities (CMBS), 31% were collateralized loan obligations (CLO), 19% were other asset-backed securities (ABS) and 6% were ABS high-grade collateralized debt obligations (CDO) of US sub-prime RMBS.

The total fair value of CDS protection purchased from monoline insurers was USD 0.9 billion after cumulative CVA of USD 1.3 billion. The changes reported in the table “Exposure to monoline insurers, by rating” do not equal the profit or loss associated with this portfolio in the first quarter, as a significant portion of the underlying assets is classified as Loans and receivables for accounting purposes.

In addition to credit protection purchased on the positions detailed in the table, UBS held direct derivative exposure to monoline insurers of USD 248 million after CVA of USD 154 million on 31 March 2012.

è	Refer to the “Recent developments and financial reporting structure changes” section of this report for more information
è	Refer to “Non-trading portfolios—valuation and sensitivity information by instrument category” for more information
è	Refer to the “Risk, treasury and capital management” section of our Annual Report 2011 for more information on risk concentrations

Exposures to selected European countries

The table “Exposures to selected European countries” includes all eurozone countries rated lower than AAA/Aaa by at least one of the major rating agencies on 31 March 2012. The overview provides an internal risk view of gross and net exposures split by sovereign, local government, bank, and other counterparties. The “sovereign” category includes agencies and central banks. Corporates, insurance companies and funds are included within the “other” category. The gross exposures to Andorra, Cyprus, Estonia, Malta, Monaco, Montenegro, San Marino, Slovakia, and Slovenia are grouped into “other” and totaled CHF 202 million on 31 March 2012.

è	Refer to the “Risk, treasury and capital management” section of our Annual Report 2011 for more information on country risk

Product categories

The presentation of exposures follows our risk view without recognizing any expected recovery values.

Banking products are loans (at amortized cost), unfunded loan commitments (notional basis) and financial guarantees (notional basis) and include an immaterial amount of available-for-sale debt and equity positions (at fair value).

Traded products include the counterparty risk arising from OTC derivatives and securities financing transactions, presented at net positive replacement value (RV) after taking into account master netting agreements.

Trading inventory includes securities such as bonds and equities, as well as the risk relating to the underlying reference assets for derivative positions, including those linked to credit protection we buy or sell. Trading inventory exposures represent the change in fair value, if the value of a security or, in the case of derivatives, the underlying reference asset, fell instantaneously to zero. As we manage the trading inventory on a net basis, we also net the value of long positions against short positions with the same underlying issuer. This is a conservative approach as the reported sum of net long exposures per legal entity does not recognize the offsetting benefit of certain hedges and short positions across issuers. This is especially relevant when estimating the potential exposure to moves in general country credit spreads.

Country allocation methodology

The basis for the presentation of the country exposure from banking products or traded products exposures is the domicile allocation used in our internal risk view. In general, the country of domicile of the legal entity (parent or subsidiary) that is our contractual counterparty determines the country against which the exposure is shown. For example, a loan to a bank domiciled in country X would be shown against country X, while the exposure to a Y-domiciled subsidiary of that bank would be shown against country Y.

For some counterparties whose economic substance in terms of assets or source of revenues is primarily located in a different country, the exposure is allocated to the risk domicile of that different country. This is the case, for example, with legal entities incorporated in financial offshore centers, which have their main assets and revenue streams outside the country of domicile. The same principle applies to exposures for which we hold third-party guarantees or collateral. In such cases, we report the exposure against the country of domicile of either the guarantor or the issuer of the underlying security, or against the country where pledged physical assets are located.

Special rules apply for banking products exposures (money market deposits, loans) to branches of financial institutions which are located in a country other than that of the domicile of the legal entity. In such cases, exposures are recorded in full against the country of domicile of the firm, and additionally in full against the country in which the branch is located.

For derivative exposures, we show the counterparty risk against the country of (risk) domicile of the counterparty within traded products. In addition, we reflect the benefits/liabilities arising from changes in fair value of the derivative due to changes in the value of the underlying reference asset against the (risk) domicile

Risk and treasury management

Exposures to selected European countries

CHF million	Total		Banking products (loans, unfunded commitments, guarantees)				Traded products (counterparty risk from deriva- tives and securities financing) After master netting agreements and net of collateral		Trading inventory (securities and potential benefits/ remaining exposure from derivatives)
31.3.12		Net of hedges[1]	Exposure before hedges		Net of hedges[1]	of which: unfunded	Exposure before hedges	Net of hedges	Net long per issuer

France	12,992	11,670	3,252		2,099	805	3,470	3,301	6,270

Sovereign, agencies and central banks	4,638	4,519	39		39		673	553	3,926

Local governments	164	164	58		58		1	1	105

Banks	1,610	1,610	989		989		433	433	188

Other	6,579	5,377	2,166		1,013		2,364	2,314	2,050

Italy	7,872	4,343	1,540		1,073	457	4,467	1,406	1,865

Sovereign, agencies and central banks	5,017	1,972	0		0		3,899	854	1,118

Local governments	151	136	0		0		104	89	47

Banks	1,018	1,018	695		695		164	164	160

Other	1,685	1,217	846		378		299	299	540

Spain	4,725	3,920	3,327		2,729	573	339	132	1,059

Sovereign, agencies and central banks	40	40	5		5		0	0	34

Local governments	17	17	0		0		15	15	2

Banks	2,607	2,607	2,480	[3]	2,480		45	45	82

Other	2,061	1,257	842		244		279	72	941

Austria	1,853	1,615	179		143	91	1,359	1,157	315

Sovereign, agencies and central banks	1,112	910	0		0		1,105	904	7

Local governments	20	20	0		0		10	10	10

Banks	506	506	64		64		223	223	219

Other	215	179	115		79		20	20	79

Ireland[2]	1,314	1,312	562		562	19	463	461	289

Sovereign, agencies and central banks	53	53	0		0		0	0	53

Local governments	0	0	0		0		0	0	0

Banks	581	581	430		430		28	28	123

Other	680	678	132		132		435	433	113

Belgium	712	694	184		184	35	436	418	92

Sovereign, agencies and central banks	387	369	0		0		387	369	0

Local governments	0	0	0		0		0	0	0

Banks	176	176	122		122		43	43	12

Other	149	149	63		63		6	6	81

Portugal	252	156	109		13	8	11	11	132

Sovereign, agencies and central banks	0	0	0		0		0	0	0

Local governments	3	3	0		0		0	0	3

Banks	30	30	10		10		10	10	10

Other	219	123	99		3		1	1	119

Greece	124	86	53		16	15	32	32	39

Sovereign, agencies and central banks	29	29	0		0		3	3	26

Local governments	0	0	0		0		0	0	0

Banks	20	20	15		15		3	3	2

Other	74	37	38		0		26	26	11

Other	202	202	108		108	12	52	52	42

1   Not deducted from the “Net” exposures are total allowances and provisions of CHF 25 million (of which: Austria CHF 15 million and France CHF 8 million).  2   The majority of the Ireland exposure relates to funds and foreign bank subsidiaries.     3   The majority of the banking products exposure shown to Spanish Banks relates to secured facilities that are collateralized by non-European sovereign debt securities.

Risk management and control

of the legal entity which issued the relevant reference asset. As a basic example: if a CDS protection for a notional value of 100 bought from a counterparty domiciled in country X referencing debt of an issuer domiciled in country Y has a positive replacement value of 20, we record (i) the fair value of the CDS (20) against country X (within traded products) and (ii) the hedge benefit (notional minus fair value) of the CDS (100-20 = 80) against country Y (within trading inventory). In the example of protection bought, the 80 hedge benefit would offset against any exposure arising from securities held and issued by the same entity as the reference asset, floored at zero per issuer. In the case of protection sold, this would be reflected as a risk exposure of 80 in addition to any exposure arising from securities held and issued by the same entity as the reference asset.

Country risk in relation to securities held within trading inventory is allocated based on our internal risk domicile view. In general, the country of domicile of issuer determines the country against which the exposure is shown. For example, an equity issued by a company domiciled in country X would be shown against country X, independent of the exchange on which it is registered. In some cases where the economic substance of an issuer is primarily located in a different country or in the case where we hold third-party guarantees, the same principles apply to trading inventory exposures as described above for banking products.

Risk mitigants

The risk-reducing effect of collateral, either in the form of cash or portfolios of diversified marketable securities, is taken into account when determining the “Exposure before hedges” in the table “Exposure to selected European countries”.

Within banking products and trading products, the risk-reducing effect of any credit protection is taken into account on a notional basis when determining the “Net of hedges” exposures.

Market risk

Most of our market risk originates from the Investment Bank’s trading activities. In addition, the Group Treasury function assumes foreign exchange and interest rate risk in connection with its balance sheet, profit and loss and capital management responsibilities. Market risk also arises within our Legacy Portfolio and our wealth and asset management operations also take limited market risk in support of client business.

Trading portfolios

For the purposes of our disclosure, the one-day, 95% level of confidence risk management value-at-risk (VaR), which includes all positions subject to internal management VaR limits, is used to quantify market risk exposures in our trading portfolio.

Value-at-risk

VaR is a statistical measure of market risk, representing the market risk losses that could potentially be realized over a set time horizon at an established level of confidence. This assumes no change in the firm’s trading positions over the relevant time period.

Actual realized market risk losses may differ from those implied by our VaR for a variety of reasons. For example, the five-year historical period used in creating our VaR measure may include fluctuations in market rates and prices that differ from those in the future; our VaR measure is calibrated to a 95% level of confidence and may not indicate potential losses beyond this level, and the impact on revenue of a market move may differ from that assumed by our VaR model. All VaR measures are subject to limitations and must be interpreted accordingly and used in conjunction with other risk measures.

As a complement to VaR, we run macro stress scenarios bringing together various combinations of macro-economic and market moves to reflect the most common types of potential stress events, and more targeted stress tests for concentrated exposures and vulnerable portfolios.

The tables show our risk management VaR. Average Group VaR in the first quarter was CHF 37 million compared with CHF 38 million in the fourth quarter. Our maximum VaR increased slightly from CHF 45 million to CHF 48 million in the first quarter. The main contributors to Group VaR continue to be credit spread risk and to a lesser extent interest rate risk.

Risk and treasury management

Group: value-at-risk (1-day, 95% confidence, 5 years of historical data)

	For the quarter ended 31.3.12				For the quarter ended 31.12.11
CHF million, except where indicated	Min.	Max.	Average	31.3.12	Min.	Max.	Average	31.12.11
Business divisions

Wealth Management	0	0	0	0	0	0	0	0

Wealth Management Americas	1	2	2	2	1	2	2	2

Investment Bank[1]	27	43	33	41	30	43	36	34

Global Asset Management	0	0	0	0	0	0	0	0

Retail & Corporate	0	0	0	0	0	0	0	0

Corporate Center[1]	3	16	9	9	4	10	6	4

Diversification effect	2	2	(7)	(8)	2	2	(6)	(4)

Total management VaR, Group	29	48	37	45	31	45	38	36

Diversification effect (%)			(17)	(15)			(14)	(9)

1   Periods prior to first quarter of 2012 have not been restated for the transfer of legacy positions from the Investment Bank to the Corporate Center.     2   As the minimum and maximum occur on different days for different business divisions, it is not meaningful to calculate a portfolio diversification effect.

Group: value-at-risk (1-day, 95% confidence, 5 years of historical data)

	For the quarter ended 31.3.12				For the quarter ended 31.12.11
CHF million (except where indicated)	Min.	Max.	Average	31.3.12	Min.	Max.	Average	31.12.11
Risk type

Equities	9	19	11	15	10	17	12	13

Interest rates	17	28	22	25	18	27	22	18

Credit spreads	27	39	33	34	29	40	34	29

Foreign exchange	3	13	5	7	3	12	5	5

Energy, metals and commodities	2	6	3	3	2	8	4	3

Diversification effect	1	1	(38)	(38)	1	1	(39)	(32)

Total management VaR, Group	29	48	37	45	31	45	38	36

Diversification effect (%)			(51)	(46)			(51)	(47)

1 As the minimum and maximum occur on different days for different risk types, it is not meaningful to calculate a portfolio diversification effect.

Risk management and control

Backtesting

Backtesting compares 1-day 99% level of confidence regulatory VaR calculated on positions at the close of each business day with the revenues generated by those positions on the following business day. Backtesting revenues exclude non-trading revenues, such as fees and commissions, and estimated revenues from intraday trading. A backtesting exception occurs when backtesting revenues are negative and the absolute value of those revenues is greater than the previous day’s VaR. We did not have any Group backtesting exceptions in the first quarter of 2012.

Non-trading portfolios

For the purpose of our disclosure, the market risks associated with our non-trading portfolios are quantified using sensitivity analysis.

This section includes a description of the valuation of certain significant product categories and related valuation techniques and models. In addition, sensitivity information is provided for certain significant instrument categories that are excluded from management VaR and the interest rate risk in the banking book as disclosed in the “Risk, treasury and capital management” of our Annual Reports and semi-annual Pillar 3 reports. Numbers are stated in US dollar, with the Swiss franc equivalent shown in brackets for comparative purposes.

Non-trading portfolios—valuation and sensitivity information by instrument category

Credit valuation adjustments on monoline credit protection

Included in our residual risk positions are negative basis trades, whereby we purchased credit default swap (CDS) protection from monoline insurers against UBS-held underlyings, including residential mortgage-backed securities (RMBS) collateralized debt obligations (CDO) and commercial mortgage-backed securities (CMBS) CDO, transactions with collateralized loan obligations (CLO) and asset backed securities (ABS) CDO. Since the start of the financial crisis, the credit valuation adjustments (CVA) relating to these monoline exposures have been a source of valuation uncertainty, given market illiquidity and the contractual terms of these exposures relative to other monoline-related instruments.

CVA amounts related to monoline credit protection are based on a methodology that uses CDS spreads on the monolines as a key input in determining an implied level of expected loss. Where a monoline has no observable CDS spread, a judgment is made on the most comparable monoline or combination of monolines and the corresponding spreads are used instead. For RMBS CDO, CMBS CDO and CLO asset categories, cash flow projections are used in conjunction with current fair values of the underlying assets to provide estimates of expected future exposure levels. For other asset categories, future exposure is derived from current exposure levels.

To assess the sensitivity of the monoline CVA calculation to alternative assumptions, the impact of a 10% increase in monoline credit default swap spreads (e.g. from 1,000 basis points to 1,100 basis points for a specific monoline) was considered. On 31 March 2012, such an increase would have resulted in an increase in the monoline CVA of USD 26 million (CHF 23 million; 31 December 2011: USD 33 million or CHF 31 million).

The sensitivity of the monoline CVA to a decrease of 1 percentage point in the monoline recovery rate assumptions (e.g. from 30% to 29% for a specific monoline, conditional on default occurring) is estimated to result in an increase of approximately USD 2 million on 31 March 2012 (CHF 2 million; 31 December 2011: USD 3 million or CHF 3 million) in the CVA. The sensitivity to credit spreads and recovery rates is substantially linear.

US reference-linked notes

The US reference-linked notes (RLN) consist of a series of transactions whereby we purchased credit protection, predominantly in note form, on a notional portfolio of fixed income assets. The referenced assets are comprised of USD ABS. These are primarily CMBS and subprime RMBS and/or corporate bonds and loans across all rating categories. While the assets in the portfolio are marked-to-market, the credit protection embodied in the RLN is fair valued using a market standard approach to the valuation of portfolio credit protection (Gaussian copula). This approach is intended to effectively simulate correlated defaults within the portfolio, where the expected losses and defaults of the individual assets are closely linked to the observed market prices (spread

Risk and treasury management

levels) of those assets. Key assumptions of the model include correlations and recovery rates. We apply fair value adjustments related to potential uncertainty in each of these parameters, which are only partly observable. In addition, we apply fair value adjustments for uncertainties associated with the use of observed spread levels as the primary inputs. These fair value adjustments are calculated by applying shocks to the relevant parameters and revaluing the credit protection. These shocks for correlation, recovery and spreads are set to various levels depending on the asset type and/or region and may vary over time depending on the best judgment of the relevant trading and control personnel. Correlation and recovery shocks are generally in the reasonably possible range of 5 to 15 percentage points. Spread shocks vary more widely and depend on whether the underlying protection is funded or unfunded to reflect cash or synthetic basis effects.

On 31 March 2012, the fair value of the US RLN credit protection was approximately USD 256 million (CHF 231 million; 31 December 2011: USD 319 million or CHF 299 million). The reduction of the fair value was mainly due to writedowns. This fair value includes fair value adjustments calculated by applying the shocks described above of approximately USD 19 million (CHF 17 million; 31 December 2011: USD 22 million or CHF 21 million). The fair value adjustments may also be considered a measurement of sensitivity.

Non-US reference-linked notes

The same valuation model and the same approach to calculation of fair value adjustments are applied to the non-US RLN credit protection and the US RLN credit protection as described above, except that the spread is shocked by 10% for European corporate names.

On 31 March 2012, the fair value of the non-US RLN credit protection was approximately USD 440 million (CHF 397 million; 31 December 2011: USD 468 million or CHF 439 million). This fair value included fair value adjustments calculated by applying the shocks described above of approximately USD 36 million (CHF 32 million; 31 December 2011: USD 46 million or CHF 43 million). This adjustment may also be considered a measurement of sensitivity.

Option to acquire the equity of the SNB StabFund

Our option to purchase the SNB StabFund’s equity is recognized on the balance sheet as a derivative at fair value (positive replacement values) with changes to fair value recognized in profit or loss. On 31 March 2012, the fair value (after adjustments) of the call option held by UBS was approximately USD 1,876 million (CHF 1,693 million; 31 December 2011: USD 1,736 million or CHF 1,629 million). The increase in the value of the option is largely due to higher market valuation of the fund’s assets.

The model incorporates cash flow projections for all assets within the fund across various scenarios. It is calibrated to market levels by setting the spread above one-month LIBOR rates used to discount future cash flows, such that the model-generated price of the underlying asset pool equals our assessed fair value of the asset pool. The model incorporates a model reserve (fair value adjustment) to address potential uncertainty in this calibration. On 31 March 2012, this adjustment was USD 143 million (CHF 129 million) compared with USD 131 million (CHF 123 million) on 31 December 2011.

On 31 March 2012, a 100-basis-point increase in the discount rate would have decreased the option value by approximately USD 150 million (CHF 135 million; 31 December 2011: USD 139 million or CHF 130 million), and a 100-basis-point decrease would have increased the option value by approximately USD 166 million (CHF 150 million; 31 December 2011: USD 155 million or CHF 145 million).

Operational risk

The accelerated implementation of the enhanced Operational Risk Framework mentioned within the Annual Report 2011 remains a key focus for 2012.

è	Refer to the “Risk, treasury and capital management” section of our Annual Report 2011 for information on our operational risk framework
è	Refer to the “Capital management” section of this report for quantification of operational risk based risk-weighted assets

Balance sheet

Balance sheet

On 31 March 2012, our balance sheet stood at CHF 1,366 billion, down by CHF 53 billion from 31 December 2011, mainly due to market-driven and exposure decreases in positive replacement values. Our funded assets, which exclude positive replacement values, increased by CHF 15 billion, as higher balances at central banks and trading portfolio assets were only partially offset by lower collateral trading assets. Currency movements in the first quarter reduced our funded assets by CHF 25 billion.

Assets

Product category view

Replacement values decreased by similar amounts on both sides of the balance sheet, with positive replacement values down 14%, or CHF 69 billion, and negative replacement values down 15%, or CHF 69 billion. The decrease occurred mainly in interest rate contracts, credit derivative contracts and foreign exchange contracts. Collateral trading assets dropped by CHF 40 billion as we shifted certain reverse repurchase agreement positions (included in collateral trading) into deposits placed at central banks, and to a lesser extent, into high-quality financial investments available-for-sale.

Lending assets increased by CHF 47 billion to CHF 388 billion, reflecting the abovementioned shift from collateral trading assets and the subsequent increase in deposits placed at central banks. Trading portfolio assets increased by CHF 6 billion to CHF 188 billion, primarily in equity instruments, due to market valuations and higher business activities. Other assets increased by CHF 2 billion, mainly related to higher financial investments available-for-sale following the shift from collateral trading and higher prime brokerage balances, partially offset by lower current accounts arising from cash collateral receivables on derivative instruments.

Divisional view

In the first quarter of 2012, the methodology used to allocate certain financial assets managed by Group Treasury was changed. This change resulted in a reduction in assets allocated to the Investment Bank (CHF 75 billion), Wealth Management (CHF 6 billion), Retail & Corporate (CHF 2 billion), Wealth Management Americas (CHF 2 billion) and Global Asset Management (CHF 1 billion) and led to a corresponding increase in assets in the Corporate Center (CHF 87 billion) as of 31 March 2012.

The Investment Bank’s balance sheet assets declined by CHF 121 billion, mostly related to the abovementioned allocation change and reduced positive replacement values of CHF 64 billion, partly offset by increases in collateral trading assets, trading assets and lending activities. The balance sheet assets of the other business divisions remained relatively stable, net of the allocation method change.

Risk and treasury management

Liabilities

The increase in funded assets was mainly financed by secured funding sources, as repurchase agreements rose by CHF 16 billion to CHF 126 billion. In unsecured borrowing, debt issued declined by CHF 7 billion to CHF 133 billion, largely due to a reduction in short-term commercial paper issuances, partially offset by the issuance of public benchmark bonds. In the first quarter, we executed five transactions in the public bond markets amounting to equivalent CHF 8.6 billion of long-term funding, including EUR 1.5 billion 5-year covered bonds, USD 1.5 billion 3-year covered bonds, USD 2 billion 5-year covered bonds, EUR 1.5 billion 4-year senior unsecured bonds and USD 2 billion lower tier 2 loss-absorbing notes. Our customer deposits increased by CHF 1 billion to CHF 343 billion, but rose by CHF 6 billion on a currency-adjusted basis, mainly due to growth in current accounts as well as personal and savings accounts in our Retail & Corporate and Wealth Management businesses. Our trading liability positions increased by CHF 13 billion to CHF 53 billion, reflecting higher debt instrument short positions. The decline in other liabilities of CHF 7 billion was primarily related to lower variation margins received for collateralized over-the-counter derivative transactions.

è	Refer to the “Liquidity and funding” section of this report for more information

Equity

Equity attributable to UBS shareholders remained largely stable at CHF 53.2 billion, as the quarterly net profit of CHF 0.8 billion was offset by negative net effects of CHF 0.9 billion recognized in other comprehensive income that comprised foreign currency translation effects of CHF 0.7 billion and losses of CHF 0.2 billion on cash flow hedges.

è

Refer to the “Statement of changes in equity” in the “Financial information” section, and to “Comprehensive income attributable to UBS shareholders: 1Q12 vs 4Q11” in the “Group results” section of this report for more information

Intra-quarter balances

Balance sheet positions disclosed in this section represent quarter-end positions. Intra-quarter balance sheet positions may be different.

è	Refer to the table “FINMA leverage ratio” in the “Capital management” section of this report for our average month-end balance sheet size for the quarter

Liquidity and funding

Liquidity and funding

We continued to maintain a sound liquidity position and a diversified portfolio of funding sources. The increase in our funded assets was mostly financed by secured funding sources. Generally supportive market conditions led to an increase in the volume of new long-term debt issued by major financial institutions including UBS, while the related credit spreads tightened throughout the quarter.

Market overview: the first quarter of 2012

The year commenced with an improvement of market confidence after the European Central Bank conducted its second long-term refinancing operation (3 years maturity and an uptake of EUR 529.5 billion by 800 banks), Greece received a EUR 130 billion bailout package to finance the country until the end of 2014 and the US Federal Reserve affirmed its commitment to maintain low interest rates for the foreseeable future. By quarter-end, however, credit markets became more cautious as doubts and concern resurfaced regarding the US economic recovery and European markets.

Improved market confidence and increased investor risk appetite during the quarter resulted in higher funding activities. Public senior unsecured and covered bond issuance by financial institutions, including UBS, increased following weak activity in the fourth quarter of 2011. Additionally, there were further issuances in subordinated notes and capital instruments in the first quarter. Senior unsecured bond spreads for financial institutions generally tightened during the first quarter, whereas credit default swaps (CDS) fluctuated and ended the quarter only marginally tighter than levels at the beginning of the year.

On 15 February 2012, Moody’s placed UBS’s short-term ratings under review for a possible downgrade and extended its review of UBS’s long-term ratings as part of an announcement of ratings reviews affecting 114 financial institutions in Europe. Moody’s is expected to announce its review decisions and rating changes for banks with global capital markets operations during the second quarter of 2012.

Liquidity

We continuously monitor our liquidity position and asset/liability profile. This involves modeling cash flow maturity profiles under both contractual and behavioral expectations and projecting our liquidity exposures under various stress scenarios. The results are then factored into our overall contingency plans. The underlying assumptions used for our analysis include high investor risk aversion, dislocation of the money markets and a substantial reduction of market liquidity for all but a few select asset classes. The severity of the assumptions underlying our current stress scenario analysis generally reflects - and in some cases exceeds-our experience during the 2007-2009 financial crisis.

We continue to maintain a substantial multi-currency portfolio of unencumbered, high-quality, short-term assets, and seek to preserve a prudent liquidity and funding profile, a balanced asset/liability profile and robust contingency planning processes at all times. At the end of the quarter, our available liquidity, which includes a high-quality, multi-currency portfolio of unencumbered assets, excess cash at major central banks and unutilized collateralized borrowing capacity, was 23% of our funded balance sheet assets.

Funding

Our liability portfolio is broadly diversified by market, product and currency. Our wealth management and retail & corporate businesses represent a significant, cost-efficient and reliable source of funding. In addition, we have numerous short-, medium- and long-term funding programs that issue senior unsecured and structured notes. These programs allow institutional and private investors in Europe, the US and Asia Pacific to customize their investments in UBS. We also generate long-term funding by pledging a portion of our portfolio of Swiss residential mortgages as collateral for the Swiss Pfandbriefe and our own covered bond program. A short-term secured funding program sources funding globally, generally for the highest quality assets. Collectively, these broad product offerings, and the global scope of our business activities, underpin our funding stability.

The composition of our funding sources shifted from unsecured to secured funding during the quarter, as the percentage funding contribution of repurchase agreements and securities

Risk and treasury management

lending increased from 13.5% to 15.4% (as shown in the “UBS: funding by product and currency” table). The increase in secured funding mainly related to higher business activities in our Investment Bank. Our short-term interbank deposits were virtually unchanged, and outstanding money market paper issuances decreased as a percent of total funding sources from 8.7% to 7.2%. Our overall customer deposits increased slightly by CHF 1 billion to CHF 343 billion, remaining stable at 42% of our total funding sources. This increase was CHF 6 billion, adjusted for the impact of foreign exchange currency movements. Deposits from our wealth management and retail & corporate businesses contributed 96%, or CHF 328 billion, of the total customer deposits (shown in the “UBS asset funding” graph).

Our outstanding long-term debt, including financial liabilities at fair value, increased by CHF 5 billion during the quarter to CHF 163 billion (long-term debt represents 20% of our funding sources as shown in the “UBS: funding by product and currency” table). During the quarter, we issued three covered bonds (EUR 1.5 billion 5-year, USD 1.5 billion 3-year – our first USD covered bond – and USD 2 billion 5-year) as well as EUR 1.5 billion 4-year senior unsecured public bonds. Additionally, we raised term funds through medium-term note issuances and private placements, while CHF 1.8 billion of unsecured public bonds matured and we redeemed CHF 0.3 billion of Swiss Pfandbriefe. We also issued our first loss-absorbing notes, which conform with the new Basel III and Swiss capital requirements for systemically relevant banks (USD 2 billion tier 2 10-year non-call 5-year subordinated notes).

As of 31 March 2012, our coverage ratio of customer deposits to our outstanding loan balance stood at 129%, compared with 128% as of 31 December 2011.

In terms of secured financing (i.e. repurchase agreements and securities lent against cash collateral received) at the close of the first quarter, we borrowed CHF 106 billion less cash on a collateralized basis than we lent, a decrease of CHF 56 billion when compared with the year-end balance of CHF 162 billion. This was mainly due to a reduction in the volume of reverse repurchase agreements and an increase in deposits at central banks.

Liquidity and funding

UBS: funding by product and currency

	All currencies		CHF		EUR		USD		Others
In %[1]	31.3.12	31.12.11	31.3.12	31.12.11	31.3.12	31.12.11	31.3.12	31.12.11	31.3.12	31.12.11

Securities lending	1.0	1.0	0.0	0.0	0.2	0.2	0.6	0.6	0.1	0.2

Repurchase agreements	14.4	12.5	0.0	0.0	2.0	1.7	11.5	10.0	1.0	0.9

Interbank	3.9	3.7	0.7	0.7	0.5	0.5	0.9	0.9	1.7	1.7

Money market paper	7.2	8.7	0.3	0.2	1.5	1.4	4.5	6.0	0.9	1.0

Retail savings/deposits	14.1	14.0	10.0	9.7	0.7	0.7	3.4	3.5	0.0	0.0

Demand deposits	16.9	16.7	6.2	6.2	3.0	2.9	5.1	5.0	2.6	2.6

Fiduciary	3.4	3.5	0.1	0.1	0.9	1.0	1.9	1.9	0.4	0.5

Time deposits	7.4	7.8	0.3	0.3	1.1	1.4	3.5	3.5	2.6	2.7

Long-term debt	19.9	19.4	2.5	2.4	7.4	7.1	7.3	7.1	2.7	2.7

Cash collateral payables on derivative instruments	7.6	8.2	0.2	0.3	3.4	3.7	3.1	3.4	0.9	0.9

Prime brokerage payables	4.3	4.5	0.1	0.1	0.5	0.5	2.9	3.0	0.8	0.9

Total	100.0	100.0	20.2	20.1	21.4	21.1	44.7	44.8	13.7	14.0

1 As a percent of total defined funding sources of CHF 821 billion and CHF 817 billion respectively as of 31 March 2012 and 31 December 2011, comprising repurchase agreements, securities lending against cash collateral received, due to banks, money market paper issued, due to customers, long-term debt (including financial liabilities at fair value) and cash collateral on derivative transactions and prime brokerage payables.

Liquidity regulation

As of 31 March 2012, UBS was compliant with FINMA’s liquidity requirements. Currently, banks employ a wide range of interpre-

tations to calculate the liquidity coverage ratio (LCR) and net stable funding ratio (NSFR). We expect to comply early with the final FINMA and Basel III LCR and NSFR requirements.

Risk and treasury management

Capital management

Our Basel 2.5 tier 1 capital increased by CHF 1.2 billion during the quarter and we reduced Basel 2.5 risk-weighted assets by CHF 30 billion to CHF 211 billion which led to an improvement of 280 basis points in our Basel 2.5 tier 1 capital ratio to 18.7% from 15.9% on 31 December 2011. Additionally, we issued USD 2 billion of Basel III-compliant loss-absorbing notes.

In line with the Bank for International Settlement (BIS) transition requirement, from 31 December 2011 our capital disclosures fall under the revised Basel II market risk framework, commonly referred to as Basel 2.5. These revisions primarily introduce new capital requirements to incorporate the effects of stressed markets. They have lowered our BIS tier 1 and total capital and led to higher BIS risk-weighted assets (RWA) compared with the previous Basel II framework.

Basel 2.5 capital ratios

On 31 March 2012, our tier 1 capital ratio was 18.7% (compared with 15.9% on 31 December 2011), and our core tier 1 capital ratio was 16.7% (up from 14.1% on 31 December 2011). Our tier 1 capital rose by CHF 1.2 billion to CHF 39.6 billion, while RWA decreased by CHF 29.9 billion to CHF 211.1 billion. Our total capital ratio was 21.1% on 31 March 2012, up from 17.2% on 31 December 2011.

Basel 2.5 risk-weighted assets

We publish RWA according to the Basel 2.5 market risk framework. However, our RWA for supervisory purposes are based on Swiss Financial Market Supervisory Authority (FINMA) regulations, and are higher than under the Basel 2.5 guidelines. The differences relate to the FINMA surcharge on credit risk RWA for exposures treated under the standardized approach, a surcharge for non-counterparty-related assets and additional requirements for market risk.

Basel 2.5 RWA were CHF 29.9 billion lower at CHF 211.1 billion in the first quarter compared with the fourth quarter due to decreases in market risk RWA of CHF 14.9 billion, credit risk RWA of CHF 10.2 billion and operational risk RWA of CHF 4.9 billion. Non-counterparty-related risk RWA remained relatively fiat.

The market risk RWA decrease was composed of the following:

-	a reduction in incremental risk charge (CHF 9.5 billion of RWA), on reduced exposures and a model update for sovereign debt; and
-	a reduction in VaR and stressed VaR related to reduced risk positions (CHF 5.3 billion).

The decrease in credit risk RWA was mainly related to lower drawn and derivatives exposures and model enhancements,

whereas the operational risk RWA decline was due to model changes.

Basel 2.5 eligible capital

Basel 2.5 tier 1 capital

The CHF 1.2 billion increase in tier 1 capital reflects the CHF 0.8 billion first quarter net profit recognized under IFRS, and the reversal for capital purposes of own credit related losses of CHF 1.2 billion. This increase was partly offset by foreign currency fluctuations and an accrual for dividends.

Basel 2.5 tier 2 capital

Our BIS tier 2 capital increased by a net CHF 1.7 billion to CHF 4.9 billion. This increase was mainly due to the issuance of USD 2 billion of tier 2 notes on 22 February 2012, which qualify as a loss-absorbing instrument compliant under Basel III capital rules and count as progressive buffer capital in compliance with the Swiss “too-big-to-fail” law under draft Swiss regulation for systemically important banks.

è	Refer to the “Capital management” section and “Note 32 Events after the reporting period” in the “Financial information” section of our Annual Report 2011 for more information

Capital management

Basel 2.5 capital information

CHF million, except where indicated	31.3.12	31.12.11

BIS core tier 1 capital	35,285	34,014

BIS tier 1 capital	39,570	38,370

BIS total capital	44,505	41,564

BIS core tier 1 capital ratio(%)	16.7	14.1

BIS tier 1 capital ratio(%)	18.7	15.9

BIS total capital ratio(%)	21.1	17.2

BIS risk-weighted assets	211,092	240,962

of which: credit risk[1]	116,654	126,804

of which: non-counterparty related risk	6,051	6,050

of which: market risk	34,387	49,241

of which: operational risk	53,999	58,867

1   Includes securitization exposures and equity exposures not part of the trading book and capital requirements for settlement risk (failed trades).

FINMA leverage ratio

FINMA requires a minimum leverage ratio of 3% at Group level, with the expectation that the ratio will exceed this level during normal times. These targets are to be achieved by 1 January 2013 at the latest. At the end of the first quarter of 2012, our leverage ratio increased to 5.6%, compared with 5.4% for the fourth quarter of 2011.

Equity attribution

Our equity attribution framework aims to guide each business towards activities that appropriately balance profit potential, risk and capital usage. The design of the framework, which includes some forward-looking elements, enables us to calculate and assess return on attributed equity in each of our business divisions, and integrates Group-wide capital management activities with those at business division level.

è	Refer to the “Capital management” section of our Annual Report 2011 for further information

The equity attribution methodology has been refined in line with the approach outlined at our 2011 Investor Day. Our stated strategy is to manage the business on a Basel III basis. Therefore, Basel III RWA have been used as the main driver of equity attribution, beginning with the first quarter of 2012. A 10% Basel III common equity tier 1 ratio is used as the RWA driver for equity attribution for each of the business divisions. However, the Group has set a 13% common equity tier 1 target, and excess capital above the divisional common equity tier 1 target of 10% will be carried in the Corporate Center.

The total amount of equity attributed to our business divisions and the Corporate Center, decreased by CHF 1 billion from fourth quarter 2011 levels.

Attributed equity for the Investment Bank was reduced to CHF 26 billion, a decrease of CHF 1.5 billion from the fourth quarter. The reduction in the Investment Bank was mainly due to lower average first quarter 2012 Basel III RWA.

Attributed equity for Wealth Management and Wealth Management Americas was reduced to CHF 4 billion and CHF 7 billion, respectively, a decrease of CHF 1 billion each. This reduction is broadly related to the refinement in methodology by which we show the excess equity in the Corporate Center.

Attributed equity for the Corporate Center increased by CHF 2.5 billion to CHF 11 billion. This was primarily due to the above-mentioned excess equity that is allocated to the Corporate Center.

The “Average attributed equity” table indicates that the average equity attributed to our business divisions and the Corporate Center totaled CHF 55.5 billion in the first quarter. Equity attributable to UBS shareholders averaged CHF 53.3 billion during the quarter, which resulted in a difference of CHF 2.2 billion.

UBS shares

We hold our own shares primarily to hedge employee share and option participation plans. A smaller number are held by the Investment Bank in its capacity as a market-maker in UBS shares and related derivatives. Total UBS shares issued increased by 897,524 shares in the first quarter due to the exercise of employee options.

Treasury shares held by the bank decreased by 27,926,816 shares in the first quarter, mainly due to share deliveries for compensation plans.

Risk and treasury management

Reconciliation IFRS equity to Basel 2.5 capital

CHF million	31.3.12	31.12.11

IFRS Equity attributable to UBS Shareholders	53,226	53,447

Treasury shares at cost/Equity classified as obligation to purchase own shares	789	1,198

Own credit, net of tax[1]	(689)	(1,842)

Unrealized gains from Financial investments available-for-sale[1]	(233)	(228)

Unrealized (gains)/losses from Cash flow hedges[1]	(2,391)	(2,600)

Other[2]	(1,241)	(798)

BIS core tier 1 capital prior to deductions	49,461	49,177

of which: paid-in share capital	383	383

of which: share premium, retained earnings, currency translation differences and other elements	49,078	48,794

Less: treasury shares/deduction for own shares[3]	(1,707)	(2,131)

Less: goodwill & intangible assets	(9,345)	(9,695)

Less: securitization exposures[4]	(2,445)	(2,627)

Less: other deduction items[5]	(680)	(711)

BIS core tier 1 capital	35,285	34,014

Hybrid tier 1 capital	4,286	4,356

of which: non-innovative capital instruments	1,469	1,490

of which: innovative capital instruments	2,817	2,866

BIS tier 1 capital	39,570	38,370

Upper tier 2 capital	224	388

Lower tier 2 capital	7,836	6,145

Less: securitization exposures[4]	(2,445)	(2,627)

Less: other deduction items[5]	(680)	(711)

BIS total capital	44,505	41,564

1   IFRS equity components which are not recognized for capital purpose, adjusted for changes in foreign exchange.     2   Consists of: i) qualifying non-controlling interests; ii) the netted impact of the change in scope of consolidation; iii) other adjustments due to reclassifications and revaluations of participations, prudential valuation and anticipated dividend payment.     3   Consists of: i) net long position in own shares held for trading purposes; ii) own shares bought for unvested or upcoming share awards iii) and accruals built for upcoming share awards.     4   Includes a 50% deduction of the fair value of our option to acquire the SNB StabFund’s equity (CHF 1,693 million on 31 March 2012 and CHF 1,629 million on 31 December 2011).     5   Positions to be deducted as 50% from tier 1 and 50% from total capital mainly consist of: i) net long position of non-consolidated participations in the finance sector; ii) expected loss on advanced internal ratings-based portfolio less general provisions (if difference is positive); iii) expected loss for equities (simple risk weight method).

FINMA leverage ratio
CHF billion, except where indicated	Average 1Q12	Average 4Q11

Total balance sheet assets (IFRS)[1]	1,393.8	1,392.9

Less: netting of replacement values[2]	(421.6)	(436.6)

Less: loans to Swiss clients (excluding banks)[3]	(163.4)	(163.6)

Less: cash and balances with central banks	(88.5)	(65.8)

Less: other[4]	(12.5)	(12.8)

Total adjusted assets	707.8	714.2

FINMA tier 1 capital (at quarter end)	39.6	38.4

FINMA leverage ratio (%)	5.6	5.4

1   Total assets are calculated as the average of the month-end values for the three months in the calculation period.     2   Includes the impact of netting agreements (including cash collateral) in accordance with Swiss Federal Banking law, based on the IFRS scope of consolidation.     3   Includes mortgage loans to international clients for properties located in Switzerland.    4  Refer to the “Reconciliation IFRS equity to Basel 2.5 capital.

Capital management

Average attributed equity

CHF billion	1Q12	4Q11

Wealth Management	4.0	5.0

Wealth Management Americas	7.0	8.0

Investment Bank	26.0	27.5

Global Asset Management	2.5	2.5

Retail & Corporate	5.0	5.0

Corporate Center[1]	11.0	8.5

Average equity attributed to the business divisions and Corporate Center	55.5	56.5

Difference	(2.2)	(3.9)

Average equity attributable to UBS shareholders	53.3	52.6

1   The Corporate Center includes equity attributed to the legacy positions transferred from the Investment Bank of CHF 5 billion for the first quarter of 2012 and CHF 4.5 billion for the fourth quarter of 2011. In addition, the Corporate Center also carries equity not attributed to the business divisions, reflecting excess equity that we have targeted above a 10% Basel III common equity tier 1 ratio.

UBS shares
	31.3.12	31.12.11	change from 31.12.11

Shares outstanding

Ordinary shares issued	3,833,019,423	3,832,121,899	897,524

of which: employee share and share option plans			897,524

Treasury shares	57,028,735	84,955,551	(27,926,816)

Shares outstanding	3,775,990,688	3,747,166,348	28,824,340

Shareholders equity (CHF million)

Equity attributable to UBS shareholders	53,226	53,447	(221)

Less: goodwill and intangible assets	9,345	9,695	(350)

Tangible shareholders equity	43,881	43,752	129

Book value per share (CHF)

Total book value per share	14.10	14.26	(0.16)

Tangible book value per share	11.62	11.68	(0.06)

    Financial

    information

                  Unaudited

69	Update on internal control over financial reporting

	Interim consolidated financial statements (unaudited)

70	Income statement
71	Statement of comprehensive income
72	Balance sheet
74	Statement of changes in equity
76	Statement of cash flows

	Notes to the interim consolidated financial statements

77	1	Basis of accounting
78	2	Segment reporting
80	3	Net interest and trading income
81	4	Net fee and commission income
81	5	Other income
82	6	Personnel expenses
82	7	General and administrative expenses
83	8	Earnings per share (EPS) and shares outstanding
83	9	Income taxes
84	10	Trading portfolio
84	11	Financial investments available-for-sale
85	12	Fair value of financial instruments
88	13	Reclassification of financial assets
89	14	Derivative instruments
90	15	Other assets and liabilities
90	16	Provisions and contingent liabilities
98	17	Financial instruments not recognized on balance sheet
98	18	Currency translation rates

	Supplemental information (unaudited) for UBS AG (Parent Bank) and UBS Limited

	UBS AG (Parent Bank) financial information

100	Income statement
101	Balance sheet
102	Basis of accounting
102	Reconciliation of equity to BIS/FINMA capital
103	BIS capital information
103	FINMA capital information

	UBS Limited financial information

104	Income statement
105	Balance sheet
105	Capital information

Financial information

Update on internal control over financial reporting

Evaluation following discovery of unauthorized trading

Following the discovery in September 2011 of unauthorized and fictitious trading in our Global Synthetic Equity business unit in London, management determined and reported that there was a material weakness in UBS’s internal control over financial reporting as certain controls designed to prevent or detect the use of unauthorized and fictitious transactions on a timely basis were not operating effectively, and had not been operating effectively as of 31 December 2010. Specifically (i) the control requiring bilateral confirmation with counterparties of trades within our Investment Bank’s equities business with settlement dates of greater than 15 days after trade date was not operating, and when such trades were cancelled, rebooked or amended, the related monitoring control to ensure the validity of these changes ceased to operate effectively, and (ii) the controls in the inter-desk reconciliation process within the Investment Bank’s equities and fixed income, currencies and commodities businesses to ensure that internal transactions are valid and accurately recorded in our books and records, including controls over cancellations and amendments of internal trades that require supervisor review, intervention and resolution, did not operate effectively. In UBS’s Annual Report for 2011, management concluded that, while significant progress had been made, given the relatively brief period since the unauthorized trading incident was discovered, a longer period of operational testing and further refinement would be necessary before it could conclude that the confirmation and reconciliation controls referred to above were operating effectively. Based on this assess-

ment, management assessed UBS’s internal control over financial reporting as ineffective as of 31 December 2011.

Remediation of identified control deficiencies

As soon as we identified the control deficiencies referred to above, we initiated work to remediate them. The confirmation control and the monitoring control over the validity of changes to trades have been reactivated and refined, and we have extensively modified our front-to-back control process with a view to ensuring, among other things, that the transactions identified by the interdesk reconciliation process referred to above are effectively reviewed, investigated and resolved on a timely basis. We have also developed new monitoring reports and processes as part of a broader program we have initiated to strengthen the effectiveness of supervisory oversight. The confirmation control and the monitoring control over the validity of changes to trades were placed into operation in the fourth quarter of 2011, and their operational effectiveness has been tested in the intervening period.

In view of the results of further refinement and testing through the date of this report, management has determined that the confirmation and reconciliation controls referred to above are operating effectively, and accordingly that the material weakness previously identified in UBS’s internal control over financial reporting has been remediated. Management’s required annual assessment for 2012 will be made only after the end of the year. In addition, our auditor, Ernst & Young Ltd, will audit our internal controls over financial reporting as of 31 December 2012.

Interim consolidated financial statements (unaudited)

Interim consolidated financial statements

(unaudited)

Income statement

		For the quarter ended			% change from
CHF million, except per share data	Note	31.3.12	31.12.11	31.3.11	4Q11	1Q11
Interest income	3	4,130	4,139	4,578	0	(10)

Interest expense	3	(2,539)	(2,395)	(2,796)	6	(9)

Net interest income	3	1,591	1,745	1,781	(9)	(11)

Credit loss (expense)/recovery		37	(14)	3

Net interest income after credit loss expense		1,628	1,731	1,784	(6)	(9)

Net fee and commission income	4	3,843	3,560	4,240	8	(9)

Net trading income	3	961	443	2,203	117	(56)

Other income	5	93	128	117	(27)	(21)

Total operating income		6,525	5,862	8,344	11	(22)

Personnel expenses	6	3,643	3,501	4,407	4	(17)

General and administrative expenses	7	1,398	1,652	1,488	(15)	(6)

Depreciation of property and equipment		158	198	191	(20)	(17)

Amortization of intangible assets		23	29	24	(21)	(4)

Total operating expenses		5,221	5,381	6,110	(3)	(15)

Operating profit before tax		1,304	481	2,235	171	(42)

Tax expense/(benefit)	9	476	160	426	198	12

Net profit		828	321	1,809	158	(54)

Net profit attributable to non-controlling interests		1	2	2	(50)	(50)

Net profit attributable to UBS shareholders		827	319	1,807	159	(54)

Earnings per share (CHF)

Basic earnings per share	8	0.22	0.09	0.48	144	(54)

Diluted earnings per share	8	0.22	0.08	0.47	175	(53)

Financial information

Statement of comprehensive income

	For the quarter ended
CHF million	31.3.12			31.12.11	31.3.11
	Total	UBS share- holders	Non-controlling interests	Total	Total

Net profit	828	827	1	321	1,809

Other comprehensive income

Foreign currency translation

Foreign currency translation movements, before tax	(873)	(797)	(76)	784	(76)

Foreign exchange amounts reclassified to the income statement from equity	7	7		(3)	(2)

Income tax relating to foreign currency translation movements	68	68		(105)	0

Subtotal foreign currency translation movements, net of tax[1]	(798)	(722)	(76)	676	(78)

Financial investments available-for-sale

Net unrealized gains/(losses) on financial investments available-for-sale, before tax	35	35		17	(118)

Impairment charges reclassified to the income statement from equity	29	29		3	4

Realized gains reclassified to the income statement from equity	(60)	(60)		(62)	(44)

Realized losses reclassified to the income statement from equity	6	6		2	18

Income tax relating to net unrealized gains/(losses) on financial investments available-for-sale	(2)	(2)		(3)	20

Subtotal net unrealized gains/(losses) on financial investments available-for-sale, net of tax[1]	8	8		(43)	(121)

Cash flow hedges

Effective portion of changes in fair value of derivative instruments designated as cash flow hedges, before tax	(5)	(5)		670	(510)

Net (gains)/losses reclassified to the income statement from equity	(256)	(256)		(307)	(297)

Income tax effects relating to cash flow hedges	53	53		(78)	168

Subtotal changes in fair value of derivative instruments designated as cash flow hedges[1]	(209)	(209)		285	(639)

Total other comprehensive income	(998)	(922)	(76)	918	(837)

Total comprehensive income	(170)	(95)	(75)	1,239	971

Total comprehensive income attributable to non-controlling interests	(75)			(15)	106

Total comprehensive income attributable to UBS shareholders	(95)			1,254	865

1 Other comprehensive income attributable to UBS shareholders related to foreign currency translations was positive CHF 693 million in the fourth quarter of 2011 and negative CHF 182 million in the first quarter of 2011. Other comprehensive income related to financial investments available-for-sale and cash flow hedges was attributable to UBS shareholders for all periods presented.

Interim consolidated financial statements (unaudited)

Balance sheet

				% change from
CHF million	Note	31.3.12	31.12.11	31.12.11

Assets

Cash and balances with central banks		82,865	40,638	104

Due from banks		30,484	23,218	31

Cash collateral on securities borrowed		49,724	58,763	(15)

Reverse repurchase agreements		182,397	213,501	(15)

Trading portfolio assets	10	187,978	181,525	4

of which: assets pledged as collateral		50,562	39,936	27

Positive replacement values	14	417,870	486,584	(14)

Cash collateral receivables on derivative instruments		35,256	41,322	(15)

Financial assets designated at fair value		8,830	10,336	(15)

Loans		265,922	266,604	0

Financial investments available-for-sale	11	59,795	53,174	12

Accrued income and prepaid expenses		6,334	6,327	0

Investments in associates		785	795	(1)

Property and equipment		5,751	5,688	1

Goodwill and intangible assets		9,345	9,695	(4)

Deferred tax assets		8,028	8,526	(6)

Other assets	15	14,473	12,465	16

Total assets		1,365,837	1,419,162	(4)

Liabilities

Due to banks		31,647	30,201	5

Cash collateral on securities lent		7,954	8,136	(2)

Repurchase agreements		118,228	102,429	15

Trading portfolio liabilities	10	52,607	39,480	33

Negative replacement values	14	404,247	473,400	(15)

Cash collateral payables on derivative instruments		62,747	67,114	(7)

Financial liabilities designated at fair value		88,907	88,982	0

Due to customers		342,980	342,409	0

Accrued expenses and deferred income		5,648	6,850	(18)

Debt issued		133,291	140,617	(5)

Other liabilities	15, 16	60,023	61,692	(3)

Total liabilities		1,308,280	1,361,309	(4)

Equity

Share capital		383	383	0

Share premium		34,079	34,614	(2)

Treasury shares		(750)	(1,160)	(35)

Equity classified as obligation to purchase own shares		(39)	(39)	0

Retained earnings		24,430	23,603	4

Cumulative net income recognized directly in equity, net of tax		(4,878)	(3,955)	23

Equity attributable to UBS shareholders		53,226	53,447	0

Equity attributable to non-controlling interests		4,331	4,406	(2)

Total equity		57,557	57,852	(1)

Total liabilities and equity		1,365,837	1,419,162	(4)

Financial information

Interim consolidated financial statements (unaudited)

Statement of changes in equity

CHF million	Share capital	Share premium	Treasury shares	Equity classified as obligation to purchase own shares
Balance at 31 December 2010	383	34,393	(654)	(54)
Issuance of share capital
Acquisition of treasury shares			(1,466)
Disposition of treasury shares			1,625
Treasury share gains / (losses) and net premium / (discount) on own equity derivative activity[1]		71
Premium on shares issued and warrants exercised		8
Employee share and share option plans		(1,150)
Tax (expense) / benefit recognized in share premium[1]		(87)
Dividends[2]
Equity classified as obligation to purchase own shares – movements			13
Preferred securities
New consolidations and other increases		(4)
Deconsolidations and other decreases
Total comprehensive income for the period recognized in equity

Balance at 31 March 2011	383	33,231	(495)	(41)

Balance at 31 December 2011	383	34,614	(1,160)	(39)
Issuance of share capital
Acquisition of treasury shares			(679)
Disposition of treasury shares			1,089
Treasury share gains / (losses) and net premium / (discount) on own equity derivative activity[1]		14
Premium on shares issued and warrants exercised		(1)
Employee share and share option plans		(563)
Tax (expense) / benefit recognized in share premium[1]		15
Dividends[2]
Equity classified as obligation to purchase own shares – movements
Preferred securities
New consolidations and other increases
Deconsolidations and other decreases
Total comprehensive income for the period recognized in equity

Balance at 31 March 2012	383	34,079	(750)	(39)

1  Presentational changes have been made in first quarter 2012. The line Treasury share gains / (losses) and net premium / (discount) on own equity derivative activity is now shown gross of tax. Previously, this line was shown net of tax. All income tax related to share premium is reported on the line Tax (expense) / benefit recognized in share premium.    2  Includes dividend payment obligations for preferred securities.

Equity attributable to non-controlling interests

	For the quarter ended
CHF million	31.3.12	31.3.11
Preferred securities[1]
Balance at the beginning of the period	4,359	4,907
Foreign currency translation	(75)	103

Balance at the end of the period	4,284	5,010

Other non-controlling interests at the end of the period	47	137

Total equity attributable to non-controlling interests	4,331	5,147

1   Increases and offsetting decreases due to dividends are excluded from this table.

Financial information

Retained earnings	Foreign currency translation	Financial investments available-for-sale	Cash flow hedges	Total equity attributable to UBS shareholders	Non- controlling interests	Total equity
19,444	(7,513)	(243)	1,063	46,820	5,043	51,863

				(1,466)		(1,466)
				1,625		1,625

				71		71
				8		8
				(1,150)		(1,150)
				(87)		(87)
				0		0
				13		13
				0		0
				(4)		(4)
				0	(1)	(1)
1,807	(182)	(121)	(639)	865	106	971

21,251	(7,695)	(364)	424	46,695	5,147	51,842

23,603	(6,807)	252	2,600	53,447	4,406	57,852
				0		0
				(679)		(679)
				1,089		1,089

				14		14
				(1)		(1)
				(563)		(563)
				15		15
				0		0
				0		0
				0		0
				0		0
				0		0
827	(722)	8	(209)	(95)	(75)	(170)

24,430	(7,529)	261	2,391	53,226	4,331	57,557

Interim consolidated financial statements (unaudited)

Statement of cash flows

	For the quarter ended
CHF million	31.3.12	31.3.11

Cash flow from / (used in) operating activities

Net profit	828	1,809
Adjustments to reconcile net profit to cash flow from / (used in) operating activities
Non-cash items included in net profit and other adjustments:
Depreciation of property and equipment	158	191
Impairment of goodwill / amortization of intangible assets	23	24
Credit loss expense / (recovery)	(37)	(3)
Share of net profits of associates	(10)	(10)
Deferred tax expense / (benefit)	443	428
Net loss / (gain) from investing activities	(21)	(29)
Net loss / (gain) from financing activities	4,302	855
Net (increase) / decrease in operating assets:
Net due from / to banks	836	(7,608)
Reverse repurchase agreements and cash collateral on securities borrowed	40,143	(14,614)
Trading portfolio, net replacement values and financial assets designated at fair value	8,469	(11,494)
Loans / due to customers	1,290	(1,401)
Accrued income, prepaid expenses and other assets	(1,526)	1,689
Net increase / (decrease) in operating liabilities:
Repurchase agreements, cash collateral on securities lent	15,617	22,304
Net cash collateral on derivative instruments	(4,900)	(4,225)
Accrued expenses, deferred income and other liabilities	(3,082)	489
Income taxes paid, net of refunds	(10)	(58)

Net cash flow from / (used in) operating activities	62,522	(11,653)

Cash flow from / (used in) investing activities

Purchase of subsidiaries, associates and intangible assets	(1)	(6)
Disposal of subsidiaries, associates and intangible assets	0	0
Purchase of property and equipment	(267)	(210)
Disposal of property and equipment	6	20
Net (investment in) / divestment of financial investments available-for-sale	(8,195)	2,586

Net cash flow from / (used in) investing activities	(8,457)	2,390

Cash flow from / (used in) financing activities

Net short-term debt issued / (repaid)	(12,209)	(1,042)
Net movements in treasury shares and own equity derivative activity	(571)	(602)
Issuance of long-term debt, including financial liabilities designated at fair value	22,157	26,524
Repayment of long-term debt, including financial liabilities designated at fair value	(18,126)	(23,847)
Increase in non-controlling interests	0	0
Dividends paid to / decrease in non-controlling interests	0	(2)

Net cash flow from / (used in) financing activities	(8,749)	1,032
Effects of exchange rate differences	(892)	1,824

Net increase / (decrease) in cash and cash equivalents	44,424	(6,408)
Cash and cash equivalents at the beginning of the period	85,612	79,934

Cash and cash equivalents at the end of the period	130,037	73,526

Cash and cash equivalents comprise:
Cash and balances with central banks	82,865	27,041
Money market paper[1]	6,041	15,188
Due from banks[2]	41,131	31,297

Total	130,037	73,526

1   Money market paper is included in the balance sheet under Trading portfolio assets and Financial investments available-for-sale.    2   Includes positions recognized in the balance sheet under Due from banks and Cash collateral receivables on derivative instruments with bank counterparties.

Cash paid as interest was CHF 2,407 million and CHF 2,796 million during the first quarter of 2012 and 2011, respectively.

Financial information

Notes to the interim consolidated

financial statements

Note 1 Basis of accounting

The consolidated financial statements of UBS are prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), and are stated in Swiss francs (CHF), the currency of Switzerland where UBS AG is incorporated. These interim financial statements are presented in accordance with IAS 34 Interim Financial Reporting.

In preparing the interim financial statements, the same accounting principles and methods of computation have been applied as in the annual financial statements as of 31 December 2011, except for the changes set out below. These interim financial statements are unaudited and should be read in conjunction with the audited financial statements included in our Annual Report 2011. In the opinion of management, all necessary adjustments have been made for a fair presentation of the financial position, results of operations and cash flows.

Adjustment of comparative figures

After the issuance of the unaudited fourth quarter 2011 financial report on 7 February 2012, management adjusted the 2011 results to account for subsequent events. The net impact of these adjustments on Net profit attributable to UBS shareholders was a loss of CHF 74 million, which decreased basic and diluted earnings per share by CHF 0.02, as reflected in the Annual Report

2011. The fourth quarter 2011 figures in this report reflect the adjusted results.

Segment reporting changes

Wealth Management & Swiss Bank’s two reportable segments – Wealth Management and Retail & Corporate – became separate business divisions at the start of 2012. As these new business divisions were already considered separate reportable segments, no adjustments were required to amounts included in Note 2 Segment reporting. The operational structure of the Group now comprises the Corporate Center and five business divisions: Wealth Management, Wealth Management Americas, the Investment Bank, Global Asset Management and Retail & Corporate.

Transfer of the legacy portfolio from the Investment Bank to the Corporate Center

On 30 December 2011, a portfolio of legacy positions was transferred from the Investment Bank to the Corporate Center. Commencing in the first quarter of 2012 this portfolio, together with the option to buy the equity of the SNB StabFund, is considered a separate reportable segment within the Corporate Center and designated as the Legacy Portfolio. Prior periods have been restated.

Notes to the interim consolidated financial statements

Note 2 Segment reporting

Transactions between the reportable segments are carried out at internally agreed rates or at arm’s length and are reflected in the performance of each segment. Revenue-sharing agreements are used to allocate external client revenues to a segment and cost-allocation agreements are used to allocate shared costs between the segments.

	Wealth Management	Wealth Management Americas	Investment Bank	Global Asset Management	Retail & Corporate	Corporate Center		UBS
CHF million						Core Functions[1,2]	Legacy Portfolio[2]

For the three months ended 31 March 2012

Net interest income	478	199	387	(5)	539	(25)	19	1,591

Non-interest income	1,292	1,226	1,399	483	379	37	81	4,897

Income[3]	1,770	1,425	1,786	478	918	11	101	6,489

Credit loss (expense) / recovery	(1)	0	14	0	18	0	6	37

Total operating income	1,769	1,425	1,800	478	936	11	107	6,525

Personnel expenses	559	1,021	1,503	220	253	70	18	3,643

General and administrative expenses	276	180	571	92	214	13	51	1,398

Services (to) / from other business divisions	93	(2)	37	0	(138)	2	9	0

Depreciation of property and equipment	36	24	54	9	33	1	1	158

Amortization of intangible assets	2	12	7	2	0	0	0	23

Total operating expenses	966	1,235	2,173	322	361	86	79	5,221

Performance before tax	803	190	(373)	156	575	(75)	28	1,304

Tax expense / (benefit)								476

Net profit								828

As of 31 March 2012

Total assets[2,4]	94,701	50,626	898,749	14,041	145,798	116,275	45,647	1,365,837

1  Certain cost allocations to the business divisions are based on periodically agreed flat fees charged to the business divisions on a monthly basis. This could lead to a difference between actually incurred Corporate Center costs and charges to the business divisions.    2  On 30 December 2011, an agreement was reached to transfer a portfolio of legacy positions from the Investment Bank to Corporate Center. Starting with the first quarter of 2012, the Legacy Portfolio, which consists of these transferred legacy positions combined with the SNB StabFund option, is reported in Corporate Center as a separate reportable segment and all other Corporate Center operations are grouped together as Corporate Center – Core Functions. Refer to the “Recent developments and financial reporting structure changes” section of this report for more information. Prior periods have been restated to reflect the effect of the transfer.    3  The total inter-segment revenues for the Group are immaterial as the majority of the revenues are allocated across the business divisions by means of revenue-sharing agreements.    4  The segment assets are based on a third-party view and this basis is in line with the internal reporting to management, i.e. the amounts do not include inter-company balances. Certain assets managed centrally by the Corporate Center (including property and equipment and certain financial assets) are allocated to the segments on a basis different to which the corresponding costs are allocated. Specifically, certain assets are reported in the Corporate Center whereas the corresponding costs are entirely or partially allocated to the segments based on various internally determined allocations.

Financial information

Note 2 Segment reporting (continued)

	Wealth Management	Wealth Management Americas	Investment Bank	Global Asset Management	Retail & Corporate	Corporate Center		UBS
CHF million						Core Functions[1,2]	Legacy Portfolio[2]

For the three months ended 31 March 2011
Net interest income	493	165	414	(7)	590	(25)	150	1,781
Non-interest income	1,426	1,181	2,950	503	382	(4)	122	6,560

Income[3]	1,919	1,346	3,365	496	972	(29)	272	8,341
Credit loss (expense) / recovery	9	1	3	0	(7)	(1)	(2)	3

Total operating income	1,928	1,347	3,368	496	965	(30)	270	8,344

Personnel expenses	863	1,005	1,855	259	422	(13)	16	4,407
General and administrative expenses	299	194	605	102	219	41	30	1,488
Services (to) / from other business divisions	79	0	5	0	(113)	1	29	0
Depreciation of property and equipment	40	25	63	10	34	18	1	191
Amortization of intangible assets	2	12	8	2	0	0	0	24

Total operating expenses	1,283	1,236	2,534	373	562	46	76	6,110

Performance before tax	645	111	834	124	403	(76)	194	2,235
Tax expense / (benefit)								426

Net profit								1,809

As of 31 December 2011

Total assets[2,4]	100,598	54,150	1,019,537	15,352	148,697	25,100	55,728	1,419,162

1   Certain cost allocations to the business divisions are based on periodically agreed flat fees charged to the business divisions on a monthly basis. This could lead to a difference between actually incurred Corporate Center costs and charges to the business divisions.    2  On 30 December 2011, an agreement was reached to transfer a portfolio of legacy positions from the Investment Bank to Corporate Center. Starting with the first quarter of 2012, the Legacy Portfolio, which consists of these transferred legacy positions combined with the SNB StabFund option, is reported in Corporate Center as a separate reportable segment and all other Corporate Center operations are grouped together as Corporate Center – Core Functions. Refer to the “Recent developments and financial reporting structure changes” section of this report for more information. Prior periods have been restated to reflect the effect of the transfer.    3  The total inter-segment revenues for the Group are immaterial as the majority of the revenues are allocated across the business divisions by means of revenue sharing agreements.    4  The segment assets are based on a third-party view and this basis is in line with the internal reporting to management, i.e. the amounts do not include inter-company balances.

Notes to the interim consolidated financial statements

Note 3 Net interest and trading income

The “Breakdown by businesses” table below analyzes net interest and trading income according to the businesses that drive it: Net income from trading businesses includes both interest and trading income generated by the Investment Bank, including its lending activities, and trading income generated by the other business divisions. Net income from interest margin businesses comprises net interest income from the loan portfolios of Wealth Management, Wealth Management Americas and Retail & Corporate. Net income from treasury activities and other reflects all income from the Group’s centralized treasury function.

	For the quarter ended			% change from
CHF million	31.3.12	31.12.11	31.3.11	4Q11	1Q11

Net interest and trading income
Net interest income	1,591	1,745	1,781	(9)	(11)
Net trading income	961	443	2,203	117	(56)
Total net interest and trading income	2,553	2,188	3,985	17	(36)

Breakdown by businesses
Net income from trading businesses[1]	1,135	1,383	2,466	(18)	(54)
Net income from interest margin businesses	1,201	1,217	1,209	(1)	(1)
Net income from treasury activities and other	217	(413)	309		(30)
Total net interest and trading income	2,553	2,188	3,985	17	(36)

Net interest income[2]
Interest income
Interest earned on loans and advances[3]	2,349	2,549	2,541	(8)	(8)
Interest earned on securities borrowed and reverse repurchase agreements	400	416	386	(4)	4
Interest and dividend income from trading portfolio	1,181	990	1,450	19	(19)
Interest income on financial assets designated at fair value	99	91	56	9	77
Interest and dividend income from financial investments available-for-sale	102	93	145	10	(30)
Total	4,130	4,139	4,578	0	(10)
Interest expense
Interest on amounts due to banks and customers[4]	443	533	470	(17)	(6)
Interest on securities lent and repurchase agreements	313	317	283	(1)	11
Interest expense from trading portfolio[5]	523	291	699	80	(25)
Interest on financial liabilities designated at fair value	491	501	571	(2)	(14)
Interest on debt issued	769	752	773	2	(1)
Total	2,539	2,395	2,796	6	(9)
Net interest income	1,591	1,745	1,781	(9)	(11)

Net trading income
Investment Bank equities	108	340	611	(68)	(82)
Investment Bank fixed income, currencies and commodities	300	239	1,137	26	(74)
Other business divisions and Corporate Center	553	(135)	455		22
Net trading income	961	443	2,203	117	(56)
of which: net gains / (losses) from financial liabilities designated at fair value[6]	(3,781)	(1,198)	(574)	216	559

1 Includes lending activities of the Investment Bank.    2 Interest includes forward points on foreign exchange swaps used to manage short-term interest rate risk on foreign currency loans and deposits.    3 Includes interest income on Cash collateral receivables on derivative instruments.    4 Includes interest expense on Cash collateral payables on derivative instruments.    5 Includes expense related to dividend payment obligations on trading liabilities.    6 Fair value changes of hedges related to financial liabilities designated at fair value are also reported in Net trading income. For more information on own credit refer to “Note 12b Own credit on financial liabilities designated at fair value”.

Net trading income in the first quarter of 2012 included a gain of CHF 123 million from credit valuation adjustments for monoline credit protection reflected in Other business divisions and Corporate Center, compared with a CHF 81 million loss in the fourth quarter of 2011 and a CHF 128 million gain in the first quarter of 2011.

è	Refer to the “Risk management and control” section of this report for more information on exposure to monolines

Net trading income in the first quarter of 2012 included a gain of CHF 127 million from the valuation of our option to acquire the SNB StabFund’s equity reflected in Other business divisions and Corporate Center, compared with a CHF 129 million loss in the fourth quarter of 2011 and a CHF 192 million gain in the first quarter 2011.

è	Refer to the “Risk management and control” section of this report for more information on the valuation of our option to acquire the SNB StabFund’s equity

Financial information

Note 4 Net fee and commission income

	For the quarter ended			% change from
CHF million	31.3.12	31.12.11	31.3.11	4Q11	1Q11
Equity underwriting fees	216	129	189	67	14

Debt underwriting fees	183	117	166	56	10

Total underwriting fees	398	247	355	61	12

M&A and corporate finance fees	173	262	276	(34)	(37)

Brokerage fees	1,041	837	1,271	24	(18)

Investment fund fees	894	870	966	3	(7)

Portfolio management and advisory fees	1,404	1,372	1,454	2	(3)

Insurance-related and other fees	102	85	103	20	(1)

Total securities trading and investment activity fees	4,012	3,672	4,425	9	(9)

Credit-related fees and commissions	98	118	118	(17)	(17)

Commission income from other services	201	219	198	(8)	2

Total fee and commission income	4,312	4,009	4,741	8	(9)

Brokerage fees paid	230	202	260	14	(12)

Other	239	247	241	(3)	(1)

Total fee and commission expense	469	449	501	4	(6)

Net fee and commission income	3,843	3,560	4,240	8	(9)

of which: net brokerage fees	811	635	1,011	28	(20)

Note 5 Other income

	For the quarter ended			% change from
CHF million	31.3.12	31.12.11	31.3.11	4Q11	1Q11
Associates and subsidiaries

Net gains / (losses) from disposals of consolidated subsidiaries[1]	(17)	3	2

Net gains / (losses) from disposals of investments in associates	0	7	5	(100)	(100)

Share of net profits of associates	10	12	10	(17)	0

Total	(6)	22	16

Financial investments available-for-sale

Net gains / (losses) from disposals	53	60	26	(12)	104

Impairment charges	(29)	(3)	(4)	867	625

Total	24	58	22	(59)	9

Net income from properties[2]	9	8	10	13	(10)

Net gains / (losses) from investment properties[3]	2	3	4	(33)	(50)

Other[4]	65	37	65	76	0

Total other income	93	128	117	(27)	(21)

1 Includes foreign exchange gains / losses reclassified from equity upon disposal or deconsolidation of subsidiaries. 2 Includes net rent received from third parties and net operating expenses. 3 Includes unrealized and realized gains / losses from investment properties at fair value and foreclosed assets. 4 Includes net gains / losses from disposals of loans and receivables and own-used property.

Notes to the interim consolidated financial statements

Note 6 Personnel expenses

	For the quarter ended			% change from
CHF million	31.3.12	31.12.11	31.3.11	4Q11	1Q11
Salaries and variable compensation	2,813	2,234	3,050	26	(8)

Contractors	47	48	58	(2)	(19)

Social security	199	163	237	22	(16)

Pension and other post-employment benefit plans	(259)	209	181

Wealth Management Americas: Financial advisor compensation[1]	679	666	640	2	6

Other personnel expenses	164	181	241	(9)	(32)

Total personnel expenses	3,643	3,501	4,407	4	(17)

1   Financial advisor compensation consists of grid-based compensation based directly on compensable revenues generated by financial advisors and supplemental compensation calculated based on financial advisor productivity, firm tenure, assets and other variables. It also includes costs related to compensation commitments and advances granted to financial advisors at the time of recruitment, which are subject to vesting requirements.

On 7 February 2012, UBS announced certain changes to its Swiss pension plan. The main changes, being the reduction in conversion rate on retirement and an increase to the regular retirement age, serve in part to offset the impact of the increased life expectancy reflected in the defined benefit obligation. However, unlike the increase to the defined benefit obligation, which is largely deferred as unrecognized actuarial losses, the changes to the pension plan resulted in a reduction of CHF 485 million to the expense line Pension and other post-employment benefit plans in the first quarter of 2012.

Note 7 General and administrative expenses

	For the quarter ended				% change from
CHF million	31.3.12	31.12.11		31.3.11	4Q11	1Q11
Occupancy	261	267		283	(2)	(8)

Rent and maintenance of IT and other equipment	119	111		113	7	5

Communication and market data services	158	161		161	(2)	(2)

Administration	134	244	[1]	165	(45)	(19)

Marketing and public relations	83	124		71	(33)	17

Travel and entertainment	105	127		112	(17)	(6)

Professional fees	187	264		175	(29)	7

Outsourcing of IT and other services	298	298		293	0	2

Litigation and regulatory matters[2]	48	38		107	26	(55)

Other	5	18		8	(72)	(38)

Total general and administrative expenses	1,398	1,652		1,488	(15)	(6)

1  The fourth quarter of 2011 includes a charge of CHF 109 million related to the UK bank levy.    2  Reflects the net increase / release of provisions for Litigation and regulatory matters recognized in the income statement and recoveries from third parties.

Financial information

Note 8 Earnings per share (EPS) and shares outstanding

	As of or for the quarter ended			% change from

	31.3.12	31.12.11	31.3.11	4Q11	1Q11

Basic earnings (CHF million)

Net profit attributable to UBS shareholders	827	319	1,807	159	(54)

Diluted earnings (CHF million)

Net profit attributable to UBS shareholders	827	319	1,807	159	(54)

Less: (profit)/loss on equity derivative contracts	(1)	(1)	0	0

Net profit attributable to UBS shareholders for diluted EPS	826	318	1,807	160	(54)

Weighted average shares outstanding

Weighted average shares outstanding for basic EPS	3,754,637,548	3,746,558,486	3,791,963,103	0	(1)

Potentially dilutive ordinary shares resulting from unvested exchangeable shares, in-the-money options and warrants outstanding[1]	64,579,548	53,577,481	57,494,693	21	12

Weighted average shares outstanding for diluted EPS	3,819,217,096	3,800,135,967	3,849,457,796	1	(1)

Earnings per share (CHF)

Basic	0.22	0.09	0.48	144	(54)

Diluted	0.22	0.08	0.47	175	(53)

Shares outstanding

Ordinary shares issued	3,833,019,423	3,832,121,899	3,831,569,986	0	0

Treasury shares	57,028,735	84,955,551	28,390,053	(33)	101

Shares outstanding	3,775,990,688	3,747,166,348	3,803,179,933	1	(1)

Exchangeable shares	435,339	509,243	573,823	(15)	(24)

Shares outstanding for EPS	3,776,426,027	3,747,675,591	3,803,753,756	1	(1)

1 Total equivalent shares outstanding on out-of-the-money options that were not dilutive for the respective periods but could potentially dilute earnings per share in the future were 189,498,211; 252,516,489 and 235,649,014 for the quarters ended 31 March 2012, 31 December 2011 and 31 March 2011, respectively. An additional 100 million ordinary shares (“contingent share issue”) related to the SNB transaction were not dilutive for any periods presented, but could potentially dilute earnings per share in the future.

Note 9 Income taxes

We recognized a net income tax expense of CHF 476 million for the first quarter of 2012. This includes a deferred tax expense of CHF 447 million with respect to the amortization of deferred tax assets, previously recognized in relation to tax losses carried forward, to offset taxable profits for the quarter in Switzerland and the US. It also included other tax expenses of CHF 80 million related to Group entities with net taxable profits. These expenses were partially offset by tax benefits of CHF 51 million arising from the release of provisions following agreement of prior year tax positions with tax authorities in various locations.

In addition, a tax benefit of CHF 134 million was recorded directly in equity, which mainly reflects additional deferred tax assets recognized for equity losses (mainly foreign currency translation losses incurred) and a decrease in a deferred tax liability for cash flow hedges as a consequence of a reduction in cumulative fair value gains in the quarter.

Notes to the interim consolidated financial statements

Note 10 Trading portfolio

	52,60700	52,60700

CHF million	31.3.12	31.12.11

Trading portfolio assets by product type

Debt instruments

Government bills/bonds	43,946	45,297

Corporate bonds, municipal bonds, including bonds issued by financial institutions	33,589	32,765

Loans	4,474	4,088

Investment fund units	8,959	9,859

Asset-backed securities	16,706	17,035

of which: mortgage-backed securities	13,602	13,868

Total debt instruments	107,673	109,045

Equity instruments	45,215	37,400

Financial assets for unit-linked investment contracts	16,325	16,376

Financial assets held for trading	169,213	162,821

Precious metals and other physical commodities	18,765	18,704

Total trading portfolio assets	187,978	181,525

Trading portfolio liabilities by product type

Debt instruments

Government bills/bonds	29,336	17,026

Corporate bonds, municipal bonds, including bonds issued by financial institutions	7,972	7,122

Investment fund units	844	1,083

Asset-backed securities	29	312

of which: mortgage-backed securities	17	287

Total debt instruments	38,180	25,542

Equity instruments	14,427	13,937

Total trading portfolio liabilities	52,607	39,480

Note 11 Financial investments available-for-sale

	52,60700	52,60700

CHF million	31.3.12	31.12.11

Financial investments available-for-sale by product type

Debt instruments

Government bills/bonds	42,355	34,899

Corporate bonds, municipal bonds, including bonds issued by financial institutions	8,328	8,590

Investment fund units	416	445

Mortgage-backed securities	7,992	8,541

Total debt instruments	59,091	52,475

Equity instruments	704	699

Total financial investments available-for-sale	59,795	53,174

Financial information

Note 12 Fair value of financial instruments

a) Fair value hierarchy

All financial instruments at fair value are categorized into one of three fair value hierarchy levels at quarter end, based upon the lowest level input that is significant to the product’s fair value measurement in its entirety:

–	Level 1 – quoted prices (unadjusted) in active markets for identical assets and liabilities;
–	Level 2 – valuation techniques for which all significant inputs are market observable, either directly or indirectly; and
–	Level 3 – valuation techniques which include significant inputs that are not based on observable market data.

Determination of fair values from quoted market prices or valuation techniques[1]
	31.3.12				31.12.11
CHF billion	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets held for trading[2]	104.5	57.5	7.3	169.2	99.4	55.7	7.8	162.8

of which: pledged as collateral	41.1	9.3	0.1	50.6	33.2	6.2	0.5	39.9

Positive replacement values	3.8	403.8	10.4	417.9	3.4	469.2	13.9	486.6

Financial assets designated at fair value	0.6	5.3	3.0	8.8	0.7	6.9	2.7	10.3

Financial investments available-for-sale	40.1	19.0	0.7	59.8	34.8	17.7	0.6	53.2

Total assets	149.0	485.5	21.2	655.7	138.4	549.5	25.0	712.9

Trading portfolio liabilities	41.1	11.2	0.2	52.6	30.4	8.4	0.6	39.5

Negative replacement values	3.7	391.8	8.7	404.2	3.5	459.1	10.8	473.4

Financial liabilities designated at fair value	0.0	77.4	11.5	88.9	0.0	76.9	12.1	89.0

Other liabilities – amounts due under unit-linked investment contracts		16.3		16.3		16.4		16.4

Total liabilities	44.8	496.8	20.4	562.1	34.0	560.8	23.5	618.2

1   Bifurcated embedded derivatives, which are presented on the same balance sheet lines as their host contracts, are excluded from this table. As of 31 March 2012, net bifurcated embedded derivative assets held at fair value, totaling CHF 0.9 billion (of which CHF 0.7 billion were net level 3 assets and CHF 0.2 billion net level 2 assets) were recognized on our balance sheet within Debt issued. As of 31 December 2011, net bifurcated embedded derivative assets held at fair value, totaling CHF 1.0 billion (of which CHF 0.8 billion were net level 3 assets and CHF 0.2 billion net level 2 assets) were recognized on our balance sheet within Debt issued.    2   Financial assets held for trading do not include precious metals and commodities.

Movements of level 3 instruments

	Financial assets held for trading (including those pledged as collateral)	Derivative instruments

CHF billion		Positive replacement values	Negative replacement values	Financial liabilities designated at fair value

Balance at 31 December 2011	7.8	13.9	10.8	12.1

Total gains/losses included in the income statement	0.2	(1.3)	(1.0)	(0.3)

Purchases, sales, issuances and settlements	0.0	(1.5)	(1.0)	(0.2)

Purchases	1.5	0.0	0.0	0.0

Sales	(1.5)	0.0	0.0	0.0

Issuances	0.0	0.8	0.3	1.2

Settlements	0.0	(2.3)	(1.3)	(1.4)

Transfers into or out of level 3	(0.5)	(0.2)	0.4	0.1

Transfers into level 3	0.6	0.5	0.9	1.5

Transfers out of level 3	(1.1)	(0.7)	(0.4)	(1.5)

Foreign currency translation	(0.3)	(0.5)	(0.5)	(0.1)

Balance at 31 March 2012	7.3	10.4	8.7	11.5

Notes to the interim consolidated financial statements

Note 12 Fair value of financial instruments (continued)

Material changes in level 3 instruments

As of 31 March 2012, financial instruments measured with valuation techniques using significant non-market observable inputs (level 3) mainly included the following:

–	structured rates and credit positions, including bespoke collateralized debt obligations (CDO) and collateralized loan obligations (CLO);
–	reference-linked notes (RLN);
–	financial instruments linked to the residential and commercial real estate markets;
–	corporate bonds and corporate credit default swaps (CDS); and
–	lending-related products

Financial assets held for trading

Financial assets held for trading transferred into and out of level 3 amounted to CHF 0.6 billion and CHF 1.1 billion, respectively. Transfers into level 3 were comprised primarily of CHF 0.1 billion of corporate bonds, CHF 0.1 billion of financial instruments linked to the Asian real estate market, CHF 0.1 billion of financial instruments related to the European real estate market and CHF 0.1 billion of financial instruments linked to asset-backed securities (ABS) where no independent price verification was possible given reduced observability of market inputs. Transfers out of level 3 were comprised primarily of CHF 0.7 billion of corporate bonds, CHF 0.1 billion of traded Loans and CHF 0.1 billion of financial instruments related to the European real estate market as independent price sources became available and were used to verify fair values.

Level 3 financial assets held for trading purchased during the quarter amounted to CHF 1.5 billion. These purchases mainly included CHF 0.6 billion of commercial mortgage backed security loans to be securitized, CHF 0.6 billion of lending-related products and CHF 0.2 billion of corporate bonds.

Sales of level 3 financial assets held for trading amounted to CHF 1.5 billion, which included CHF 0.7 billion of lending-related products and CHF 0.5 billion of corporate bonds.

Derivative instruments

Derivative instruments transferred into level 3 include positive replacement values of CHF 0.5 billion and negative replacement values of CHF 0.9 billion. Transfers out of level 3 instruments include positive replacement values of CHF 0.7 billion and negative replacement values of CHF 0.4 billion.

Transfers into level 3 positive replacement values were comprised primarily of CHF 0.2 billion corporate CDS positions as credit curves and recovery rates could no longer be independently verified, CHF 0.1 billion of structured credit bespoke CDO positions due to a reduction in the correlation between the portfolio held and the representative market portfolio used to independently verify market data and CHF 0.1 billion of asset-backed CDS positions as the reliability of independent underlying market data decreased. Transfers into level 3 negative replacement values were comprised primarily of CHF 0.3 billion structured credit bespoke CDO positions due to a reduction in the correlation between the portfolio held and the representative market portfolio used to independently verify market data, CHF 0.2 billion of corporate CDS positions as credit curves and recovery rates could no longer be independently verified, CHF 0.1 billion of index tranche CDS positions as reliability of underlying market data decreased and CHF 0.1 billion of asset-backed CDS positions as the reliability of independent underlying market data decreased.

Transfers out of level 3 positive replacement values were comprised primarily of CHF 0.3 billion of corporate CDS positions where credit curves and recovery rates could be independently verified, CHF 0.2 billion of structured credit bespoke CDO positions due to an increase in the correlation between the portfolio held and the representative market portfolio used to independently verify market data, and CHF 0.1 billion of index tranche CDS as reliability of underlying market data increased. Transfers out of level 3 negative replacement values were comprised primarily of CHF 0.1 billion of structured credit bespoke CDO positions due to an increase in the correlation between the portfolio held and the representative market portfolio used to independently verify market data and CHF 0.1 billion of index tranche CDS as reliability of underlying market data increased, CHF 0.1 billion of corporate CDS positions where credit curves and recovery rates could be independently verified and CHF 0.1 billion of equity options where volatility could be independently verified.

Issuances of level 3 positive replacement values were CHF 0.8 billion, which included CHF 0.4 billion of structured credit positions, CHF 0.1 billion of equity option positions and CHF 0.1 billion of structured rates positions. Issuances of level 3 negative replacement values were CHF 0.3 billion, which included CHF 0.2 billion of structured credit positions and CHF 0.1 billion of corporate CDS positions.

Settlements of level 3 positive replacement values were CHF 2.3 billion, which included CHF 1.1 billion of structured credit positions, CHF 0.5 billion of corporate CDS positions and CHF 0.3 billion of US Subprime Super Senior CDO positions. Settlements of level 3 negative replacement values were CHF 1.3 billion, which included CHF 0.6 billion of structured credit positions, CHF 0.2 billion of structured rate trades, CHF 0.2 billion of corporate CDS positions and CHF 0.2 billion of sovereign CDS positions.

Financial assets designated at fair value

–	Issuances of structured financing level 3 financial assets designated at fair value were CHF 1.1 billion.
–	Settlements of structured financing level 3 financial assets designated at fair value were CHF 0.9 billion.

Financial liabilities designated at fair value

Transfers of financial liabilities designated at fair value into level 3 CHF 1.5 billion, consisted primarily of CHF 0.6 billion of credit linked notes where the underlying credit curves could not be independently verified, CHF 0.5 billion interest rate linked notes as

86

Financial information

Note 12 Fair value of financial instruments (continued)

the correlation of interest rates and the correlation of FX could not be independently verified and CHF 0.3 billion of equity linked notes where the underlying convertible bond value could not be independently verified.

Transfers of financial liabilities designated at fair value out of level 3 were CHF 1.5 billion and consisted primarily of CHF 0.8 billion of credit linked notes where the underlying credit curve could be independently verified and CHF 0.4 billion of interest rate linked notes where the volatility of the embedded option could be independently verified.

Issuances of level 3 financial liabilities designated at fair value were CHF 1.2 billion and consisted primarily of CHF 0.8 billion of credit linked notes and CHF 0.3 billion of equity linked notes.

Settlements of level 3 financial liabilities designated at fair value were CHF 1.4 billion, which consisted primarily of CHF 0.9 billion of credit linked notes and CHF 0.3 billion of equity linked notes.

b) Valuation information

Own credit on financial liabilities designated at fair value

Own credit changes are calculated based on a funds transfer price (FTP) curve, which provides a single level of discounting for uncollateralized funded instruments within UBS. The FTP curve is used to value uncollateralized and partially uncollateralized funding transactions designated at fair value, and for relevant tenors is set by reference to the level at which UBS medium term notes (MTN) are priced. The FTP curve spread is considered to be representative of the credit risk which reflects the premium that market participants require to purchase UBS MTN.

Amounts for the quarter represent the change during the quarter, and life-to-date amounts reflect the cumulative change since initial recognition. The change in own credit for the period can be analyzed in two components: (i) changes in fair value that are attributable to the change in our credit spreads during the period, and (ii) the effect of “volume changes”, which is the change in fair values attributable to factors other than credit spreads, such as redemptions, effects from time decay, changes in the interest rates and changes in the value of reference instruments issued by third parties. The disclosed own credit amounts are also impacted by foreign currency movements.

An own credit loss on financial liabilities designated at fair value of CHF 1,164 million was recorded in the first quarter. During the quarter, the own credit calculation methodology for a substantial portion of the financial liabilities designated at fair value was improved. This methodology change resulted in an own credit gain of CHF 93 million. This change in estimate did not affect Group net profit.

Own credit on financial liabilities designated at fair value

	As of or for the quarter ended
CHF million	31.3.12	31.12.11	31.3.11
Total gain/(loss) for the period ended	(1,164)	(71)	(133)
of which: credit spread related only	(1,131)	24	(179)
Life-to-date gain	705	1,934	126

c) Deferred day 1 profit or loss

The table reflects the activity in deferred profit or loss for financial instruments for which fair value is determined using valuation models where not all significant inputs are market observable. Such financial instruments are initially recognized at their transaction price, even if the values obtained from the relevant valuation model on day 1 differ. Day 1 reserves are released and profit is recorded in trading profit or loss as either the underlying parameters become observable, the transaction is closed out or by an appropriate amortization methodology. The table shows the aggregate difference yet to be recognized in profit or loss at the beginning and end of the period and a reconciliation of changes in the balance (movement of deferred day 1 profit or loss).

Deferred day 1 profit or loss

	For the quarter ended
CHF million	31.3.12	31.12.11	31.3.11
Balance at the beginning of the period	433	464	565
Deferred profit/(loss) on new transactions	61	31	34
Recognized (profit)/loss in the income statement	(73)	(81)	(97)
Foreign currency translation	(15)	19	(9)

Balance at the end of the period	406	433	493

Notes to the interim consolidated financial statements

Note 13 Reclassification of financial assets

In fourth quarter 2008 and first quarter 2009, financial assets were reclassified out of held-for-trading to loans and receivables. On their reclassification date these assets had fair values of CHF 26 billion and CHF 0.6 billion, respectively.

The table below provides notional values, fair values and carrying values by product category for remaining reclassified financial assets.

	00000000	00000000
Trading portfolio assets reclassified to loans
CHF billion	31.3.12	31.12.11
Carrying value	5.0	5.3

Fair value	4.7	4.9

Pro-forma fair value gain/(loss)	(0.3)	(0.4)

In the first quarter of 2012, carrying values of reclassified financial assets decreased by CHF 0.3 billion, of which CHF 0.2 billion were due to the appreciation of the Swiss franc against the US dollar and CHF 0.1 billion were due to sales of assets with a carrying value of CHF 0.1 billion at the time of the sale.

The impact on operating profit before tax from these financial assets was a profit of CHF 0.1 billion (see table below). If the financial assets had not been reclassified, the impact on the first quarter 2012 operating profit before tax would also have been a profit of approximately CHF 0.1 billion.

Held-for-trading assets reclassified to loans and receivables
	31.3.12
CHF billion	Notional value	Fair value	Carrying value	Ratio of carrying to notional value (%)
US student loan and municipal auction rate securities	3.1	2.6	2.9	92

Monoline-protected assets	1.0	0.8	0.8	83

Leveraged finance	0.4	0.4	0.4	82

US reference-linked notes	0.2	0.1	0.2	71

Other assets	0.9	0.8	0.8	86

Total	5.7	4.7	5.0	88

Contribution of the reclassified assets to the income statement
	For the quarter ended

CHF million	31.3.12	31.12.11

Net interest income	33	57

Credit loss (expense)/recovery	22	2

Other income[1]	25	15

Impact on operating profit before tax	79	74

1   Includes net gains on the disposal of reclassified financial assets.

Financial information

Note 14 Derivative instruments

	31.3.12
CHF billion	Positive replace- ment values	Notional values related to positive replacement values[1]	Negative replacement values	Notional values related to negative replacement values[1]	Other notional values[2]

Derivative instruments

Interest rate contracts	263	7,469	245	7,288	17,760

Credit derivative contracts	50	1,301	47	1,287	175

Foreign exchange contracts	80	3,318	87	3,209	7

Equity/index contracts	18	219	19	244	17

Commodity contracts, including precious metals contracts	5	106	5	94	19

Unsettled purchases of non-derivative financial assets[3]	0	75	0	39	0

Unsettled sales of non-derivative financial assets[3]	0	66	0	45	0

Total derivative instruments, based on IFRS netting[4,5]	418	12,554	404	12,207	17,978

Replacement value netting, based on capital adequacy rules	(329)		(329)

Cash collateral netting, based on capital adequacy rules	(37)		(22)

Total derivative instruments, based on capital adequacy netting[6]	52		53

	31.12.11
CHF billion	Positive replace- ment values	Notional values related to positive replacement values[1,7]	Negative replacement values	Notional values related to negative replacement values[1,7]	Other notional values[2,7]

Derivative instruments

Interest rate contracts	296	8,172	276	8,113	20,019

Credit derivative contracts	67	1,298	64	1,245	172

Foreign exchange contracts	97	3,194	106	3,123	12

Equity/index contracts	19	192	20	211	15

Commodity contracts, including precious metals contracts	7	101	7	91	18

Unsettled purchases of non-derivative financial assets[3]	0	40	0	11	0

Unsettled sales of non-derivative financial assets[3]	0	18	0	30	0

Total derivative instruments, based on IFRS netting[4,5]	487	13,014	473	12,823	20,236

Replacement value netting, based on capital adequacy rules	(383)		(383)

Cash collateral netting, based on capital adequacy rules	(46)		(28)

Total derivative instruments, based on capital adequacy netting[6]	58		62

1  In case of netting of replacement values on the balance sheet, notional values of gross derivatives are presented in accordance with the gross positive replacement value and gross negative replacement value of the netted derivatives, respectively.    2  Receivables resulting from these derivatives are recognized on our balance sheet under Cash collateral receivables on derivative instruments totaling CHF 2.3 billion (31 December 2011: CHF 2.4 billion). Payables resulting from these derivatives are recognized on our balance sheet under Cash collateral payables on derivative instruments totaling CHF 3.2 billion (31 December 2011: CHF 2.7 billion).    3  Changes in the fair value of purchased and sold non-derivative financial assets between trade date and settlement date are recognized as replacement values.    4  Replacement values based on International Financial Reporting Standards netting. Refer to “Note 23 Derivative instruments and hedge accounting” in the “Financial information” section of our Annual Report 2011.    5   Includes agency transactions with a positive replacement value of CHF 5.6 billion (31 December 2011: CHF 6.3 billion) and a negative replacement value of CHF 5.7 billion (31 December 2011: CHF 6.7 billion) for which notional values are not included into the table above due to their significantly different risk profile.    6   Includes the impact of netting agreements (including cash collateral) in accordance with Swiss Federal Banking Law.    7  In first quarter of 2012, we corrected the allocation of notional values for 31 December 2011. Notional values related to positive replacement values for interest rate contracts were reduced by CHF 1,397 billion. Notional values related to negative replacement values for interest rate contracts were reduced by CHF 1,399 billion. Correspondingly, Other notional values were increased by CHF 2,796 billion.

Notes to the interim consolidated financial statements

Note 15 Other assets and liabilities

CHF million	31.3.12	31.12.11

Other assets

Prime brokerage receivables	7,833	6,103

Deferred pension expenses	3,780	3,300

Other	2,860	3,062

Total other assets	14,473	12,465

Other liabilities

Prime brokerage payables	35,248	36,746

Amounts due under unit-linked investment contracts	16,440	16,481

Provisions	1,584	1,626

Current and deferred tax liabilities	593	584

Other	6,158	6,255

Total other liabilities	60,023	61,692

Note 16 Provisions and contingent liabilities

a) Provisions
CHF million	Operational risks[1]	Litigation and regulatory matters[2]	Restructuring	Loan commitments and guarantees	Other[3]	Total provisions
Balance at 31 December 2011	58	482	467	93	525	1,626

Increase in provisions recognized in the income statement	8	70	139	0	21	239

Release of provisions recognized in the income statement	(3)	(18)	(7)	(3)	(3)	(34)

Provisions used in conformity with designated purpose	(14)	(66)	(72)	0	(30)	(181)

Reclassifications	0	0	(37)[4]	3	0	(34)

Foreign currency translation/unwind of discount	(1)	(15)	(8)	(2)	(6)	(32)

Balance at 31 March 2012	49	454	484	92	506	1,584

1   Includes provisions for litigation resulting from security risks and transaction processing risks.    2  Includes litigation resulting from legal, liability and compliance risks. Additionally, includes a provision established in connection with demands for repurchase of US mortgage loans sold or securitized by UBS as described in section c) of this note.    3   Includes reinstatement costs for leasehold improvements, provisions for onerous lease contracts, provisions for employee benefits (service anniversaries and sabbatical leave) and other items.    4  Reflects a reclassification to share premium of restructuring provisions related to share-based compensation.

Financial information

Note 16 Provisions and contingent liabilities (continued)

b) Litigation and regulatory matters

The Group operates in a legal and regulatory environment that exposes it to significant litigation risks. As a result, UBS (which for purposes of this note may refer to UBS AG and/or one or more of its subsidiaries, as applicable) is involved in various disputes and legal proceedings, including litigation, arbitration, and regulatory and criminal investigations. Such cases are subject to many uncertainties, and the outcome is often difficult to predict, including the impact on operations or on the financial statements, particularly in the earlier stages of a case. In certain circumstances, to avoid the expense and distraction of legal proceedings, UBS may, based on a cost-benefit analysis, enter into a settlement even though denying any wrongdoing. The Group makes provisions for cases brought against it when, in the opinion of management after seeking legal advice, it is probable that a liability exists, and the amount can be reliably estimated.

Certain potentially significant legal proceedings or threatened proceedings are described below. In some cases we provide the amount of damages claimed, the size of a transaction or other information in order to assist investors in considering the magnitude of any potential exposure. We are unable to provide an estimate of the possible financial effect of particular claims or proceedings (where the possibility of an outflow is more than remote) beyond the level of current reserves established. Doing so would require us to provide speculative legal assessments as to claims and proceedings which involve unique fact patterns or novel legal theories, which have not yet been initiated or are at early stages of adjudication, or as to which alleged damages have not been quantified by the claimants. In many cases a combination of these factors impedes our ability to estimate the financial effect of contingent liabilities. We also believe that such estimates could seriously prejudice our position in these matters.

1. Municipal bonds

On 4 May 2011, UBS announced a USD 140.3 million settlement with the US Securities and Exchange Commission (SEC), the Antitrust Division of the US Department of Justice (DOJ), the Internal Revenue Service (IRS) and a group of state attorneys general relating to the investment of proceeds of municipal bond issuances and associated derivative transactions. The settlement resolves the investigations by those regulators which had commenced in November 2006. Several related putative class actions, which were filed in Federal District Courts against UBS and numerous other firms, remain pending. However, approximately USD 63 million of the regulatory settlement will be made available to potential claimants through a settlement fund, and payments made through the fund should reduce the total monetary amount at issue in the class actions for UBS. In December 2010, three former UBS employees were indicted in connection with the Federal criminal antitrust investigation; those individual matters also remain pending.

2. Auction rate securities

In late 2008, UBS entered into settlements with the SEC, the New York Attorney General (NYAG) and the Massachusetts Securities Division whereby UBS agreed to offer to buy back Auction Rate Securities (ARS) from eligible customers, and to pay penalties of USD 150 million (USD 75 million to the NYAG and USD 75 million to the other states). UBS has since finalized settlements with all of the states. The settlements resolved investigations following the industry-wide disruption in the markets for ARS and related auction failures beginning in mid-February 2008. The SEC continues to investigate individuals affiliated with UBS regarding the trading in ARS and disclosures. UBS was also named in (i) several putative class actions; (ii) arbitration and litigation claims asserted by investors relating to ARS, including a pending consequential damages claim by a former customer for damages of USD 76 million; and (iii) arbitration and litigation claims asserted by issuers, including a pending litigation under state common law and a state racketeering statute seeking at least USD 40 million in compensatory damages, plus exemplary and treble damages, and several recently filed arbitration claims alleging violations of state and federal securities law that seek compensatory and punitive damages, among other relief.

3. Inquiries regarding cross-border wealth management businesses

Following the disclosure and the settlement of the US cross-border matter, tax and regulatory authorities in a number of countries have made inquiries and served requests for information located in their respective jurisdictions relating to the cross-border wealth management services provided by UBS and other financial institutions. UBS is cooperating with these requests within the limits of financial privacy obligations under Swiss and other applicable laws.

4. Matters related to the credit crisis

UBS is responding to a number of governmental inquiries and investigations and is involved in a number of litigations, arbitrations and disputes related to the credit crisis of 2007-2009 and in particular mortgage-related securities and other structured transactions and derivatives. In particular, the SEC is investigating UBS’s valuation of super senior tranches of collateralized debt obligations (CDO) during the third quarter of 2007, UBS’s structuring and underwriting of certain CDOs during the first and second quarters of 2007, and UBS’s reclassification of financial assets pursuant to amendments to IAS 39 during the fourth quarter of 2008. UBS has provided documents and testimony to the SEC and is continuing to cooperate with the SEC in its investigations. UBS has also communicated with and has responded to other inquiries by various governmental and regulatory authorities concerning various matters related to the credit crisis. These matters concern,

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among other things, UBS’s (i) disclosures and writedowns, (ii) interactions with rating agencies, (iii) risk control, valuation, structuring and marketing of mortgage-related instruments, and (iv) role as underwriter in securities offerings for other issuers.

5. Lehman principal protection notes

From March 2007 through September 2008, UBS Financial Services Inc. (UBSFS) sold approximately USD 1 billion face amount of structured notes issued by Lehman Brothers Holdings Inc. (Lehman), a majority of which were referred to as “principal protection notes,” reflecting the fact that while the notes’ return was in some manner linked to market indices or other measures, some or all of the investor’s principal was an unconditional obligation of Lehman as issuer of the notes. Based on its role as an underwriter of Lehman structured notes, UBSFS has been named as a defendant in a putative class action asserting violations of disclosure provisions of the federal securities laws. It is vigorously defending the suit, and has filed an opposition, currently pending before the court, to plaintiffs’ motion to certify the case as a class action. Firms that underwrote other non-structured Lehman securities have been named as defendants in the same purported class action, and those underwriters have entered into settlements, pending court approval. UBSFS has also been named in numerous individual civil suits and customer arbitrations. The individual customer claims relate primarily to whether UBSFS adequately disclosed the risks of these notes to its customers. In April 2011, UBSFS entered into a settlement with FINRA related to the sale of these notes, pursuant to which UBSFS agreed to pay a USD 2.5 million fine and approximately USD 8.25 million in restitution and interest to a limited number of investors in the US.

6. Claims related to sales of residential mortgage-backed securities and mortgages

From 2002 through about 2007, UBS was a substantial underwriter and issuer of US residential mortgage-backed securities (RMBS). UBS has been named as a defendant relating to its role as underwriter and issuer of RMBS in a large number of lawsuits relating to approximately USD 42 billion in original face amount of RMBS underwritten or issued by UBS. Many of the lawsuits are in their early stages, and have not advanced beyond the motion to dismiss phase; others are in varying stages of discovery. Of the original face amount of RMBS at issue in these cases, approximately USD 9 billion was issued in offerings in which a UBS subsidiary transferred underlying loans (the majority of which were purchased from third-party originators) into a securitization trust and made representations and warranties about those loans (UBS-sponsored RMBS). The remaining USD 33 billion of RMBS to which these cases relate was issued by third parties in securitizations in which UBS acted as underwriter (third-party RMBS). In connection with certain of these lawsuits, UBS has indemnification rights against surviving third-party issu-

ers or originators for losses or liabilities incurred by UBS, but UBS cannot predict the extent to which it will succeed in enforcing those rights.

These lawsuits include an action brought by the Federal Housing Finance Agency (FHFA), as conservator for the Federal National Mortgage Association (Fannie Mae) and the Federal Home Loan Mortgage Corporation (Freddie Mac and collectively with Fannie Mae, the GSEs) in connection with the GSEs’ investments in USD 4.5 billion in original face amount of UBS-sponsored RMBS and USD 1.8 billion in original face amount of third-party RMBS. These suits assert claims for damages and rescission under federal and state securities laws and state common law and allege losses of approximately USD 1.2 billion. The FHFA also filed suits in September 2011 against UBS and other financial institutions relating to their role as underwriters of third-party RMBS purchased by the GSEs asserting claims under various legal theories, including violations of the federal and state securities laws and state common law. Additionally, UBS is named as a defendant in three lawsuits brought by insurers of RMBS seeking recovery of insurance paid to RMBS investors. These insurers allege that UBS and other RMBS underwriters aided and abetted misrepresentations and fraud by RMBS issuers, and claim equitable and contractual subrogation rights. In April 2012, one of these lawsuits was dismissed and another is in the process of being dismissed.

In September 2011 a federal court in New Jersey dismissed on statute of limitations grounds a putative class action lawsuit that asserted violations of the federal securities laws against various UBS entities, among others, in connection with USD 2.6 billion in original face amount of UBS-sponsored RMBS. The plaintiff filed an amended complaint in October 2011, which UBS has again moved to dismiss on statute of limitations grounds, among others.

As described below under “c) Other contingent liabilities”, UBS has also received demands to repurchase US residential mortgage loans as to which UBS made certain representations at the time the loans were transferred to the securitization trust.

In February 2012, Assured Guaranty Municipal Corp. (Assured Guaranty), a financial guaranty insurance company, filed suit against UBS Real Estate Securities Inc. (UBS RESI) in a New York State Court asserting claims for breach of contract and declaratory relief based on UBS RESI’s alleged failure to repurchase allegedly defective mortgage loans with an original principal balance of at least USD 997 million that serve as collateral for UBS-sponsored RMBS insured by Assured Guaranty. Assured Guaranty also claims that UBS RESI breached representations and warranties concerning the mortgage loans and breached certain obligations under commitment letters. Assured Guaranty seeks unspecified damages that include payments on current and future claims made under Assured Guaranty insurance policies totaling approximately USD 308 million at the time of the filing of the complaint, as well as compensatory and consequential losses, fees, expenses and pre-judgment interest. On 23 April 2012, UBS RESI moved to dismiss Assured Guaranty’s complaint.

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In April 2012, Freddie Mac filed a notice and summons in New York Supreme Court initiating suit against UBS RESI for breach of contract and declaratory relief arising from alleged breaches of representations and warranties in connection with certain mortgage loans and UBS RESI’s alleged failure to repurchase such mortgage loans. Freddie Mac seeks specific performance of UBS RESI’s alleged loan repurchase obligations for at least USD 94 million in original principal balance of loans for which Freddie Mac had previously demanded repurchase; no damages are specified. The complaint for this suit has not yet been filed.

7. Claims related to UBS disclosure

A putative consolidated class action has been filed in the United States District Court for the Southern District of New York against UBS, a number of current and former directors and senior officers and certain banks that underwrote UBS’s May 2008 Rights Offering (including UBS Securities LLC) alleging violation of the US securities laws in connection with UBS’s disclosures relating to UBS’s positions and losses in mortgage-related securities, UBS’s positions and losses in auction rate securities, and UBS’s US cross-border business. In September 2011, the court dismissed all claims based on purchases or sales of UBS ordinary shares made outside the US. On 15 December 2011, defendants moved to dismiss the claims based on purchases or sales of UBS ordinary shares made in the US for failure to state a claim. UBS, a number of senior officers and employees and various UBS committees have also been sued in a putative consolidated class action for breach of fiduciary duties brought on behalf of current and former participants in two UBS Employee Retirement Income Security Act (ERISA) retirement plans in which there were purchases of UBS stock. In March 2011, the court dismissed the ERISA complaint. On 27 March 2012, the court denied plaintiffs’ motion for leave to file an amended complaint. Plaintiffs have filed a notice of appeal.

8. Madoff

In relation to the Bernard L. Madoff Investment Securities LLC (BMIS) investment fraud, UBS AG, UBS (Luxembourg) SA and certain other UBS subsidiaries have been subject to inquiries by a number of regulators, including FINMA and the Luxembourg Commission de Surveillance du Secteur Financier (CSSF). Those inquiries concerned two third-party funds established under Luxembourg law, substantially all assets of which were with BMIS, as well as certain funds established in offshore jurisdictions with either direct or indirect exposure to BMIS. These funds now face severe losses, and the Luxembourg funds are in liquidation. The last reported net asset value of the two Luxembourg funds before revelation of the Madoff scheme was approximately USD 1.7 billion in the aggregate, although that figure likely includes fictitious profit reported by BMIS. The documentation establishing both funds identifies UBS entities in various roles including custodian, administrator, manager, distributor and promoter, and indicates that UBS employees serve as board members. UBS (Luxembourg)

SA and certain other UBS subsidiaries are responding to inquiries by Luxembourg investigating authorities, without however being named as parties in those investigations. In December 2009 and March 2010, the liquidators of the two Luxembourg funds filed claims on behalf of the funds against UBS entities, non-UBS entities and certain individuals including current and former UBS employees. The amounts claimed are approximately EUR 890 million and EUR 305 million, respectively. The liquidators have filed supplementary claims for amounts that the funds may possibly be held liable to pay the BMIS Trustee. These amounts claimed by the liquidator are approximately EUR 564 million and EUR 370 million, respectively. In addition, a large number of alleged beneficiaries have filed claims against UBS entities (and non-UBS entities) for purported losses relating to the Madoff scheme. The majority of these cases are pending in Luxembourg, where appeals have been filed by the claimants against the March 2010 decisions of the court in which the claims in a number of test cases were held to be inadmissible. In the US, the BMIS Trustee has filed claims against UBS entities, among others, in relation to the two Luxembourg funds and one of the offshore funds. A claim was filed in November 2010 against 23 defendants including UBS entities, the Luxembourg and offshore funds concerned and various individuals, including current and former UBS employees. The total amount claimed against all defendants in this action was not less than USD 2 billion. A second claim was filed in December 2010 against 16 defendants including UBS entities and the Luxembourg fund concerned. The total amount claimed against all defendants was not less than USD 555 million. Following a motion by UBS, in November 2011 the District Court dismissed all of the BMIS Trustee’s claims other than claims for recovery of fraudulent conveyances and preference payments that were allegedly transferred to UBS on the ground that the BMIS Trustee lacks standing to bring such claims. The BMIS Trustee has appealed the District Court’s decision. In Germany, certain clients of UBS are exposed to Madoff-managed positions through third-party funds and funds administered by UBS entities in Germany. A small number of claims have been filed with respect to such funds.

9. Transactions with City of Milan and other Italian public sector entities

In January 2009, the City of Milan (City) filed civil proceedings against UBS Limited, UBS Italia SIM Spa and three other international banks in relation to a 2005 bond issue and associated derivatives transactions entered into with the City between 2005 and 2007. The claim was to recover alleged damages in an amount which would compensate for terms of the related derivatives which the City claimed to be objectionable. In the alternative, the City seeks to recover alleged hidden profits asserted to have been made by the banks in an amount of approximately EUR 88 million (of which UBS Limited is alleged to have received approximately EUR 16 million) together with further damages of not less than EUR 150 million. The claims are made against all of the

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banks on a joint and several basis. The case was stayed following a petition filed by the banks to the Italian Court of Cassation challenging the jurisdiction of the Italian courts but was likely to resume following the recent decision of the Court which confirmed jurisdiction of the Italian courts. In addition, two current UBS employees and one former employee, together with employees from other banks, a former City officer and a former adviser to the City, are facing a criminal trial for alleged “aggravated fraud” in relation to the City’s 2005 bond issue and the execution, and subsequent restructuring, of certain related derivative transactions. The primary allegation is that UBS Limited and the other international banks obtained hidden and/or illegal profits by entering into the derivative contracts with the City. In the criminal proceedings, UBS Limited also faces an administrative charge of failing to have in place a business organizational model to avoid the alleged misconduct by employees, the sanctions for which could include a limitation on activities in Italy. The City had separately asserted claims for damages against UBS Limited and UBS individuals in those proceedings. In March 2012, UBS Limited and UBS Italia SIM Spa finalized a settlement agreement with the City which enabled the City to terminate the interest rate swap component of the existing derivative transactions in consideration of the City’s release of all of its damages claims, including those filed in the criminal proceedings. Under the settlement, UBS Limited applied a discount to the cost of the transaction for the City without any admission of liability. The terms of the settlement are confidential. The settlement does not dispose of the ongoing criminal proceedings. A number of transactions which UBS Limited and UBS AG respectively entered into with other public entity counterparties in Italy have also been called into question or become the subject of legal proceedings and claims for damages and other awards. These include derivative transactions with the Regions of Calabria, Tuscany, Lombardy and Lazio and the City of Florence. Florence and Tuscany have also attempted to invoke Italian administrative law remedies which purport to allow a public entity to challenge its own decision to enter into the relevant contracts and avoid their obligations thereunder. UBS is resisting these attempts.

UBS has issued proceedings before the English courts in connection with a number of derivative transactions with Italian public entities. These proceedings are aimed at obtaining declaratory judgments as to the validity and enforceability of UBS’s English law contractual arrangements with its counterparties and, to the extent relevant, the legitimacy of UBS’s conduct in respect of those counterparties. The English proceedings against the City of Milan and the Region of Tuscany were stayed by agreement of the parties. Pursuant to the above-mentioned settlement agreement entered into with the City of Milan, the English proceedings against the City of Milan will be discontinued.

In March 2012, an in-principle settlement was reached with the Region of Lombardy. Subject to appropriate documentation, the parties have agreed to resolve their disputes relating to the swap transactions between them.

10. HSH Nordbank AG (HSH)

HSH has filed an action against UBS in New York State court relating to USD 500 million of notes acquired by HSH in a synthetic CDO transaction known as North Street Referenced Linked Notes, 2002-4 Limited (NS4). The notes were linked through a credit default swap between the NS4 issuer and UBS to a reference pool of corporate bonds and asset-backed securities. HSH alleges that UBS knowingly misrepresented the risk in the transaction, sold HSH notes with “embedded losses”, and improperly profited at HSH’s expense by misusing its right to substitute assets in the reference pool within specified parameters. HSH is seeking USD 500 million in compensatory damages plus pre-judgment interest. The case was initially filed in 2008. On 27 March 2012, a New York state appellate court dismissed HSH’s fraud claim and affirmed the trial court’s dismissal of its negligent misrepresentation claim and punitive damages demand. As a result, the claims remaining in the case are for breach of contract and breach of the implied covenant of good faith and fair dealing. HSH has sought permission to appeal the appellate court’s decision to the New York Court of Appeals.

11. Kommunale Wasserwerke Leipzig GmbH (KWL)

In 2006 and 2007, KWL entered into a series of Credit Default Swap (CDS) transactions with bank swap counterparties, including UBS. UBS entered into back-to-back CDS transactions with the other bank swap counterparties, Depfa Bank plc (Depfa) and another bank, in relation to their respective swaps with KWL. Under the CDS contracts between KWL and UBS, the last of which were terminated by UBS on 18 October 2010, a net sum of approximately USD 138 million has fallen due from KWL but not been paid. In January 2010, UBS issued proceedings in the English High Court against KWL seeking various declarations from the English court, in order to establish that the swap transaction between KWL and UBS is valid, binding and enforceable as against KWL. In October 2010, the English court ruled that it has jurisdiction and will hear the proceedings and UBS issued a further claim seeking declarations concerning the validity of its early termination of the remaining CDS transactions with KWL. KWL withdrew its appeal from that decision and the civil dispute is now proceeding before the English court. UBS has served Particulars of Claim and KWL has served its Defence and Counterclaim which also joins UBS Limited (on the basis that UBS Limited is a party to the engagement letter with KWL) and Depfa to the proceedings.

In March 2010, KWL issued proceedings in Leipzig, Germany against UBS and other banks involved in these contracts, claiming that the swap transactions are void and not binding on the basis of KWL’s allegation that KWL did not have the capacity or the necessary internal authorization to enter into the transactions and that the banks knew this. Upon and as a consequence of KWL withdrawing its appeal on jurisdiction in England KWL has also withdrawn its civil claims against UBS and Depfa in the German courts and no civil claim will proceed against either of them in Germany. The proceedings brought by KWL against the third

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bank are now proceeding before the German courts. The Leipzig court has ruled that it is for the London court and not the Leipzig court to determine the validity and effect of a Third Party Notice served by the other bank on UBS in the Leipzig proceedings.

In April 2010, UBS issued separate proceedings in the English High Court against Depfa and the other bank concerned respectively seeking declarations as to the parties’ obligations under those transactions. The back-to-back CDS transactions were terminated in April and June 2010. The aggregate amount that UBS contends is outstanding under those transactions is approximately USD 183 million plus interest, in respect of which UBS contends it is owed USD 83.3 million, plus interest, by Depfa. The stay of the court proceedings against one of the bank swap counterparties has been terminated by UBS, and UBS has added a money claim to the proceedings. Depfa has terminated the stay of the proceedings brought against it by UBS Limited and has added a claim against KWL to those proceedings, which will now proceed.

In January 2011, the former managing director of KWL and two financial advisers were convicted on criminal charges related to certain KWL transactions, including swap transactions with UBS and other banks.

In November 2011, the SEC commenced an inquiry regarding the KWL transactions and UBS is providing information to the SEC relating to those transactions.

12. Puerto Rico

On 26 April 2012, UBS Financial Services Inc. of Puerto Rico (UBS PR) settled an administrative proceeding with the SEC related to disclosures and secondary market trading involving shares of closed-end funds sold by UBS PR during 2008 and 2009. Under the terms of the settlement, and without admitting or denying the findings, UBS PR will pay a penalty, disgorgement and prejudgment interest totaling USD 26.6 million. UBS PR also consented to a censure and a cease and desist from future violations of various provisions of the federal securities laws, and will hire an independent consultant to review UBS PR’s closed-end fund disclosures and trading policies and procedures. Separately, UBS PR and dozens of unrelated parties were sued in Puerto Rico Superior Court in October 2011 in a purported civil derivative action seeking to bring claims on behalf of the Employee Retirement System of Puerto Rico related to, among other things, the issuance of the bonds underwritten by UBS PR and the investment of the proceeds of those bond issuances. UBS PR’s motion to dismiss that action is pending.

13. LIBOR

Several government agencies, including the SEC, the US Commodity Futures Trading Commission, the DOJ and the FSA, are conducting investigations regarding submissions with respect to British Bankers’ Association LIBOR rates. We understand that the investigations focus on whether there were improper attempts by UBS (among others), either acting on our own or together with others, to manipulate LIBOR rates at certain times. In addition, the Swiss Competition Commission (WEKO) has commenced an investigation of numerous banks and financial intermediaries concerning possible collusion relating to LIBOR and TIBOR reference rates and certain derivatives transactions.

UBS has been granted conditional leniency or conditional immunity from authorities in certain jurisdictions, including the Antitrust Division of the DOJ and WEKO, in connection with potential antitrust or competition law violations related to submissions for Yen LIBOR and Euroyen TIBOR. WEKO has also granted UBS conditional immunity in connection with potential competition law violations related to submissions for Swiss franc LIBOR and certain transactions related to Swiss franc LIBOR. The Canadian Competition Bureau has granted UBS conditional immunity in connection with potential competition law violations related to submissions for Yen LIBOR. As a result of these conditional grants, we will not be subject to prosecutions, fines or other sanctions for antitrust or competition law violations in the jurisdictions where we have conditional immunity or leniency in connection with the matters we reported to those authorities, subject to our continuing cooperation. However, the conditional leniency and conditional immunity grants we have received do not bar government agencies from asserting other claims against us. In addition, as a result of the conditional leniency agreement with the DOJ, we are eligible for a limit on liability to actual rather than treble damages were damages to be awarded in any civil antitrust action under US law based on conduct covered by the agreement and for relief from potential joint-and-several liability in connection with such civil antitrust action, subject to our satisfying the DOJ and the court presiding over the civil litigation of our cooperation. The conditional leniency and conditional immunity grants do not otherwise affect the ability of private parties to assert civil claims against us.

On 16 December 2011, the Japan Financial Services Agency (JFSA) commenced an administrative action against UBS Securities Japan Ltd (UBS Securities Japan) based on findings by the Japan Securities and Exchange Surveillance Commission (SESC) that (i) a trader of UBS Securities Japan engaged in inappropriate conduct relating to Euroyen TIBOR (Tokyo Interbank Offered Rate) and Yen LIBOR, including approaching UBS AG, Tokyo Branch, and other banks to ask them to submit TIBOR rates taking into account requests from the trader for the purpose of benefiting trading positions; and (ii) serious problems in the internal controls of UBS Securities Japan resulted in its failure to detect this conduct. Based on the findings, the JFSA issued a Business Suspension Order requiring UBS Securities Japan to suspend trading in derivatives transactions related to Yen LIBOR and Euroyen TIBOR from 10 January to 16 January 2012 (excluding transactions required to perform existing contracts). The JFSA also issued a Business Improvement Order that requires UBS Securities Japan to (i) develop a plan to ensure compliance with its legal and regulatory obligations and to establish a control framework that is designed to prevent recurrences of the conduct identified in the JFSA’s administrative action, and (ii) provide periodic writ-

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ten reports to the JFSA regarding the company’s implementation of the measures required by the order. On the same day the JFSA also commenced an administrative action against UBS AG, Tokyo Branch, based on a finding that an employee of the Tokyo branch “continuously received approaches” from an employee of UBS Securities Japan regarding Euroyen TIBOR rate submissions, which was determined to be an inappropriate practice that was not reported to the branch’s management. Pursuant to this administrative action, the JFSA issued an order under the Japan Banking Act which imposes requirements similar to those imposed under the Business Improvement Order directed to UBS Securities Japan.

A number of putative class actions and other actions are pending in federal court in Manhattan against UBS and numerous other banks on behalf of certain parties who transacted in LIBOR-based derivatives. The complaints allege manipulation, through various means, of the US dollar LIBOR rate and prices of US dollar LIBOR-based derivatives in various markets. Claims for damages are asserted under various legal theories, including violations of the US Commodity Exchange Act and antitrust laws. Plaintiffs are required to file a consolidated amended complaint by 30 April 2012.

14. SinoTech Energy Limited

Since August 2011, multiple putative class action complaints have been filed, and have since been consolidated, in the United States District Court for the Southern District of New York against SinoTech Energy Limited (SinoTech), its officers and directors, its auditor at the time of the offering, and its underwriters, including UBS, alleging, among other claims, that the registration statement and prospectus in connection with SinoTech’s Novem-

ber 2010 USD 168 million initial public offering of American Depositary Shares contained materially misleading statements and omissions, in violation of the US federal securities laws. UBS underwrote 70% of the offering. Plaintiffs seek unspecified compensatory damages, among other relief.

On 23 April 2012, the SEC filed a complaint against SinoTech and three of its executives alleging certain improprieties arising out of actions that occurred subsequent to the initial public offering. UBS is not a party to the action nor is it referred to in the complaint.

15. Swiss retrocessions

The Zurich High Court decided in January 2012, in a test case, that fees received by a bank for the distribution of financial products issued by third parties should be considered to be “retrocessions” unless they are received by the bank for genuine distribution services. Fees considered to be retrocessions would have to be disclosed to the affected clients and, absent specific client consent, surrendered to them. Both parties have appealed the decision to the Swiss Supreme Court. If the holding in this case is not reversed on appeal and is followed in other cases, UBS (like other banks in Switzerland) could be subject to reimbursement claims by certain clients for fees retained in the past.

16. Unauthorized trading incident

FINMA and the FSA have been conducting a joint investigation of the unauthorized trading incident that occurred in the Investment Bank and was announced in September 2011. In addition, FINMA and the FSA have announced that they have commenced enforcement proceedings against UBS in relation to this matter.

c) Other contingent liabilities

Demands related to sales of mortgages and RMBS

For several years prior to the crisis in the US residential mortgage loan market, we sponsored securitizations of US residential mortgage-backed securities (RMBS) and were a purchaser and seller of US residential mortgages. A subsidiary of UBS, UBS RESI, acquired pools of residential mortgage loans from originators and (through an affiliate) deposited them into securitization trusts. In this manner, from 2004 through 2007 UBS RESI sponsored approximately USD 80 billion in RMBS, based on the original principal balances of the securities issued. The overall market for privately issued US RMBS during this period was approximately USD 3.9 trillion.

UBS RESI also sold pools of loans acquired from originators to third-party purchasers. These whole loan sales during the period 2004 through 2007 totaled approximately USD 19 billion in original principal balance.

We were not a significant originator of US residential loans.

A subsidiary of UBS originated approximately USD 1.5 billion in US residential mortgage loans during the period in which it was active from 2006 to 2008, and securitized less than half of these loans.

When we acted as an RMBS sponsor or mortgage seller, we generally made certain representations relating to the characteristics of the underlying loans. In the event of a material breach of these representations, we were in certain circumstances contractually obligated to repurchase the loans to which they related or to indemnify certain parties against losses. We have been notified by certain institutional purchasers and insurers of mortgage loans and RMBS, including a GSE, that possible breaches of representations may entitle the purchasers to require that UBS repurchase the loans or to other relief. We have tolling agreements with some of these institutional purchasers concerning their potential claims. The table below summarizes repurchase demands received by UBS and UBS’s repurchase activity from 2006 through 26 April 2012.

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	123,123.1	123,123.1	123,123.1	123,123.1	123,123.1	123,123.1
Loan repurchase demands by year received – original principal balance of loans[1]
USD million	2006–2008	2009	2010	2011	through 26 April 2012	Total
Actual or agreed loan repurchases / make whole payments by UBS	11.7	1.4				13.1

Demands resolved or expected to be resolved through enforcement of UBS’s indemnification rights against third-party originators		77.4	1.8	46.2	244.3	369.6

Demands resolved in litigation	0.6	20.7				21.3

Demands in litigation[2]			345.6	652.1	93.8	1,091.5

Demands rebutted by UBS but not yet rescinded by counterparty		3.2	1.8	368.5	80.5	454.0

Demands rescinded by counterparty	110.2	100.4	18.8	8.3		237.7

Demands in review by UBS		2.1	0.1	9.0	4.2	15.3

Total	122.5	205.1	368.2	1,084.1	422.7	2,202.6

1 Loans submitted by multiple counterparties are counted only once.    2 Includes (i) USD 125 million of demands in litigation which were previously classified as Demands resolved or expected to be resolved through enforcement of UBS’s indemnification rights against third-party originators; and (ii) USD 50 million of demands in litigation which were previously classified as Actual or agreed loan repurchases / make whole payments by UBS.

Our balance sheet as of 31 March 2012 reflected a provision of USD 104 million based on our best estimate of the loss arising from certain loan repurchase demands received since 2006 to which we have agreed or which remain unresolved, and for certain anticipated loan repurchase demands of which we have been informed. As described above under “b) Litigation and regulatory matters”, Freddie Mac filed a notice and summons in New York Supreme Court in April 2012 seeking specific performance of UBS RESI’s alleged loan repurchase obligations for loans totaling at least USD 94 million in original principal balance; Assured Guaranty filed a lawsuit against UBS RESI on 2 February 2012 relating to loan repurchase demands totaling approximately USD 997 million in original principal balance. Assured Guaranty made additional loan repurchase demands totaling USD 318 million in original principal balance in early April 2012, and it is not clear when or to what extent additional demands may be made by Assured Guaranty, Freddie Mac or others. UBS also cannot reliably estimate when or to what extent the provision will be utilized in connection with actual payments to resolve loan repurchase demands, because both the submission of loan repurchase demands and the timing of resolution of such demands are uncertain.

Payments that UBS has made or agreed to make to date to resolve repurchase demands equate to approximately 62% of the original principal balance of the related loans. Most of the payments that UBS has made or agreed to make to date have related to so-called “Option ARM” loans; severity rates may vary for other types of loans or for Option ARMs with different characteristics. Actual losses upon repurchase will reflect the estimated value of the loans in question at the time of repurchase as well as, in some cases, partial repayment by the borrowers or advances by servicers prior to repurchase. It is not possible to predict future indemnity rates or percentage losses upon repurchase for reasons including timing and market uncertainties.

In most instances in which we would be required to repurchase loans or indemnify against losses due to misrepresentations, we would be able to assert demands against third-party loan originators who provided representations when selling the related loans to UBS. However, many of these third parties are insolvent or no longer exist. We estimate that, of the total original principal balance of loans sold or securitized by UBS from 2004 through 2007, less than 50% was purchased from surviving third-party originators. In connection with approximately 60% of the loans (by original principal balance) for which UBS has made payment or agreed to make payment in response to demands received in 2010, UBS has asserted indemnity or repurchase demands against originators. Only a small number of our demands have been resolved, and we have not recognized any asset on our balance sheet in respect of the unresolved demands. Since 2011, UBS has advised certain surviving originators of repurchase demands made against UBS for which UBS would be entitled to indemnity, and has asserted that such demands should be resolved directly by the originator and the party making the demand.

We cannot reliably estimate the level of future repurchase demands, and do not know whether our rebuttals of such demands will be a good predictor of future rates of rebuttal. We also cannot reliably estimate the timing of any such demands.

As described above under “b) Litigation and regulatory matters”, we are also subject to claims and threatened claims in connection with our role as underwriter and issuer of RMBS.

97

Notes to the interim consolidated financial statements

Note 17 Financial instruments not recognized on the balance sheet

The table below shows the maximum irrevocable amount of guarantees, commitments and forward starting transactions.

	31.3.12			31.12.11
CHF million	Gross	Sub- participations	Net	Gross	Sub- participations	Net
Guarantees

Credit guarantees and similar instruments	8,583	(294)	8,289	8,671	(315)	8,356

Performance guarantees and similar instruments	3,355	(606)	2,749	3,337	(493)	2,845

Documentary credits	6,869	(657)	6,211	6,897	(737)	6,160

Total guarantees	18,807	(1,557)	17,250	18,905	(1,545)	17,360

Commitments

Loan commitments	60,632	(1,586)	59,046	58,192	(1,640)	56,552

Underwriting commitments	599	(486)	113	1,160	(278)	882

Total commitments	61,231	(2,072)	59,159	59,352	(1,918)	57,434

Forward starting transactions[1]

Reverse repurchase agreements	43,740			27,113

Securities borrowing agreements	584			502

Repurchase agreements	34,808			21,134

1 Cash to be paid in the future by either UBS or the counterparty.

Note 18 Currency translation rates

The following table shows the rates of the main currencies used to translate the financial information of our foreign operations into Swiss francs:

	Spot rate			Average rate[1]
	As of			For the quarter ended
	31.3.12	31.12.11	31.3.11	31.3.12	31.12.11	31.3.11

1 USD	0.90	0.94	0.92	0.91	0.91	0.93

1 EUR	1.20	1.21	1.30	1.20	1.22	1.29

1 GBP	1.44	1.46	1.47	1.45	1.45	1.49

100 JPY	1.09	1.22	1.10	1.12	1.18	1.13

1 Monthly income statement items of foreign operations with a functional currency other than Swiss franc are translated with month-end rates into Swiss franc. Disclosed average rates for a quarter represent an average of three month-end rates, weighted according to the income and expense volumes of all foreign operations of the Group with the same functional currency for each month. Weighted average rates for individual business divisions may deviate from the weighted average rates for the Group.

Financial information

Supplemental information (unaudited) for

UBS AG (Parent Bank) and UBS Limited

Supplemental information (unaudited) for UBS AG (Parent Bank) and UBS Limited

UBS AG (Parent Bank) financial information

Income statement UBS AG (Parent Bank)

	For the quarter ended	For the year ended
CHF million	31.3.12	31.12.11

Net interest income	1,119	4,597

Net fee and commission income	1,592	6,373

Net trading income	1,625	3,545

Other income from ordinary activities	166	3,508

of which: dividend income from investments in subsidiaries and other participations	8	758

Operating income	4,502	18,023

Personnel expenses	1,879	8,309

General and administrative expenses	1,066	4,380

Operating expenses	2,945	12,690

Operating profit	1,557	5,333

Impairment of investments in subsidiaries and other participations	420	165

Depreciation of fixed assets	117	581

Allowances, provisions and losses	24	153

Profit before extraordinary items and taxes	996	4,434

Extraordinary income	223	1,888

Extraordinary expenses	(12)	(649)

Tax (expense) / benefit	8	(232)

Profit for the period	1,214	5,440

Financial information

Balance sheet UBS AG (Parent Bank)

			% change from
CHF million	31.3.12	31.12.11	31.12.11

Assets

Liquid assets	80,442	38,094	111

Money market papers	38,890	41,222	(6)

Due from banks	180,110	231,401	(22)

Due from customers	155,239	148,474	5

Mortgage loans	145,393	144,346	1

Trading balances in securities and precious metals	127,828	120,312	6

Financial investments	24,295	20,193	20

Investments in subsidiaries and other participations	24,649	23,990	3

Fixed assets	4,863	4,807	1

Accrued income and prepaid expenses	2,169	2,114	3

Positive replacement values	57,477	64,580	(11)

Other assets	6,613	6,552	1

Total assets	847,968	846,085	0

Liabilities

Money market papers issued	49,431	56,788	(13)

Due to banks	132,923	124,625	7

Trading portfolio liabilities	42,345	32,522	30

Due to customers on savings and deposit accounts	87,573	85,393	3

Other amounts due to customers	270,537	278,096	(3)

Medium-term bonds	1,759	1,951	(10)

Bonds issued and loans from central mortgage institutions	95,603	89,361	7

Financial liabilities designated at fair value	62,169	62,976	(1)

Accruals and deferred income	5,951	6,671	(11)

Negative replacement values	49,540	58,994	(16)

Other liabilities	7,333	7,122	3

Allowances and provisions	1,412	1,412	0

Total liabilities	806,576	805,911	0

Equity

Share capital	383	383	0

General statutory reserve	32,354	32,350	0

Reserve for own shares	583	1,066	(45)

Other reserves	1,417	934	52

Profit first quarter 2012	1,214

Profit full year 2011	5,440	5,440	0

Equity attributable to shareholders	41,392	40,174	3

Total liabilities and equity	847,968	846,085	0

Supplemental information (unaudited) for UBS AG (Parent Bank) and UBS Limited

Basis of accounting UBS AG (Parent Bank)

The Parent Bank financial statements are prepared in accordance with Swiss Federal banking law. The accounting policies are principally the same as the IFRS based accounting policies for the Group, as described more fully in “Note 1 Summary of significant accounting policies” to the consolidated financial statements in the Annual Report 2011. Principal differences between the accounting policies for the Group and for the Parent Bank are described in “Note 39 Swiss banking law requirements” to the consolidated financial statements in the Annual Report 2011. Further information can be found on the accounting policies applied for the statutory accounts of the Parent Bank in “Note 2 Accounting policies”

to the Parent Bank financial statements in the Annual Report 2011.

In preparing the interim financial information for the Parent Bank, the same accounting principles and methods of computation have been applied as in the annual financial statements as of 31 December 2011. This interim financial information is unaudited and should be read in conjunction with the audited financial statements included in our Annual Report 2011.

The balance sheets as of 31 March 2012 and 31 December 2011 are presented before appropriation of retained earnings subject to approval at our Annual General Meeting of Shareholders on 3 May 2012.

Reconciliation Swiss Federal Banking Law equity to FINMA / BIS Basel 2.5 capital UBS AG (Parent Bank)

CHF billion	31.3.12

Equity – Swiss Federal Banking Law	41.4

Add: net deferred tax assets	5.5

Add: other adjustments	1.0

Less: treasury shares / deduction for own shares	(1.7)

Less: goodwill & intangible assets	(0.4)

Less: securitization exposures[1]	(2.0)

Less: net long position of participations[2]	(10.0)

FINMA / BIS tier 1 capital	33.8

FINMA / BIS total capital	34.2

1 Includes 50% of securitization exposures and 50% of the fair value of our option to acquire the SNB StabFund’s equity.  2 Includes 50% of net long positions of participations in the finance sector.

Financial information

BIS Basel 2.5 capital information UBS AG (Parent Bank)

CHF million, except where indicated	31.3.12	31.12.11

BIS core tier 1 capital	33,786	35,626

BIS tier 1 capital	33,786	35,626

BIS total capital	34,161	37,736

BIS core tier 1 capital ratio (%)	15.1	14.2

BIS tier 1 capital ratio (%)	15.1	14.2

BIS total capital ratio (%)	15.3	15.0

BIS risk-weighted assets	223,220	250,908

FINMA Basel 2.5 capital information UBS AG (Parent Bank)

CHF million, except where indicated	31.3.12	31.12.11

FINMA core tier 1 capital	33,786	35,626

FINMA tier 1 capital	33,786	35,626

FINMA total capital	34,161	37,736

FINMA core tier 1 capital ratio (%)	14.0	13.2

FINMA tier 1 capital ratio (%)	14.0	13.2

FINMA total capital ratio (%)	14.2	14.0

FINMA risk-weighted assets[1]	241,202	269,211

1 Risk-weighted assets for supervisory purposes are based on Swiss Financial Market Supervisory Authority (FINMA) regulations, and are higher than under the BIS Basel 2.5 guidelines. The differences relate to the FINMA surcharge on credit risk RWA for exposures treated under the standardized approach, a surcharge for non-counterparty-related assets and additional requirements for market risk.

Supplemental information (unaudited) for UBS AG (Parent Bank) and UBS Limited

UBS Limited financial information

Income statement UBS Limited1

	For the quarter ended	For the year ended
GBP million	31.3.12	31.12.11

Interest income	162	1,151

Interest expense	(165)	(1,163)

Net interest income	(3)	(12)

Net fee and commission income	(1)	(6)

Net trading income	3	31

Other income	59	226

Total operating income	58	239

Total operating expenses	51	214

Operating profit before tax	7	24

Tax expense / (benefit)	2	7

Net profit	5	18

1 In accordance with International Financial Reporting Standards.

Financial information

Balance sheet UBS Limited1

			% change from
GBP million	31.3.12	31.12.11	31.12.11

Assets

Due from banks	12,570	11,876	6

Cash collateral on securities borrowed and reverse repurchase agreements	40,004	45,562	(12)

Trading portfolio assets	753	822	(8)

Positive replacement values	90,168	98,984	(9)

Cash collateral receivables on derivative instruments	16,240	16,631	(2)

Loans	530	501	6

Other assets	4,381	3,556	23

Total assets	164,646	177,931	(7)

Liabilities

Due to banks	7,418	7,919	(6)

Cash collateral on securities lent and repurchase agreements	39,585	43,859	(10)

Trading portfolio liabilities	763	880	(13)

Negative replacement values	90,168	98,985	(9)

Cash collateral payables on derivative instruments	21,845	22,217	(2)

Due to customers	405	441	(8)

Other liabilities	1,501	1,280	17

Total liabilities	161,686	175,580	(8)

Equity

Share capital	194	154	26

Share premium	2,656	2,096	27

Retained earnings	83	77	7

Cumulative net income recognized directly in equity, net of tax	29	24	20

Total equity	2,961	2,351	26

Total liabilities and equity	164,646	177,931	(7)

1 In accordance with International Financial Reporting Standards.

Capital information UBS Limited[1]
		Basel 2.5
GBP million, except where indicated		31.3.12	31.12.11
Core tier 1 capital		2,926	2,326

Tier 1 capital		2,926	2,326

Total capital		2,949	2,349

Risk-weighted assets		3,620	3,972

Core tier 1 capital ratio (%)		80.8	58.6

Tier 1 capital ratio (%)		80.8	58.6

Total capital ratio (%)		81.5	59.2

1 In accordance with UK Financial Services Authority regulations.

Appendix

UBS shares

UBS share price chart vs DJ Banks Titans Index

UBS shares and market capitalization

	As of			% change from
	31.3.12	31.12.11	31.3.11	31.12.11	31.3.11
Share price (CHF)	12.65	11.18	16.48	13	(23)

Market capitalization (CHF million)[1]	48,488	42,843	63,144	13	(23)

1 Market capitalization is calculated based on the total UBS ordinary shares issued multiplied by the UBS share price at period end. Refer to “Note 8 Earnings per share (EPS) and shares outstanding” in the “Financial information” section of this report for more information.

UBS shares are registered shares with a par value of CHF 0.10 per share. They are traded and settled as Global Registered Shares. Global Registered Shares provide direct and equal ownership for all shareholders, irrespective of the country and stock exchange on which they are traded. The shares are currently listed on the SIX Swiss Exchange and the New York Stock Exchange.

Ticker symbols
Trading exchange	Bloomberg	Reuters
SIX Swiss Exchange	UBSN VX	UBSN.VX

New York Stock Exchange	UBS UN	UBS.N
Security identification codes
ISIN		CH0024899483

Valoren		2 489 948

Cusip		CINS H89231 33 8

Information sources

Reporting publications

Annual publications: Annual report (SAP no. 80531): Published in both English and German, this single volume report provides a description of: UBS Group strategy and performance; the strategy and performance of the business divisions and the Corporate Center; risk, treasury and capital management; corporate governance, responsibility and compensation, including compensation to the Board of Directors and the Group Executive Board members; and financial information, including the financial statements. Review (SAP no. 80530): The booklet contains key information on our strategy and financials. It is published in English, German, French and Italian. Compensation Report (SAP no. 82307): The report discusses our compensation framework and provides information on compensation to the Board of Directors and the Group Executive Board members. It is published in English and German.

Quarterly publications: Letter to shareholders: The letter provides a quarterly update from executive management on our strategy and performance. The letter is published in English, German, French and Italian. Financial report (SAP no. 80834): The quarterly financial report provides an update on our strategy and performance for the respective quarter. It is published in English.

How to order reports: The annual and quarterly publications are available in PDF format on the internet at www.ubs.com/investors in the “Financial information” section. Printed copies can be ordered from the same website by accessing the “Order print publications” panel on the left-hand side of the screen. Alternatively, they can be ordered by quoting the SAP number and the language preference where applicable, from UBS AG, F4UK-AUL, P.O. Box, CH-8098 Zurich, Switzerland.

Other information

Website: The “Investor Relations” website at www.ubs.com/investors provides the following information on UBS: press releases; financial information (including results-related filings with the US Securities and Exchange Commission); corporate information, including UBS share price charts and data and dividend information; the UBS corporate calendar; and presentations by management for investors and financial analysts. Information on the internet is available in English and German.

Result presentations: Our quarterly results presentations are webcast live. A playback of most presentations is downloadable at www.ubs.com/presentations.

Messaging service/UBS news alert: On the www.ubs.com/newsalerts website, it is possible to subscribe to receive news alerts about UBS via SMS or e-mail. Messages are sent in English, German, French or Italian and it is possible to state theme preferences for the alerts received.

Form 20-F and other submissions to the US Securities and Exchange Commission: We file periodic reports and submit other information about UBS to the US Securities and Exchange Commission (SEC). Principal among these filings is the annual report on Form 20-F, filed pursuant to the US Securities Exchange Act of 1934. The filing of Form 20-F is structured as a “wrap-around” document. Most sections of the filing can be satisfied by referring to parts of the annual report. However, there is a small amount of additional information in Form 20-F which is not presented elsewhere, and is particularly targeted at readers in the US. Readers are encouraged to refer to this additional disclosure. Any document that we file with the SEC is available to read and copy on the SEC’s website, www.sec.gov, or at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, DC, 20549. Please call the SEC by dialing +1-800-SEC-0330 for further information on the operation of its public reference room. Please visit http://www.ubs.com/investors for more information.

Cautionary Statement Regarding Forward-Looking Statements | This report contains statements that constitute “forward-looking statements”, including but not limited to management’s outlook for UBS’s financial performance and statements relating to the anticipated effect of transactions and strategic initiatives on UBS’s business and future development. While these forward-looking statements represent UBS’s judgments and expectations concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS’s expectations. These factors include, but are not limited to: (1) developments in the markets in which UBS operates or to which it is exposed, including movements in securities prices or liquidity, credit spreads, currency exchange rates and interest rates and the effect of economic conditions and market developments on the financial position or creditworthiness of UBS’s clients and counterparties; (2) changes in the availability of capital and funding, including any changes in UBS’s credit spreads and ratings; (3) the ability of UBS to reduce its Basel III risk-weighted assets in order to comply with future Swiss capital requirements without materially adversely affecting its profitability; (4) changes in financial legislation and regulation in Switzerland, the US, the UK and other major financial centers which may impose constraints on or necessitate changes in the scope and location of UBS’s business activities and in its legal and booking structures, including the imposition of more stringent capital and liquidity requirements, incremental tax requirements and constraints on remuneration; (5) possible constraints or sanctions that regulatory authorities might impose on UBS, including as a consequence of the unauthorized trading incident announced in September 2011; (6) changes in UBS’s competitive position, including whether differences in regulatory capital and other requirements among the major financial centers will adversely affect UBS’s ability to compete in certain lines of business, (7) the liability to which UBS may be exposed due to litigation, contractual claims and regulatory investigations, some of which stem from the market events and losses incurred by clients and counterparties during the financial crisis of 2007-2009; (8) the effects on UBS’s cross-border banking business of tax treaties negotiated or under discussion between Switzerland and other countries and future tax or regulatory developments; (9) the degree to which UBS is successful in effecting organizational changes and implementing strategic plans, and whether those changes and plans will have the effects intended; (10) UBS’s ability to retain and attract the employees necessary to generate revenues and to manage, support and control its businesses; (11) changes in accounting standards or policies, and accounting determinations affecting the recognition of gain or loss, the valuation of goodwill and other matters; (12) limitations on the effectiveness of UBS’s internal processes for risk management, risk control, measurement and modeling, and of financial models generally; (13) whether UBS will be successful in keeping pace with competitors in updating its technology, particularly in trading businesses; (14) the occurrence of operational failures, such as fraud, unauthorized trading and systems failures, either within UBS or within a counterparty; and (15) the effect that these or other factors or unanticipated events may have on our reputation and the additional consequences that this may have on our business and performance. Our business and financial performance could be affected by other factors identified in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including UBS’s Annual Report on Form 20-F for the year ended 31 December 2011. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

Rounding | Numbers presented throughout this report may not add up precisely to the totals provided in the tables and text. Percentages and percent changes are calculated based on rounded figures displayed in the tables and text and may not precisely reflect the percentages and percent changes that would be derived based on figures that are not rounded.

UBS AG

P.O. Box, CH-8098 Zurich

P.O. Box, CH-4002 Basel

www.ubs.com

This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Number 333-178960) and Form S-8 (Registration Numbers 333-49210; 333-49212; 333-127183; 333-127184; 333-162798; 333-162799; 333-162800; 333-178539; 333-178540; 333-178541; and 333-178543) and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG

By:	/s/ Sergio Ermotti
Name: Sergio Ermotti
Title: Group Chief Executive Officer

By:	/s/ Tom Naratil
Name: Tom Naratil
Title: Group Chief Financial Officer

Date: May 2, 2012